AMCORE Financial, Inc.

2003 Form 10-K Annual Report,

Proxy Statement and Notice of 2004 Annual Meeting

04011695

ARS

PE 12-31-03

MAR 15 2004

...t the end of the day, it all comes down to people."



AMCORE Financial

AMCORE
FINANCIAL, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 4, 2004

To the Stockholders of AMCORE Financial, Inc.:

The Annual Meeting of Stockholders of AMCORE Financial, Inc., a Nevada corporation, will be held at the Coronado Theatre, 314 North Main Street, Rockford, Illinois on May 4, 2004, at 6:00 p.m., Rockford time, for the following purposes:

1. To elect five directors;
2. To ratify the appointment of KPMG LLP as independent auditors;
3. To approve the Amended and Restated AMCORE Stock Option Advantage Plan, as set forth in Appendix A of the Proxy Statement appended to this Notice; and
4. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only stockholders of record at the close of business on March 5, 2004 are entitled to notice of, and to vote at, the meeting or any adjournment of the meeting.

Stockholders are cordially invited to attend the Annual Meeting. Whether or not you are able to attend the meeting, we would appreciate if you would complete and deliver your proxy as promptly as convenient. We are pleased to be able to offer you the option of delivering your proxy by telephone or by Internet transmission in addition to the traditional method of completing, signing and mailing a proxy card. The proxy may be revoked at any time before it is voted, provided that written notice thereof has been given to the Secretary of the Company. If you are present at the meeting, you may vote your shares in person and the proxy will not be used.

In accordance with proxy householding rules, only one copy of the Company's Annual Report on Form 10-K ("Annual Report") and Proxy Statement has been sent to multiple stockholders of the Company who share the same address and last name, unless the Company has received contrary instructions from one or more of those stockholders. In addition, the Company has been notified that certain intermediaries, i.e., brokers or banks, will household proxy materials. The Company will deliver promptly, upon oral or written request, a separate copy of the Annual Report and Proxy Statement to any stockholder at the same address. If you wish to receive a separate copy of the Annual Report and Proxy Statement, you may write to AMCORE Financial, Inc., Attention: Corporate Secretary, 501 Seventh Street, Rockford, Illinois 61104 or call (815) 968-2241. Stockholders sharing an address who now receive multiple copies of the Company's Annual Report and Proxy Statement may request delivery of a single copy by writing or calling the Company at the above address or by contacting their broker, provided they have determined to household proxy materials. The Company's Notice of Annual Meeting and Proxy Statement and Annual Report are available on the Company's Internet site at www.AMCORE.com.

For further information concerning individuals nominated as directors, the appointment of KPMG LLP as independent auditors, the Amended and Restated AMCORE Stock Option Advantage Plan and the use of the proxy, you are respectfully urged to read the Proxy Statement on the following pages.

By order of the Board of Directors,

James S. Waddell
Secretary

March 12, 2004
Rockford, Illinois

[THIS PAGE INTENTIONALLY LEFT BLANK]

AMCORE FINANCIAL, INC.

501 Seventh Street
Rockford, Illinois 61104

March 12, 2004

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies to be voted at the Annual Meeting of Stockholders of AMCORE Financial, Inc. (Company), a Nevada corporation, to be held on May 4, 2004 at 6:00 p.m., Central time, at the Coronado Theatre, 314 North Main Street, Rockford, Illinois and any adjournment thereof, and further to inform the stockholders concerning the use of the proxy and the business to be transacted at the meeting.

The enclosed proxy is solicited by the Board of Directors of the Company. The proxy may be revoked at any time before it is voted. Proxies may be revoked by filing written notice of revocation with the Secretary of the Company before the meeting or by attending the meeting and voting in person. The items enumerated herein constitute the only business which the Board of Directors intends to present or is informed that others will present at the meeting. The proxy does, however, confer discretionary authority upon the persons named therein, or their substitutes, with respect to any other business which may properly come before the meeting. Stockholders are entitled to one vote for each share. Only stockholders of record at the close of business on March 5, 2004 are entitled to notice of, and to vote at, the meeting.

Pursuant to the Bylaws of the Company, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting. Directors shall be elected by a plurality of the votes cast in the election of directors. Any action to be taken by a vote of the stockholders, other than the election of directors, must be authorized by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. In tabulating the vote, broker non-votes will be disregarded and will have no effect on the outcome of the vote.

The expenses in connection with the solicitation of proxies will be borne by the Company. Solicitation will be made by mail, but may in some cases also be made by telephone or personal call by officers, directors or regular employees of the Company who will not be specially compensated for such solicitation. This proxy statement and the accompanying proxy are first being mailed or delivered to stockholders on or about March 12, 2004.

ITEM 1—ELECTION OF DIRECTORS

In the election of the Board of Directors, stockholders are entitled to one vote for each common share owned by them for each of the five nominees. Stockholders may not cumulate their votes. As of February 15, 2004, the Company had outstanding 25,244,000 shares of common stock. Proxy votes not limited to the contrary will be cast for the election of the nominees named below, but should any of such individuals unexpectedly become unavailable for election, the proxies reserve the right to nominate and vote for such other person or persons as they shall designate.

The following sets forth the names, ages, principal occupations during the last five years and other information regarding the director nominees and those directors whose terms continue after the meeting.

There is one Class II director to be elected at the 2004 Annual Meeting. The Nominee for Class II director whose term will expire in 2006 is Jack D. Ward. There are four Class III directors to be elected at the 2004 Annual Meeting. Nominees for Class III directors whose terms will expire in 2007 are: Paula A. Bauer, Karen L. Branding, Paul Donovan and Gary L. Watson.

Class II Director

Jack D. Ward—Director since 1995

Mr. Ward, age 51, is an Attorney at Law and Partner with the law firm of Reno, Zahm, Folgate, Lindberg & Powell.

Class III Directors

Paula A. Bauer—Director since 1999

Ms. Bauer, age 49, is the Vice President of Global Supply Chain Management at RAYOVAC Corporation (battery and lighting device company).

Karen L. Branding—Director since 2000

Ms. Branding, age 43, has been Vice President of Busch Entertainment Corporation since October 2002. She was previously Chairman, President and Chief Executive Officer of Busch Creative Services (an Anheuser-Busch Company). She was a director of Vintage Mutual Funds, Inc. until March 2000.

Paul Donovan—Director since 1998

Mr. Donovan, age 56, was the Senior/Executive Vice President and Chief Financial Officer of Wisconsin Energy Corporation (diversified holding company providing energy and manufacturing services) from August 1999 until June 2003. At that time, he became a special advisor to the Chairman of Wisconsin Energy Corporation pending his retirement from Wisconsin Energy Corporation in February 2004. He was previously Executive Vice President and Chief Financial Officer of Sundstrand Corporation (manufacturer of industrial and aerospace products). He has been a director of CLARCOR, Inc. (diversified manufacturer) since March 2003, a director of Solutia, Inc. (manufacturer of specialty chemical products) since October 2001 and a director of Woodward Governor Company (manufacturer of controls for various types of engines) since November 2000.

Gary L. Watson—Director since 1987

Mr. Watson, age 58, is the President of Newspaper Division, Gannett Co., Inc.

Those directors whose terms do not expire this year are:

Class I Directors (terms expire 2005)

John A. Halbrook—Director since 1997

Mr. Halbrook, age 58, is Chairman of the Board and Chief Executive Officer of Woodward Governor Company (manufacturer of controls for various types of engines).

Frederick D. Hay—Director since 1997

Mr. Hay, age 59, retired as Senior Vice President—Operations of Snap-on Incorporated (manufacturer of tools) in February 2002.

Class II Directors (terms expire 2006)

Kenneth E. Edge—Director since 2000

Mr. Edge, age 58, has been the Chairman of the Board of Directors since January 2003, and has been President and Chief Executive Officer of the Company since July 2002. He was President and Chief Operating Officer of the Company from May 2000 to July 2002 and was Executive Vice President and Chief Operating Officer of the Company until May 2000. He has been Chairman of the Board, President and Chief Executive Officer of AMCORE Bank, N.A. since October 1999. He has been Chairman of the Board of AMCORE Investment Group, N.A. (AIG) since October 1999 and President and Chief Executive Officer of AIG since November 2003.

John W. Gleeson—Director since 2003

Mr. Gleeson, age 57, is the Senior Vice President and Treasurer of Walgreen Company (retail drug stores).

William R. McManaman—Director since 1997

Mr. McManaman, age 56, has been the Executive Vice President and Chief Financial Officer of Aurora Foods, Inc. (manufacturer, marketer and distributor of both dry and frozen branded food products) since April 2002. He was previously Vice President—Finance and Chief Financial Officer of Dean Foods Company (processor and distributor of dairy products) until April 2000. Aurora Foods filed Chapter 11 bankruptcy on December 8, 2003.

Information Concerning the Board of Directors and Its Committees

The Board of Directors has adopted Corporate Governance Guidelines to assist the Board in the exercise of its responsibilities. The Board of Directors is in compliance with the requirement that the Board contain a majority of independent directors. This determination of independence was made by the entire board using the definitions of independence prescribed by the Securities and Exchange Commission (SEC) and by the National Association of Security Dealers (NASD). Each director on the Company's Board of Directors was determined to be independent with the exception of Mr. Edge who is a Company employee. The Corporate Governance Guidelines instructs that no more than two management executives may serve on the Board at the same time. The Guidelines also require the non-management directors of the Company to meet in executive session without management on a regularly scheduled basis.

The Board is in compliance with the requirement to have at least three Audit Committee members, all of whom must be independent. The members of the Audit Committee were determined to be independent under the Audit Committee independence requirements set forth by the SEC and the NASD. The independence requirements for Audit Committee members are more stringent than regular Board independence requirements. The full Board named William R. McManaman as the "Audit Committee Financial Expert" of the Audit Committee under the definition prescribed by the SEC.

The Charter of the Governance and Nominating Committee, Charter of the Audit Committee, Charter of the Compensation Committee, Company's Code of Ethics, Corporate Governance Guidelines and the Whistle Blower Provisions are all available on the Company's website at www.AMCORE.com/governance.

Committees of the Board of Directors:

The Company has an Executive Committee whose members are Messrs. Donovan, Edge, Halbrook, Hay and McManaman. The Executive Committee exercises certain powers of the Board of Directors in the management of the Company that have been delegated to the Executive Committee by the Board of Directors. The Executive Committee did not meet during 2003.

The Company has an Audit Committee whose members are Ms. Bauer and Messrs. Gleeson, Halbrook, McManaman and Watson, each of whom is independent as defined in Rule 4200(a)(15) of the NASD's listing standards. The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in monitoring (1) the integrity of the financial reporting process and systems of internal control of the Company, (2) the compliance by the Company with legal and regulatory requirements, and (3) the independence and performance of the Company's internal and external auditors. For more information on the responsibilities of the Audit Committee, please refer to the Audit Committee Charter attached as Appendix B to this Proxy Statement. The Audit Committee held seven meetings during 2003. A report of the Audit Committee is set forth on page 15 of this Proxy Statement.

The Audit Committee is also responsible for pre-approving audit and non-audit services. The Audit and Non-Audit Services Policy is attached as Appendix C to the Proxy. Proposed services may (1) either be pre-approved pursuant to pre-approval policies and procedures established by the Audit Committee that are detailed as to the particular service and do not delegate Audit Committee responsibilities to management without consideration of specific case-by-case services by the Audit Committee or (2) require the specific pre-approval of the Audit Committee. Unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the Company's auditor. Any proposed services exceeding the pre-approved maximum fee amounts set forth in the policy will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether the services to be performed by the auditor are consistent with the Sarbanes-Oxley Act of 2002 and applicable SEC rules on auditor independence and whether the provision of such services by the auditor would impair the auditor's independence. In addition to the rules of the SEC relating to auditor independence, the Audit Committee takes into consideration various other relevant factors.

The Company has an Investment Committee whose members are Messrs. Donovan, Edge, Halbrook, McManaman and Ward. Mr. Norman E. Johnson also served on this committee during 2003, but has resigned his director position effective February 11, 2004. The Investment Committee establishes the investment policies of the Company and its subsidiaries. During 2003, the Investment Committee held four meetings.

The Company has a Compensation Committee whose members are Ms. Branding and Messrs. Donovan and Hay, each of whom is independent. Mr. Norman E. Johnson also served on this committee during 2003. The Compensation Committee is appointed by the Board of Directors of the Company to: 1) oversee the Company's compensation and employee benefit plans and practices, including its executive compensation plans and its incentive-compensation and equity-based plans and 2) produce an annual report on executive compensation for inclusion in the Company's proxy statement, in accordance with all applicable rules and regulations. During 2003, the Compensation Committee held four meetings. A report of the Compensation Committee is set forth on page 13 of this Proxy Statement.

The Company has a Corporate Governance and Nominating Committee whose members are Ms. Bauer, Ms. Branding, Messrs. Gleeson, Hay, Ward and Watson, each of whom is independent. The functions of the Corporate Governance and Nominating Committee include the following: (1) identifying and recommending to the Board individuals qualified to serve as directors of the Company; (2) recommending to the Board directors to serve on committees of the Board; (3) advising the Board with respect to matters of Board composition and procedures, including compensation; (4) developing and recommending to the Board a set of corporate governance principles applicable to the Company and overseeing corporate governance matters generally; and (5) overseeing the annual evaluation of the Board and the Company's management. The Corporate Governance and Nominating Committee met three times during 2003.

The Corporate Governance and Nominating Committee is governed by a charter, a current copy of which is available on our corporate website at www.AMCORE.com/governance. A copy of the charter is also available in print to shareholders upon request, addressed to the Corporate Secretary at AMCORE Financial, Inc., 501 Seventh Street, Rockford, Illinois, 61104.

As of December 31, 2003, the Company had no other committees of the Board of Directors.

The Board of Directors met five times during 2003. All directors attended at least 75% of the meetings of the Board of Directors and meetings held by all committees of the Board of Directors on which they served during the period for which they were directors in 2003 with the exception of Ms. Branding who attended 67% and Mr. Johnson who attended 69%. Nine directors were in attendance at the 2003 Annual Meeting of Shareholders. The Corporate Governance Guidelines adopted by the Board of Directors states that a director is expected to regularly attend meetings of the Board and committees on which such director sits. A director who is unable to attend a meeting (which it is understood will occur on occasion) is expected to notify the Chairman of the Board or the Chairman of the appropriate committee in advance of such meeting. All directors have complied with this requirement.

Compensation of the Board of Directors:

In order to more closely link directors' pay to performance and to further align the Board's interests with stockholders, a retainer is paid in AMCORE common stock. During 2003, each non-employee director earned an annual retainer of $10,000. All non-employee directors earned a fee of $1,000 for each Board of Directors and committee meeting attended during 2003 with the exception of committee chairman who received $3,000 for each committee meeting attended and chaired. Participants of telephonic committee meetings received $250 per meeting with the exception of the committee chairman who received $750 for each meeting chaired. Directors can elect to defer any meeting fees into the AMCORE Deferred Compensation Plan. The Company also reimburses non-employee directors for all out-of-pocket travel expenses.

Non-employee directors may defer fees pursuant to the AMCORE Deferred Compensation Plan. Deferred amounts are credited to one of 11 measurement funds. The value of these accounts will appreciate or depreciate based on market performance. Deferral amounts are credited to individual accounts in the name of each participating director in the Company's records, are unsecured and are payable only in cash following termination of the director's service to AMCORE and its subsidiaries. The deferred amounts will be paid out of the general corporate assets and are subject to creditor claims.

In 2002, non-employee directors received an option to purchase 4,500 shares of AMCORE common stock under AMCORE's 2001 Stock Option Plan for Non-Employee Directors, as amended. No other grants are contemplated until 2005 for those directors. Mr. Gleeson, a new director, received a grant of 3,000 shares in 2003 at the time of his election to the Board. Each option has an exercise price equal to the fair market value of the shares on the date the option is granted. Options vest over a three-year period on the anniversary of the grant date and are exercisable for seven years after the date of grant. Upon a change in control of AMCORE, disability or death, or if the director leaves the Board after completing a full three-year term, these options become immediately exercisable. The exercise price of an option may be paid in cash or with previously owned shares of common stock or a combination thereof.

Mr. C. Roger Greene, as Director Emeritus, receives a lifetime retainer of $7,000 per year. Messrs. Milton R. Brown, Robert A. Doyle, Lawrence E. Gloyd and Dr. Robert A. Henry, as Director Emeriti, each receive a lifetime retainer of $10,000 per year. Non-Employee Directors who joined the Board of Directors prior to 1997 and have 10 years' service at the time of retirement are eligible to receive a lifetime retainer. Non-Employee Directors not eligible for a lifetime retainer have received 650 shares of restricted common stock that vest over a five year period beginning in year five from the date of issue.

Director Nomination Process:

The Corporate Governance and Nominating Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Corporate Governance and Nominating Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Corporate Governance and Nominating Committee also seeks to have the Board represent a diversity of backgrounds, experience, gender and race.

The Corporate Governance and Nominating Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who have had a change in circumstances that might make them available to serve on the Board – for example, retirement as a CEO or CFO of a public Company. The Corporate Governance and Nominating Committee also, from time to time, may engage firms that specialize in identifying director candidates for which the firm is compensated. This method was used for the last several director searches, including the most recent that brought the Treasurer of Walgreen's to the AMCORE Financial, Inc. Board of Directors. As described below, the Committee will also consider candidates recommended by shareholders.

The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Corporate Governance and Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Corporate Governance and Nominating Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Corporate Governance and Nominating Committee, a shareholder must submit the recommendation in writing and must include the following information: (1) the name of the shareholder and evidence of the person's ownership of Company stock, including the number of shares owned and the length of time of ownership; and (2) the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of the Company and the person's consent to be named as a director if selected by the Corporate Governance and Nominating Committee and nominated by the Board.

The shareholder recommendation and information described above must be sent to the Corporate Secretary at 501 Seventh Street, Rockford, Illinois 61104 and must be received by the Corporate Secretary not less than 50 days nor more than 75 days prior to the annual meeting of shareholders.

Once a person has been identified by the Corporate Governance and Nominating Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Corporate Governance and Nominating Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Corporate Governance and Nominating Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

Shareholder Communications with Directors

The Board has established a process to receive communications from shareholders and other interested parties. Shareholders and other interested parties may contact any member (or all members) of the Board including without limitation the Chair of the Corporate Governance and Nominating Committee, Fred Hay, or the non-management directors as a group, any Board committee or any chair of any such committee by mail or electronically. To communicate with the Board of Directors, any individual directors or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent "c/o Corporate Secretary" at 501 Seventh Street, Rockford, Illinois 61104. To communicate with any of our directors electronically, shareholders should go to our corporate website at www.AMCORE.com. Under the headings "Investor Relations/Corporate Governance/Communicating with our Board," you will find an on-line form that may be used for writing an electronic message to the Board, any individual directors, or any group or committee of directors. Please follow the instructions on our website in order to send your message.

All communications received as set forth in the preceding paragraph will be opened by the office of our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Secretary's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

Security Ownership of Directors and Officers

The following tabulation sets forth the number of shares of common stock of the Company beneficially owned by each of the directors and nominees for election to the Board of Directors, by each named executive officer employed by the Company, and by all directors and officers as a group as of February 15, 2004 and the percentage that these shares bear to the total common stock outstanding on that date.

Name of Beneficial Owner	Amount of Shares Beneficially Owned (1)	Percent of Class
Paula A. Bauer	8,282 (2)(3)	*
Karen L. Branding	9,611 (2)(3)	*
Paul Donovan	7,497 (2)(3)	*
Kenneth E. Edge	175,066 (2)(3)(4)(5)	0.69%
John W. Gleeson	1,905 (2)	*
John A. Halbrook	14,352 (2)(3)	*
Frederick D. Hay	12,724 (2)(3)	*
John R. Hecht	127,302 (2)(3)(4)(6)	0.50%
Bruce W. Lammers	61,570 (2)(3)(4)(7)	*
Joseph B. McGougan	82,235 (2)(3)(4)(6)	*
William R. McManaman	17,846 (2)(3)	*
David W. Miles	188,158 (4)(6)	0.75%
James S. Waddell	181,516 (2)(3)(4)(5)	0.72%
Jack D. Ward	20,332 (2)(3)	*
Gary L. Watson	28,382 (2)(3)(7)	*
All executive officers and directors (17 persons)	970,494 (2)(3)(4)(5)(6)(7)	3.84%

* The amount shown is less than ½% of the outstanding shares of such class.

(1) The information contained in this column is based upon information furnished to the Company by the persons named above or obtained from records of the Company. The nature of beneficial ownership for shares shown in this column is sole voting and investment power unless otherwise indicated herein.

(2) Includes shares of restricted stock granted by the Company as follows: Ms. Bauer—1,508 shares, Ms. Branding—2,022 shares, Messrs. Donovan—1,744 shares, Edge—2,627 shares, Gleeson—1,905 shares, Halbrook—1,937 shares, Hay—1,862 shares, Hecht—2,189 shares, Lammers—1,095 shares, McGougan—1,095 shares, McManaman—1,905 shares, Waddell—2,189 shares, Ward—499 shares, and Watson—505 shares and all executive officers and directors—23,082 shares.

(3) Includes shares which such person has a right to acquire within sixty days through the exercise of stock options as follows: Ms. Bauer—3,750 shares, Ms. Branding—3,750 shares, Messrs. Donovan—5,250 shares, Edge—127,084 shares, Halbrook—8,000 shares, Hay—5,750 shares, Hecht—97,165 shares, Lammers—49,367 shares, McGougan—61,992 shares, McManaman—7,250 shares, Waddell—116,442 shares, Ward—10,250 shares, and Watson—11,750 shares and all executive officers and directors—529,800 shares.

(4) Includes shares held in trust with power to vote but without investment authority as follows: Messrs. Edge—12,962 shares, Hecht—13,501 shares, Lammers—3,388 shares, McGougan—12,487 shares, Waddell—10,785 shares, Miles—67,599 shares and all executive officers and directors—128,881 shares.

(5) Includes shares held in joint tenancy with the spouses of certain of the directors and executive officers as to which voting and investment power is shared as follows: Messrs. Edge—31,872 shares, Waddell—4,500 shares and all executive officers and directors—36,372 shares.

(6) Includes shares held individually by certain family members of the directors and officers as follows: Messrs. Hecht—14,043 shares, McGougan—3,409 shares, Miles—11,000 shares and all executive officers and directors—29,452 shares.

(7) Includes shares held in trusts of which such persons are trustees having sole voting and investment power as follows: Messrs. Lammers—2,000 shares and Watson—703 shares and all executive officers and directors—3,103 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16 of the Exchange Act, the Company's officers, directors and holders of more than five percent of the Company's common stock are required to file reports of their trading in equity securities of the Company with the SEC, the Company and the NASDAQ Stock Market. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Forms 3, 4 or 5 were required for those persons, the Company believes that during 2003 all filing requirements applicable to its officers, directors and more than five percent stockholders were complied with.

Security Ownership of Certain Beneficial Owners

The following table lists the beneficial ownership of the Company's common stock with respect to all persons/owners, other than those listed above, known to the Company as of February 15, 2004 to be the beneficial owner of more than five percent of such common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Interest (1)	Percent of Class
Wellington Management Company, LLP 75 State Street, Boston, MA 02109	2,184,060 (2)	8.65%
AMCORE Investment Group, N.A 501 Seventh Street, Rockford, IL 61104	1,720,446 (3)(4)	6.81%

(1) The information contained in this column is based upon information furnished to the Company by the persons/owners named above or obtained from records of the Company.

(2) Includes 2,184,060 shares held by nominees acting on behalf of Wellington Trust Company, NA. The nature of beneficial ownership for the shares shown in this column is as follows: shared voting power—1,775,570, no voting power—408,490 shares and shared investment power—2,184,060.

(3) Includes 1,720,446 shares held by nominees acting on behalf of AMCORE Investment Group, N.A. Excludes 1,019,770 shares held as trustee of various trusts over which AMCORE Investment Group, N.A. has neither voting nor investment power, and as to which beneficial ownership is disclaimed on these shares. The nature of beneficial ownership for the shares shown in this column is as follows: sole voting power—1,502,161 shares, shared voting power—no shares, no voting power—218,285 shares, sole investment power—1,283,486 shares, shared investment power—397,250 shares and no investment power—39,710 shares.

(4) Although there is no affirmative duty or obligation to do so, it is the general practice of AMCORE Investment Group, N.A. to solicit the direction of trust beneficiaries or grantors with regard to the voting of shares held in trust on all issues that are subject to vote by proxy. The shares are then voted as directed by the trust beneficiary or grantor. If no direction is received, the shares are not voted.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following tables set forth certain information regarding the compensation earned by the Company's Chief Executive Officer, four next highest compensated executive officers and a former executive officer who would have been included among the four most highly compensated officers had he remained in the employ of the Company through December 31, 2003 (collectively, the "named executive officers") based on salary and short-term incentive bonus earned during the year ended December 31, 2003:

		Annual Compensation			Long-Term Compensation: Awards		Long-Term Compensation: Payouts	
Name and Principal Position	Year	Salary (1)	Bonus (1)(2)	Other Annual Compensation (3)	Restricted Stock Awards (4)	Securities Underlying Options (#)	LTIP Payouts (5)	All Other Compensation (6)
CURRENT OFFICERS								
Kenneth E. Edge	2003	$412,000	$372,448	$3,967	$ —	62,845	$ —	$165,917
Chairman of the Board,	2002	365,885	260,000	2,503	—	80,677	—	112,784
President & Chief Executive Officer	2001	300,000	150,000	1,569	57,846	38,429	109,339	78,494
Bruce W. Lammers	2003	257,500	145,488	42	—	—	—	43,602
Executive Vice President	2002	239,981	96,000	1,080	—	52,155	—	47,749
	2001	235,000	94,000	1,511	48,202	17,000	47,186	40,092
John R. Hecht	2003	250,000	113,000	2,477	—	7,213	—	42,563
Executive Vice President &	2002	240,000	96,000	2,636	—	39,116	—	54,126
Chief Financial Officer	2001	240,000	84,000	2,754	48,202	22,921	84,111	55,233
James S. Waddell	2003	245,000	110,740	3,369	—	12,405	—	83,847
Executive Vice President &	2002	239,981	96,000	4,906	—	47,877	—	67,998
Chief Administrative Officer	2001	235,000	82,250	3,424	48,202	17,000	96,722	76,980
Joseph B. McGougan	2003	196,000	88,592	124	—	5,664	—	33,584
Executive Vice President	2002	186,250	66,500	2,430	—	36,000	—	35,900
	2001	164,519	33,159	1,709	24,101	17,186	—	35,505
FORMER OFFICER								
David W. Miles (7)	2003	229,712	121,240	1,768	—	18,366(8)	—	570,664
Former President &	2002	249,971	125,000	5,175	—	61,119(9)	80,447	75,744
Chief Executive Officer, AMCORE Investment Group, N.A.	2001	240,000	235,000	4,179	283,168	17,000(10)	208,947	116,718

(1) Compensation deferred pursuant to the Company's deferred compensation plan is included in Salary and Bonus totals.

(2) Reflects short-term incentive bonus and other bonuses earned during the current year.

(3) These amounts represent reimbursements during the year for taxes.

(4) Restricted stock award values reflected are shares issued times the closing stock price on date of grant. As of December 31, 2003, aggregate restricted stock holdings based on the closing stock price at year end were as follows: Edge—2,627 shares totaling $71,244, Hecht—2,189 shares totaling $59,366, Lammers—1,095 shares totaling $29,696, McGougan—1,095 shares totaling $29,696 and Waddell—2,189 shares totaling $59,366. In addition, aggregate restricted stock based on the closing price at December 31, 2003 for which the restriction was released on January 23, 2004 were as follows: Edge—3,005 shares totaling $81,496, Hecht—2,504 shares totaling $67,908, Lammers—2,504 shares totaling $67,908, McGougan—1,252 shares totaling $33,954, Waddell—2,504 shares totaling $67,908 and Miles—2,504 shares totaling $67,908.

(5) Reflects Performance Unit Award plan payouts earned during the year, dividend equivalent payments received on all outstanding Performance Units, and other long-term incentive payouts.

(6) Amounts shown for 2003 consist of the following:

	Imputed income life insurance	Above market earnings on deferred compensation	AMCORE Financial Security Plan	Company's contributions to deferred compensation and retirement plans	Total Other Compensation
Kenneth E. Edge	$1,592	$21,376	$14,000	$128,949	$165,917
John R. Hecht	1,063	—	14,000	27,500	42,563
Bruce W. Lammers	837	—	14,000	28,765	43,602
Joseph B. McGougan	414	13,264	6,596	13,310	33,584
James S. Waddell	1,966	11,670	14,000	56,211	83,847
David W. Miles	740	26,664	14,000	—	40,664

(7) Mr. Miles resigned from the Company effective December 3, 2003. Pursuant to the provisions of his termination agreement, Mr. Miles was paid 24 months of severance, based on an annual salary of $257,500 plus $15,000 to cover transition costs. Mr. Miles was entitled to a 5/6 payout of benefits earned during 2003 under the Company's short-term incentive (payout was $121,240) and net-interest margin plans and full release of restricted stock if earnings targets were met (2,504 shares were released). Mr. Miles was entitled to exercise 57,504 vested options until three months after date of resignation.

(8) Includes 7,485 shares subsequently cancelled December 3, 2003.

(9) Includes 40,746 shares subsequently cancelled December 3, 2003.

(10) Includes 8,500 shares subsequently cancelled December 3, 2003

Option Grants in Last Fiscal Year

The following table provides information related to options granted to the named executive officers during 2003.

	Individual Grants (1)				Potential Net Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
CURRENT OFFICERS						
Options (3)						
Kenneth E. Edge	28,620	9.2%	$23.775	05/07/10	$277,008	$645,545
	21,259	6.8	23.760	05/09/10	205,632	479,210
Reload Options (4)						
Kenneth E. Edge	12,966	N/A	23.870	05/09/10	125,997	293,626
John R. Hecht	7,213	N/A	23.965	05/15/06	27,247	57,217
Joseph B. McGougan	5,664	N/A	23.965	05/21/07	29,252	62,996
James S. Waddell	12,405	N/A	23.835	05/15/06	46,605	97,868
FORMER OFFICER						
Options (3)						
David W. Miles	7,485(5)	2.4	23.775	05/07/10	72,446	168,830
Reload Options (4)						
David W. Miles	10,881(6)	N/A	24.340	05/09/10	104,379	242,000

(1) Reflects options granted during 2003 to acquire shares of common stock pursuant to the 2000 Stock Incentive Plan.

(2) Values are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall stock conditions and the optionholder's continued employment. Pursuant to the terms of the 2000 Stock Incentive Plan, the optionee has three years after retiring from the Company during which to exercise vested options.

(3) Options granted pursuant to the 2000 Stock Incentive Plan have an exercise price of not less than 100% of the fair market value of the common stock on the date of the grant. The above 2003 grants become fully exercisable in two years (one half per year) following the date of grant and remain exercisable until seven

years from the date of grant unless the optionee ceases to be an employee of the Company or its subsidiaries in which case the optionee has three months to exercise any vested options. Upon normal retirement, the vesting of options is accelerated and options become fully exercisable. The option exercise price may be paid in cash, shares of common stock having a fair market value equal to the exercise price, stock withholding or any combination of the above. There are no reload rights associated with the above 2003 option grants.

(4) Reload options, when granted, have an exercise price of not less than 100% of the fair market value of the Common Stock on the date of the exercise of the option that created the reload. Reload options become exercisable immediately and remain exercisable until the expiration date of the original grant unless the optionee ceases to be an employee of the Company or its subsidiaries. The option exercise price may be paid in cash, shares of Common Stock having a fair market value equal to the exercise price, stock withholding or any combination of the above.

(5) Options were subsequently cancelled on December 3, 2003.

(6) Expiration date became March 3, 2004 upon resignation from the Company. Options were subsequently exercised prior to December 31, 2003.

Option Exercises in Last Fiscal Year and Year-End Holdings

The following table sets forth information with respect to the named executive officers concerning the exercise of options during the last year and unexercised options held as of December 31, 2003.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options atYear End (1)		Value of Unexercised In-the-Money Options at Year End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
CURRENT OFFICERS						
Kenneth E. Edge	15,000	$ 68,828	111,992	121,163	$458,370	$507,846
John R. Hecht	10,500	111,632	90,579	38,827	466,821	190,672
Bruce W. Lammers	15,476	92,868	40,586	45,769	166,945	208,697
Joseph B. McGougan	6,750	36,889	56,941	34,000	275,465	158,255
James S. Waddell	18,000	189,029	109,586	38,827	565,691	190,672
FORMER OFFICER						
David W. Miles (3)	57,504	247,279	—	—	—	—

(1) Options granted to acquire shares of common stock pursuant to various stock incentive plans.

(2) The amounts shown reflect the value of unexercised options calculated by determining the difference between the market value of the Company's common stock on the last day of the year ($27.28) and the applicable exercise price of such options.

(3) All options were either exercised or canceled by December 31, 2003.

Employment Agreements / Change in Control Agreements

The Company has entered into individual "Transitional Compensation Agreements" (Agreements) with executive officers, including Messrs. Edge, Hecht and Waddell. If, during the three-year period following a change of control of the Company (as defined in the Agreements), the executive officer's employment is ended through (1) termination by the Company without cause (as defined in the Agreements) or (2) termination by the executive officer for good reason (as defined in the Agreements) based upon a breach of the agreement by the Company or a significant adverse change in the executive officer's responsibilities, compensation or benefits, then a termination payment will be made to the executive. The Agreements provide that such payment will equal three times the sum of the executive's then-current annual salary and annual bonus. In addition, the Agreements provide that, if any portion of the termination payment is subject to an excise tax as an excess parachute payment, as defined in the Internal Revenue Code Section 4999, the Company shall pay the executive the amount necessary to offset the excise tax and any applicable taxes on this additional payment. Additional provisions provide for the continuation, for three years after termination, of welfare and other benefits to the executive and his family unless termination is for cause. Upon a change of control of the Company, the executive is entitled to a lump sum cash payment equivalent to the present value of the projected benefits under certain supplemental retirement plans. These executives are each subject to a non-compete agreement that continues in existence while each executive is serving as an executive officer of the Company and for one year following the termination of such executive's employment with the Company, any successor thereto, and its or their subsidiaries.

The Company also entered into Transitional Compensation Agreements (Agreements) with Messrs. Lammers and McGougan. These Agreements provide that if such executive's employment is terminated within one year after a change in control of the Company either (i) by the Company other than for cause or other than as a consequence of disability or retirement (all as defined in such Agreements) or (ii) by such executive for reasons relating to a diminution of responsibilities, compensation or benefits or relocation requiring a change in residence or a significant increase in travel, the executive will receive: (a) lump sum payment equal to three times the sum of the executive's then-current annual salary and recent average annual bonus; (b) life, disability, accident and health insurance as provided in the Company's insurance programs for a period of 36 months after termination of employment; and (c) certain perquisites and outplacement services. In addition, the Agreements provide that, if any portion of the termination payment is subject to an excise tax as an excess parachute payment, as defined in the Internal Revenue Code Section 4999, the Company shall pay the executive the amount necessary to offset the excise tax and any applicable taxes on this additional payment. Upon a change of control of the Company, each executive shall be paid in shares, in partial settlement of any then outstanding award opportunity under the Supplemental Incentive Plan, an amount based on the actual performance achieved to the nearest practicable date to the date of the change in control, after adjusting the performance target appropriately for the proportion of the performance period completed as of the date of the change of control, pro rated based on the portion of the total performance period completed as of the date of the change of control (and without regard to any requirement as to passage of time or continued employment relating to the award). These executives are each subject to a non-compete agreement that continues in existence while each executive is serving as an executive officer of the Company and for one year following the termination of such executive's employment with the Company, any successor thereto, and its or their subsidiaries.

On August 10, 1998, the Company entered into Executive Insurance Agreements with Messrs. Edge, Hecht and Waddell, replacing prior agreements. The Company purchased split-dollar and/or company owned life insurance policies to provide an informal funding mechanism for the benefits related to the Supplemental Executive Retirement Plan (as defined herein). The Company may terminate any such agreement and receive its interest in the life insurance policy under certain conditions, including termination of employment (other than due to death, disability or retirement, unless such terminated employee becomes affiliated with a competitor following any such termination due to disability or retirement), provided the Company may not terminate any of the agreements if such termination of employment or affiliation occurs after a change in control of the Company.

The Company has also adopted a non-qualified, unfunded supplemental pension program for Messrs. Edge, Hecht and Waddell (the "Supplemental Executive Retirement Plan" (SERP)), which provides retirement benefits in excess of the maximum benefit accruals for qualified plans which are permitted under the Internal Revenue Code of 1986. The benefits under the SERP are provided by the Company on a non-contributory basis. The Company has not formally funded these supplemental retirement benefits other than accruing a liability in the amount of the actuarially determined present value of the retirement benefits.

A participant's annual retirement benefits payable under the SERP are based upon three percent of such participant's final base salary times number of years of service and shall not exceed 70% of a participant's final base salary and shall be no less than 45% of a participant's final base salary. The benefits payable shall be reduced by any other AMCORE provided benefits and also reduced by 50% of applicable Social Security benefits. The benefits shall be payable in the form of installment payments for the remainder of the participant's life, but in no event less than ten years, with payments continuing to the participant's designated beneficiary for only remaining years in such ten-year period in the event of the participant's death after payments have commenced but prior to the expiration of the ten-year period.

The Company provides a deferred compensation plan (entitled "AMCORE Financial, Inc. Deferred Compensation Plan") for senior officers. This plan provides the opportunity to defer salary and bonuses and provides for supplemental contributions intended to maintain certain levels of retirement benefits and maximize the effectiveness and flexibility of compensation arrangements for participants in the AMCORE Financial Security Plan (Security Plan). This is accomplished by crediting each participating officer with contributions that would be made to the Security Plan, but for certain limitations imposed by the Internal Revenue Code of 1986.

In August 1997, the Company reaffirmed a Transitional Compensation policy (Policy) to provide severance pay for substantially all of the Company's employees whose employment is terminated within one year following a change in control (as defined in the Policy). The Policy provides for semi-monthly payments, depending on employment status, equal to such employee's current weekly or monthly salary for a period of time determined pursuant to the Policy based upon his or her salary, years of service and age.

Compensation Committee Interlocks and Insider Participation

There were no known Compensation Committee interlocks as of the date of this Proxy Statement.

Report of the Compensation Committee

The Compensation Committee is responsible for making decisions regarding compensation for the executives of Amcore Financial, Inc. (AMCORE) and its principal subsidiaries. All Committee members are independent, non-employee directors. We seek to provide a competitive, performance-based executive compensation program that enables AMCORE to attract and retain key individuals and to motivate them to achieve AMCORE's short- and long-term goals.

We believe that a substantial portion of executive compensation should be at risk. As a result, AMCORE's compensation plans have been structured so that the level of total compensation is strongly dependent upon achievement of business results that are aligned with the interests of AMCORE's stockholders and customers.

The primary elements of AMCORE's executive compensation program are base salary, annual incentive compensation, and long-term incentive compensation. For AMCORE executives, all elements of compensation are targeted at the 50th percentile of general industry practices—that is, we target compensation at the median levels paid for similar positions at similarly sized companies.

In order to determine competitive compensation practices, we rely upon compensation surveys provided to us by Pearl Meyers, an independent compensation consultant. We principally rely upon a survey of compensation practices of similarly sized companies in the banking industry.

Specific values of 2003 compensation for the Chief Executive Officer and the four other most highly compensated executive officers are shown in the Summary Compensation Table. Our basis for determining each element of compensation is described below.

Base Salary

The Compensation Committee, working with the consulting firm, determines a range for the executive officers' base salaries in order to be competitive and consistent with amounts paid to executives performing similar functions in comparable companies. The amount of each executive's base salary is set within the range based upon performance of the Company, performance of particular business units, the personal performance of such executive officers, target market median levels and other factors as the Compensation Committee and the Board of Directors deem appropriate. These determinations are not made in a formulaic way, but reflect subjective assessments by the Compensation Committee and the Board of Directors.

Short-Term Incentive

Annual incentive amounts are payable contingent upon the attainment of financial targets compared to planned performance, and, where appropriate, attainment of earnings goals of the business unit(s) for which the executive has responsibility.

For 2003, certain aspects of the short-term incentive were amended to create a closer alignment with the Company's strategic plan and financial plan, and to create a simpler plan design. Financial targets were defined in the AMCORE Value Scorecard, which evaluates performance based on core diluted earnings per share, core revenue, new branch profitability, new branch revenue, and customer retention. The Company underwent extensive analysis as the basis for identifying those financial targets as the most appropriate given the Company's strategic plan and where it stands in its business cycle. The analysis included the Company's long-term growth objectives, financial position as compared to its peers, industry economic conditions, and creation of value for shareholders. For 2003, the Company met its performance objectives in the aggregate, and therefore the total short-term incentive payouts to the executive officers were 113% of the target incentive levels established under the plan, or about 57% of the maximum incentive opportunity.

Long-Term Incentive

The Company adopted a long-term incentive program in 2002 that created a stronger alignment with the Company's long-term strategic plan and shareholder value creation. In addition, the program is simple and straightforward, allowing officers to easily track progress.

The performance period of the plan is 2002 through 2004. A participant has an opportunity to earn share units based on the Company's performance throughout the performance period. The Company's performance is defined each year under the AMCORE Value Scorecard. The plan ends after the 2002 to 2004 performance period expires. Share units earned will be settled in cash or shares at the Compensation Committee's discretion. Long-term incentives are provided to award executives for achieving long-term strategic goals and to provide a balance against overemphasis on short-term results. In addition, through stock ownership, executives' long-term incentives are tied to shareholder value.

In 2002, the Company changed the terms of the stock option grants so that the options are more closely aligned with the company's long-term strategic plan, corporate governance standards, and shareholder value creation by reducing the term to seven years, thereby setting a more reasonable time horizon for creating shareholder value. Also, the 2002 option grants to key executive officers represents a component of compensation for the years 2002, 2003 and 2004 and the Committee therefore expects that it will not make another grant until 2005. Note that some grants intended to be granted in 2002 were not granted until 2003 due to the lack of available shares for the 2002 grant. The grant is aligned with the Company's 2002 to 2004 strategic plan and is simple for the officers to track. On an annualized basis, the stock option grant targets for AMCORE's named executives have an approximate present value of 70% to 85% of base salary, which is based on median marketplace benchmarks. This estimate was derived using the Black-Scholes valuation methodology. This enhanced earnings opportunity reflects AMCORE's shift toward creating a longer-term value.

The Company adopted a supplemental incentive plan that provides a consistent focus for key managers that influence business lines. A participant has an opportunity to earn shares of Company common stock based on the Company's performance throughout the three-year performance period. The plan provides a form of retention incentive for these key managers and compensation opportunities that are competitive within the industry.

Chief Executive Officer Compensation

The assessment of the Chief Executive Officer's performance and determination of the CEO's compensation are among the committee's principal responsibilities.

In reviewing the performance of Mr. Edge, AMCORE's Chief Executive Officer, all independent Directors were asked to evaluate the CEO's performance. The Compensation Committee Chair facilitated a meeting of the non-employee Directors to discuss the evaluations and gain consensus. The Chair of the Compensation Committee, along with the Chair of the Governance and Nominating Committee met with Mr. Edge to discuss his performance, and the committee factored the results into the compensation determinations.

Mr. Edge's base salary in 2003 was $412,000, which was near the low end of the competitive market. Mr. Edge's short-term incentive bonus was tied to the same factors described for other senior management resulting in a payout of 113% of the target incentive opportunity. This resulted in a payout of $372,448, for a combined total cash compensation of $784,448. During 2002, Mr. Edge earned a base salary of $365,885 and short-term incentive bonus of $260,000 for a total of $625,885.

The Compensation Committee believes that the executive management of the Company will receive appropriate rewards under the foregoing compensation incentive programs, but only upon achievement of performance goals established for the executives and the Company.

Paul Donovan, Chairman
Karen L. Branding
Frederick D. Hay

Report of the Audit Committee

The Board of Directors has a written Audit Committee Charter and an Audit and Non-Audit Services Policy (See Appendices B and C, respectively, to this Proxy Statement). The requirements of the Audit Committee Charter have been met. The Audit Committee has designated Director William R. McManaman as Audit Committee Financial Expert.

The Audit Committee, in its oversight role, has reviewed and discussed the audited consolidated financial statements with management and the Company's independent auditors (KPMG LLP), including "critical" accounting policies and practices. The Audit Committee has received and discussed a report from KPMG LLP containing the matters required for discussion by Statement on Auditing Standards No. 61. The Audit Committee has also reviewed a report and discussed with KPMG LLP its independence as required by Independence Standard No. 1, as amended, by the Independence Standards Board.

Management is responsible for the Company's financial reporting processes, including its system of internal controls, and for the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's independent auditors are responsible for auditing those consolidated financial statements. Our responsibility is to monitor and review these processes. It is not our duty or our responsibility to conduct auditing reviews or procedures. We are not employees of the Company and we are not professionally engaged in the practice of auditing. Therefore, we have relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent auditors included in their report on the Company's consolidated financial statements.

Based upon the foregoing reviews and discussions with management and the independent auditors, the Audit Committee has recommended to the Board of Directors that the Company's audited consolidated financial statements and the independent auditors' report thereon, dated March 10, 2004, be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

John A. Halbrook, Chairman
Paula A. Bauer
John W. Gleeson
William R. McManaman
Gary L. Watson

Fees Paid to Independent Auditors

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's consolidated financial statements for the years ended December 31, 2003 and 2002, and fees billed for other services rendered by KPMG LLP during those periods: Certain amounts for 2002 have been reclassified to conform with the 2003 presentation.

	2003	2002
Audit Fees (1)	$301,200	$282,700
Audit-related Fees (2)	73,070	45,876
Tax Fees (3)	1,250	—
All Other Fees (4)	—	—
Total (5)	$375,520	$328,576

(1) Audit fees consisted of fees for professional services performed by KPMG LLP for the audit of the Company's annual consolidated financial statements and review of consolidated financial statements included in the Company's 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consisted of fees for assurance and related services performed by KPMG LLP. This includes employee benefit plan audits; audits in connection with internal control reviews and attest services that are not required by statute or regulation; and consulting on financial accounting and reporting standards.

(3) Tax fees consisted of fees for tax compliance, tax advice and tax planning.

(4) All other fees include fees for services not included in the other three categories.

(5) The Audit Committee pre-approved 90% and 97% of the fees for 2003 and 2002, respectively. For further information, see discussion of the Audit Committee's pre-approval policies and procedures contained in "Committees of the Board of Directors."

Equity Compensation Plan Information

The following table sets forth information as of the end of the Company's 2003 fiscal year with respect to all incentive/option plans under which equity securities are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (2)(3)	2,105,303	$22.30	654,448
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,105,303	$22.30	654,448

(1) Does not include individual options to purchase 40,762 shares as of December 31, 2003, with a weighted average exercise price of $9.77 that were assumed by the Company in acquisitions. Includes options that have not vested and, therefore, are not currently exercisable. See Note 13—Stock Incentive Plans of the Notes to Consolidated Financial Statements in the Company's report on Form 10-K for additional information on vesting schedules. For purposes of determining diluted shares for earnings per share calculations, only options which are 'in-the-money' are included in the calculation. See Note 17—Earnings Per Share of the Notes to Consolidated Financial Statements in the Company's report on Form 10-K for additional information.

(2) The AMCORE Financial, Inc. 2000 Stock Incentive Plan (Plan) provides for the grant of stock options, reload options, stock appreciation rights, performance units, restricted stock awards and stock bonus awards to key employees. The Plan contains an "evergreen" provision that allows 2.5% of total outstanding shares be reserved for issuance under the Plan as of the effective date and 1.5% of total outstanding shares in each subsequent plan year not to exceed 425,000 shares in any one year, plus shares reserved for issuance but unissued in a prior plan year during the term of the Plan provided that the total shares available for issuance under the Plan and other similar plans does not exceed twelve percent of the total outstanding shares at the beginning of the plan year.

COMPANY PERFORMANCE

The following graph compares the cumulative total shareholder return on the common stock of the Company for the last five years with the cumulative total returns on the NASDAQ Stock Market Index and a selected peer group index. Cumulative total returns have been measured by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period.

The peer group of thirteen banks with similar revenue characteristics, including income from fiduciary activities, and located in one of the ten North Central states consists of the following:

> 1st Source Corporation (SRCE), AmeriServ Financial, Inc (ASRV), Chemical Financial Corp. (CHFC), Citizens Banking Corporation (CBCF), Community First Bankshares, Inc. (CFBX), First Financial Bancorp (FFBC), First Midwest Bancorp (FMBI), Firstmerit Corp. (FMER), Fulton Financial Corp (FULT), Old National Bancorp (ONB), Park National Corp. (PRK), Provident Financial Group, Inc. (PFGI), Susquehanna Bancshares, Inc. (SUSQ).

Comparison of the yearly percentage change in the cumulative shareholder return with this peer group was determined to be representative due primarily to similar revenue profiles and geographic markets and the use of this peer group for evaluating financial performance for incentive purposes.

Comparison of Five Year Cumulative Total Return
(AMCORE Financial, Inc., NASDAQ Stock Market Index, Bank Peer Group)


250
150
50
136.6
125.7
91.8
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
AMCORE
NASDAQ Stock
Peer Group

NOTES:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. The index level for all series was set to 100.0 as of December 31, 1998.

C. December 31, 2003 index levels were: AMCORE—136.6, NASDAQ Stock—91.8, and Peer Group—125.7.

TRANSACTIONS WITH MANAGEMENT

Directors and principal officers of the Company and their associates were customers of, and had transactions with, the Company's subsidiaries in the ordinary course of business during 2003. Comparable transactions may be expected to take place in the future. All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit, and depository relationships with the Company's directors and principal officers were made in the ordinary course of business, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons, and, in the opinion of management of the Company, did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2003, various directors and officers of the Company were indebted to the Company's subsidiaries in the amount of approximately $12.6 million. This amount represents 0.42 percent of the Company's subsidiaries' outstanding loans and 3.35 percent of the Company's stockholders' equity as of that date. The maximum aggregate amount of their indebtedness to the Company's subsidiaries during 2003 was $15.1 million. As of December 31, 2003, associates of directors and officers of the Company were indebted in the amount of $336,669 to the Company's subsidiaries. Further, the Company's subsidiaries have additional committed, but unfunded, lines of credit of $6.7 million to associates of directors and officers of the Company. The maximum aggregate amount of such associates' indebtedness to the Company's subsidiaries during 2003 was $643,346.

The Board of Directors, on February 22, 1984, authorized the Executive Committee to negotiate such agreements as may be necessary to accomplish stock redemptions pursuant to Section 303 of the Internal Revenue Code to pay death taxes of certain stockholders. Such redemptions will be conditioned upon any requisite bank regulatory agency or debt covenant approvals. Bank holding companies, such as the Company, are required to notify the Federal Reserve Board prior to paying 10% or more of consolidated net worth to redeem shares over a twelve-month period.

ITEM 2—APPOINTMENT OF INDEPENDENT AUDITORS

KPMG LLP has been appointed to serve as the independent auditors for the Company and subsidiaries for the fiscal year ending December 31, 2004. This appointment is being submitted to the stockholders for ratification. Representatives of KPMG LLP are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to have the opportunity to make any statements they consider appropriate. In the event the stockholders do not ratify the appointment of KPMG LLP, the selection of independent auditors will be determined by the Audit Committee and the Board of Directors after careful consideration.

Accounting services rendered by KPMG LLP during 2003 included the examination of the annual consolidated financial statements, review of unaudited quarterly statements, assistance with SEC filings, legally required special audits of subsidiaries, and consultations in connection with various tax and accounting-related matters.

During 2003, the Board of Directors reviewed and approved in advance or ratified the scope of all of KPMG LLP's professional services rendered to the Company and related entities.

The Board of Directors unanimously recommends a vote FOR ratification of KPMG LLP as independent auditors for the year 2004.

ITEM 3—APPROVAL OF THE AMENDED AND RESTATED AMCORE STOCK OPTION ADVANTAGE PLAN

Through the Amended and Restated AMCORE Stock Option Advantage Plan (the "Plan"), the Company has provided employees of the Company with an opportunity to purchase common stock of the Company through accumulated payroll deductions or lump sum contributions. Awards under the Plan may be granted only to employees, including executive officers but excluding non-employee members of the Board of Directors.

On February 11, 2004, the Compensation Committee approved an amendment to the Plan to increase the number of shares of common stock reserved under the Plan by 350,000 shares from 250,000 shares to 600,000 shares (the "Amendment"). On February 11, 2004, the Board of Directors approved the Amendment. The Amendment is necessary in order to permit the Company to continue utilizing stock options as part of its compensation strategy for employees, including executive officers but excluding non-employee members of the Board of Directors. The Amendment will enable the Company to continue the purposes of the Plan by providing additional incentives to attract and retain key personnel responsible for the continued achievement of the financial goals of the Company's business and by enhancing teamwork and customer service through motivation of employees. This would be in keeping with the Company's overall compensation philosophy, which attempts to place equity in the hands of employees in an effort to further instill shareholder considerations and values in the actions of such employees. If stockholders do not approve the Amendment, the Company will not be able to make further grants to employees under the Plan except to the extent of the original 250,000 shares.

Awards under the Plan

Participation in the Plan is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the Plan are not determinable and it is not possible at this time to determine or indicate the number, names or positions of employees who will receive future stock options or the number of shares of common stock for which stock options will be granted to any employee under the Plan. On February 27, 2004, the closing price of the Company's common stock on the NASDAQ National Market was $29.41 per share.

Description of the Plan

The following summary of the principal provisions of the Plan is not intended to be exhaustive and is qualified in its entirety by the terms of the Plan, including the Amendment, a copy of which is attached to this proxy statement as Appendix A. Other than the Amendment described above, the material terms and conditions of the Plan will not change.

General

The purpose of the Plan is to provide employees with an opportunity to purchase common stock of the Company through payroll deductions or lump sum contributions.

Administration

The Plan shall be administered by an individual or a committee appointed by the Board of Directors (the "Administrator"). All questions of interpretation or application of the Plan are determined by the Administrator, and, to the full extent permitted by law, its decisions are final, conclusive and binding upon all participants.

Eligibility

Each employee of the Company (including officers), whose customary employment with the Company is more than 20 hours per week and more than five months in any calendar year, is eligible to participate in an Exercise Period (as defined below); provided, however, that no employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such employee would own five percent of either the voting power or value of the stock of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock (determined at the Fair Market Value of the shares at the time such option is granted) for each calendar year. Eligible employees become participants in the Plan by filing with the Company an enrollment and change form authorizing payroll deductions (an "Agreement") in the manner prescribed by the Administrator.

Participation in an Offering

The Plan is implemented by consecutive overlapping offering periods lasting twelve (12) months (each an "Exercise Period") with a new Exercise Period commencing on April 1 and October 1 of each year. Employees may enroll in the Plan as of one of such dates by submitting an Agreement in the manner prescribed by the Administrator. Common stock may be purchased under the Plan every three months (an "Exercise Date"), unless the participant withdraws or terminates employment earlier. To participate in the Plan, each eligible employee must authorize payroll deductions pursuant to the Plan. Once an employee becomes a participant in the Plan, the employee will automatically participate in each successive Exercise Period until such time as the employee withdraws from the Plan or the employee's employment with the Company terminates. At the beginning of the Exercise Period, each participant is automatically granted options to purchase shares of the Company's common stock. The option expires at the end of the Exercise Period or upon termination of employment, whichever is earlier, but is exercised at the end of each Exercise Period to the extent of the payroll deductions, plus lump sum contributions, if any, accumulated during such Exercise Period.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by applicable provisions of any law.

Purchase Price, Shares Purchased

Shares of common stock may be purchased under the Plan at a price not less than 85% of the lesser of the Fair Market Value of the common stock on (i) the first day of the Exercise Period or (ii) such Exercise Date. The "Fair Market Value" of the common stock on any relevant date will be the closing price per share as reported on The NASDAQ National market (or the mean of the closing bid and asked prices, if no sales were reported) as quoted on such exchange or reported in The Wall Street Journal. The number of shares of common stock a participant purchases on each Exercise Date is determined by dividing the total amount of payroll deductions withheld, plus lump sum contributions, if any, from the participant's compensation since the prior Exercise Date by the purchase price.

Restriction on Transfer of Shares

A Participant may not sell any stock acquired under the terms of the Plan for two years after the Exercise Date upon which such shares were purchased. Notwithstanding the above, this sales restriction will lapse upon the earlier of the death, disability or retirement of the Participant. For purposes of this provision, a Participant shall be considered disabled if he has been determined to be disabled under the terms of the Company's Long-Term Disability Plan. The Administrator may waive this restriction in its sole discretion. For the purposes of the Plan, a Participant shall be considered retired if he has ceased employment at 55 years of age or older with at least ten years of service or at 65 years of age or older with at least five years of service.

Dividends

Dividends earned on shares of Stock held in the participant's stock account shall be credited to the participant's payroll account and used to purchase additional shares of stock at the same price and subject to the same terms and conditions as other shares purchased upon exercise of the next Option on the relevant Exercise Date.

Termination of Employment

Termination of a participant's employment for any reason, including disability or death, or the failure of the participant to remain in the continuous scheduled employ of the Company for at least 20 hours per week, cancels his or her option and participation in the Plan immediately. In such event, the payroll deductions credited to the participant's account will be returned to him or her or, in the case of death, to the person or persons entitled thereto as provided in the Plan.

Company Option to Repurchase Stock

Upon termination of employment of a Participant other than for death, disability or retirement, the Company shall have the option to repurchase all, or any portion of, the shares owned by such Participant that, at the time of such termination, are subject to the two year restriction on transfer provided for in the Plan. The Company shall have the right to repurchase such shares at the purchase price per share paid by the Participant at the applicable Exercise Date.

Adjustment Upon Change in Capitalization

In the event that the stock of the Company is changed by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other change in the capital structure of the Company, or any other increase or decrease in the number of shares of common stock effected without the receipt of consideration, appropriate proportional adjustments shall be made in the number and class of shares of stock subject to the Plan, the number and class of shares of stock subject to options outstanding under the Plan and the exercise price of any such outstanding options. Any such adjustment shall be made by the Administrator, in its sole discretion, whose determination shall be conclusive.

Dissolution, Liquidation, Merger or Asset Sale

In the event of a proposed dissolution, liquidation, merger or sale of all or substantially all of the assets of the Company, the Exercise Period then in progress will be shortened and a new exercise date will be set, unless otherwise provided by the Board of Directors. In addition, the restrictions on transfer of shares of stock purchased under the Plan will be waived. Notwithstanding the foregoing, if the Board determines, in its sole discretion, to continue the Plan upon a merger with or into another corporation, the Administrator may grant Options in substitution for stock awards, stock options, stock appreciation rights or similar awards held by an individual who becomes an employee of the Company or an Affiliate in connection with such transaction. The terms of such substituted Options shall be determined by the Administrator in its sole discretion, subject only to the limitations of the Plan.

Amendment and Termination of the Plan

The Board of Directors has the authority to amend or terminate the Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Plan, provided that if the Board of Directors determines that a change in the applicable accounting rules or a change in applicable laws renders an amendment or termination desirable then the Board of Directors may approve such amendment or termination. The Board of Directors may not amend the Plan without approval of the stockholders within 12 months of the adoption of such amendment if such amendment would (i) increase the number of shares that may be issued under the Plan or (ii) change the designation of the employees (or class of employees) eligible for participation in the Plan.

Withdrawal

Generally, a participant may withdraw from an Exercise Period at any time without affecting his or her eligibility to participate in future Exercise Periods.

Federal Tax Information for Purchase Plan

The Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue code of 1986, as amended (the "Code"). Under these provisions, no income will be taxable to a participant until the shares purchased under the Plan are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the Exercise Period or more than one year from the date of transfer of the stock of the participant, then the participant will recognize ordinary income measured as the lesser of (i) the excess of the Fair Market Value of the shares at the time of such sale or disposition over the Purchase Price, or (ii) an amount equal to 15% of the Fair Market Value of the shares as of the first day of the Exercise Period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of this holding period, the participant will recognize ordinary income generally measured as the excess of the Fair Market Value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income is recognized by participants upon a sale or disposition of shares prior to the expiration of the holding period(s) described above.

The foregoing is only a summary of the effect of federal income taxation upon the participant and the Company with respect to the shares purchased under the Plan. Reference should be made to the applicable provisions of the Code. In addition, the summary does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside.

Vote Required

The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting of Stockholders or any adjournment thereof will be required to approve the Amendment to the Plan.

The Board of Directors unanimously recommends a vote FOR the increase of shares available in the AMCORE Stock Option Advantage Plan.

STOCKHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

Nominations for the Board of Directors

The Company's Bylaws provide that the notice of proposed stockholder nominations for the election of directors must be timely and given to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, notice must be received by the Company not less than 50 days nor more than 75 days prior to the meeting. The date of an annual meeting of stockholders may be obtained from the Secretary of the Company when determined by the Board of Directors.

Notice to the Company from a stockholder who proposes to nominate a person at the annual meeting of stockholders for election as a director must contain certain information about that person as described in the "Director Nomination Process" section on page 5 of this Proxy Statement. The Company may also require any proposed nominee to furnish other information reasonably required by the Company to determine the proposed nominee's eligibility to serve as director. If the chairman of the meeting of stockholders determines that a person was not nominated in accordance with the foregoing procedures, such person shall not be eligible for election as a director.

Other Proposals

Stockholders may submit proposals appropriate for stockholder action at the Company's Annual Meeting consistent with the regulations of the SEC. For proposals to be considered for inclusion in the Proxy Statement for the 2005 Annual Meeting, the Company must receive them no later than November 12, 2004. Such proposals should be directed to AMCORE Financial, Inc., Attention: Corporate Secretary, 501 Seventh Street, Rockford, Illinois 61104.

By order of the Board of Directors,

James S. Waddell
Secretary

APPENDIX A

AMENDED AND RESTATED
AMCORE STOCK OPTION ADVANTAGE PLAN

PREAMBLE

WHEREAS, AMCORE Financial, Inc. (the "Company") desires to amend and restate its existing AMCORE Stock Option Advantage Plan through which certain employees of the Company and its affiliates may purchase from the Company shares of its common stock; and

WHEREAS, the Company intends that the amended and restated AMCORE Stock Option Advantage Plan be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, and has designed the plan to conform to the provisions of Rule 16b-3 of the Exchange Act;

NOW, THEREFORE, the Company hereby amends and restates the AMCORE Stock Option Advantage Plan (the "Plan"), such amended and restated Plan to be effective as of May 4, 2004:

ARTICLE 1.
PURPOSE OF PLAN

The purpose of the Plan is to secure for the Company and its shareholders the benefits of the incentive inherent in the ownership of the Company's common stock by present and future eligible employees of the Company and its Affiliates.

ARTICLE 2.
DEFINITIONS

2.1 Administrator. The individual or committee designated by the Board to administer the Plan.

2.2 Affiliate. Each corporation that is designated as an Affiliate by the Company pursuant to Section 5.3.

2.3 Agreement. An enrollment and authorization form submitted by an Eligible Employee to the Administrator through which the Eligible Employee elects to participate in the Plan and authorizes payroll deductions or other procedures established by the Administrator for payment of the exercise price of Options.

2.4 Board. The Board of Directors of the Company.

2.5 Code. The Internal Revenue Code of 1986, as amended.

2.6 Company. AMCORE Financial, Inc. and its successors and assigns.

2.7 Eligible Employee. An Employee of the Company or an Affiliate who is compensated through the Company's or the Affiliate's regular payroll, except for the following:

(a) An Employee whose customary employment by the Company or Affiliate is 20 hours or less per week.

(b) An Employee whose customary employment by the Company or Affiliate is for five months or less in a calendar year.

(c) An employee who would own more than 5% of the total combined voting power of all classes of stock of the Company or an Affiliate at the time such employee would be granted an Option. For the purpose of determining if an employee owns more than 5% of such stock, he shall be deemed to own (i) any stock owned (directly or indirectly) by or for his brothers and sisters (whether by whole or half blood), spouse, ancestors or lineal descendants, (ii) any stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which such individual is a shareholder, partner or beneficiary in proportion to his interest in such corporation, partnership, estate or trust, and (iii) any stock the individual may purchase under an outstanding stock option.

For purposes of the Plan and except as provided in Section 3.1(c), the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company.

2.8 Employee. A regular common law employee of the Company or an Affiliate who is paid through the Company's regular payroll.

2.9 Exchange Act. The Securities Exchange Act of 1934, as amended.

2.10 Exercise Date. The last day of each of the months of March, June, September and December on which the NASDAQ is open for trading.

2.11 Exercise Period. The Exercise Period for each Eligible Employee shall be the period that begins on the Grant Date hereunder and expires twelve (12) months thereafter.

2.12 Fair Market Value shall mean, as of any date, the value of Stock determined as follows:

a) If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq Small Cap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing price for such stock as quoted on such exchange or system for the last market trading day on the date of such determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable;

b) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Stock on the date of such determination, as reported in *The Wall Street Journal*, or such other source as the Board deems reliable;

c) In the absence of an established market for the Stock, the Fair Market Value thereof shall be determined in good faith by the Board.

2.13 Grant Date. The Grant Date for each Eligible Employee shall be April 1, or October 1 of the calendar year in which such Eligible Employee enrolls in the Plan in accordance with Section 3.1.

2.14 Option. The right that is granted hereunder to a Participant to purchase from the Company a stated number of shares of Stock at the Fair Market Value on each Exercise Date.

2.15 Participant. An Eligible Employee who has elected to participate in the Plan in accordance with Article 3.

2.16 Plan. The AMCORE Stock Option Advantage Plan.

2.17 Recordkeeping Account. A bookkeeping account maintained by the Company or its designated record-keeper to which is added the amounts withheld on behalf of each Participant under regular payroll deductions, or otherwise, deposited into the account as authorized by a Participant, and reduced by amounts used to purchase shares of Stock.

2.18 Stock. The common stock of the Company, $0.22 par value.

2.19 Stock Account. The book-entry account established by the Administrator to which all purchases of Stock pursuant to the exercise of an Option granted under the Plan are credited.

ARTICLE 3.
GRANT AND EXERCISE OF OPTIONS

3.1 Participation and General Conditions. An Eligible Employee may elect to become a Participant by completing the Agreement and filing it with the Administrator prior to the Grant Date or by responding to enrollment procedures in the form and manner prescribed by the Administrator prior to the Grant Date. Payroll deductions for a Participant shall commence on the first payroll following the Grant Date and shall end on the last payroll in the Exercise Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 3.7 and 3.8 hereof.

Subject to applicable limits set forth in the Code and the Plan, as may be applicable, a Participant shall be permitted to make one lump sum cash contribution to the Plan during each Exercise Period; provided, however, that no such contribution shall be made less than seven (7) days prior to the Exercise Date.

On the Grant Date, each Eligible Employee who becomes a Participant, shall, without further action of the Administrator, be granted an Option to purchase a number of shares of Stock (including any fractional share) that, in the aggregate, have an exercise price (as described below) that is not more than the amount contributed to the Plan by the Participant. In addition, no Eligible Employee may be granted an Option which permits his rights to purchase Stock under the Plan and all other employee stock purchase plans (described in Section 423(b) of the Code) of the Company and its Affiliates to accrue at a rate that exceeds $25,000 of Fair Market Value of such Stock (determined on the date that the Option is granted) for each calendar year in which such Option is outstanding at any time. Each Option grant is subject to the following terms and conditions:

(a) The exercise price of each Option shall be 85% of Fair Market Value of each share of Stock that is subject to the Option, determined on either the Grant Date or, if less, on the Exercise Date.

(b) Each Option that is not exercised during an Exercise Period shall expire at the end of the Exercise Period in which the Option was granted, unless it expires sooner pursuant to Section 3.1(c).

(c) Each Option shall expire on the date that the Eligible Employee terminates employment with the Company and all of its Affiliates; provided, however, that the Option shall terminate three months after such termination of employment if termination is due to the death or disability of the Eligible Employee. For purposes of this provision, a Participant shall be considered disabled if he has been determined to be disabled under the terms of the Company's Long-Term Disability Plan.

(d) A right to purchase Stock which has accrued under one Option granted hereunder may not be carried over to any other Option.

3.2 Right to Exercise. An Option shall be exercisable on each of the Exercise Dates of the Exercise Period that includes the Grant Date on which the Option was granted. An Eligible Employee must exercise an Option while he is an employee of the Company or an Affiliate or within the periods that are specified herein after termination of employment.

3.3 Method of Exercise. Unless a Participant withdraws from the Plan as provided in Section 3.7 hereof, or unless the Board otherwise provides, such Participant's Option shall be exercised automatically on the Exercise Date, and the maximum number of shares of Stock (including fractional shares) subject to such Option will be purchased for such Participant at the applicable option price with the accumulated payroll deductions to the Participant's Recordkeeping Account under the Plan pursuant to Section 3.4 hereof.

The shares of Stock purchased upon exercise of an Option hereunder shall be credited to the Participant's Stock Account as of the Exercise Date and shall be deemed to be transferred to the Participant on such date. Except as otherwise provided herein, the Participant shall have all rights of a shareholder with respect to such shares of Stock upon their being credited to the Participant's Stock Account.

3.4 Payment of Exercise Price. Amounts credited to a Participant's Recordkeeping Account shall be accumulated and reserved for payment of the exercise price of Options granted hereunder.

(a) A Participant may modify his election to participate in the Plan at any time by timely providing the Administrator written notice in the form prescribed by the Administrator. Such modification shall be effective on the first payroll date following such notice or, if later, the date specified in the notice.

(b) An Agreement to begin or modify participation in the Plan must be completed by the Participant within the time prescribed by the Administrator prior to the last payroll date in the Exercise Period for which it is to be effective. If the Agreement is not timely, it shall take effect upon the next following Exercise Period.

(c) Each Participant's election specified under an Agreement shall remain in effect for successive Exercise Periods until modified or withdrawn by the Participant in accordance with this Section 3.4 and Section 3.7.

(d) Interruptions in employment as a result, for example, of a lay-off or the Family and Medical Leave Act, are considered temporary interruptions in participation in the Plan and payroll deductions are to resume when the Eligible Employee returns to work.

3.5 Issuance of Stock. Unless the Participant withdraws from the Plan pursuant to Section 3.7, on each Exercise Date, the Company shall issue in book-entry format shares of Stock (including fractional shares) to a Participant as follows:

(a) On each Exercise Date the Company shall determine the number of shares of Stock to be issued to each Participant by dividing the balance of such Participant's Recordkeeping Account by the applicable exercise price of the Option.

(b) The Company shall deduct from a Participant's Recordkeeping Account the amount necessary to purchase the shares of Stock that can be acquired under the applicable Option.

(c) If, on an Exercise Date, Participants in the aggregate have Options to purchase more shares of Stock than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of shares on a pro rata basis and any amounts remaining in the Recordkeeping Account shall be returned to such Participants, all as provided by rules and regulations adopted by the Administrator.

(d) A Participant who has made contributions to a Recordkeeping Account and has withdrawn from the Plan under the terms of Section 3.7 may obtain payment of the amounts held in his Recordkeeping Account from the Company in the manner established by the Administrator . A Participant who has terminated employment shall be paid any amounts remaining in his Recordkeeping Account in the manner established by the Administrator.

3.6 Non-transferability. Any Option granted under this Plan shall not be transferable except by will or by the laws of descent and distribution and shall only be transferred in accordance with applicable restrictions. Only the Participant to whom an Option is granted may exercise such Option, unless he is deceased. No right or interest of a Participant in any Option shall be liable for, or subject to, any lien, obligation, garnishment or liability of such Participant.

3.7 Withdrawal. A Participant may withdraw from the Plan at any time in the manner prescribed by the Administrator. All of the Participant's payroll deductions credited to his or her Recordkeeping Account shall be paid to such Participant in accordance with Section 3.5(d) and such Participant's Option for the Exercise Period shall be automatically terminated, and no further payroll deductions for the purchase of shares of Stock shall be made for such Exercise Period. If a Participant withdraws from an Exercise Period, payroll deductions shall not resume at the beginning of any succeeding Exercise Period unless the Participant delivers to the Company a new Agreement.

A Participant's withdrawal from an Exercise Period shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Exercise Periods which commence after the termination of the Exercise Period from which the Participant withdraws.

3.8 Termination of Employment. (a) Upon a Participant's ceasing to be an Employee, for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such Participant's Recordkeeping Account during the Exercise Period but not yet used to exercise the Option shall be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto by will or laws of descent and distribution or as otherwise provided in the manner prescribed by the Administrator, in accordance with Section 3.4(d).

(b) Company Option to Repurchase Stock. Upon termination of employment of any Participant other than for death, disability or retirement as defined in Section 4.4 hereof, the Company shall have the option to repurchase all, or any portion of, the shares owned by such Participant that, at the time of such termination, are subject to the restriction on transfer provided for in Section 4.4. Such option is exercisable by the Company for 30 days following such termination of employment by written notice to the Participant. The Company shall have the right to repurchase such shares at the purchase price per share paid by the Participant at the applicable Exercise Date.

3.9 Shareholder Rights. No Participant shall have any rights as a stockholder with respect to shares subject to his Option prior to the time that such Option is exercised on the Exercise Date.

3.10 Issuance of Shares. Shares of Stock issued pursuant to the exercise of Options hereunder shall be credited to the Stock Account of the Participant established by the Administrator as soon as administratively feasible after a Participant exercises an Option hereunder and executes any applicable shareholder agreement that the Company requires at the time of exercise. A Participant may request a stock certificate, which shall be issued as soon as administratively feasible following the lapse of the restrictions set forth in Section 4.4.

3.11 Application of Funds. All funds of Participants received or held by the Company under the Plan before purchase of the Stock may be held in bank accounts of the Company and shall not accrue interest.

3.12 Dividends. Dividends earned on shares of Stock held in the Employee's Stock Account shall be credited to the Employee's Recordkeeping Account and used to purchase additional shares of Stock at the same price and subject to the same terms and conditions (including, without limitation, the limits set forth in Section 3.1 hereof) as other shares purchased upon exercise of the next Option on the relevant Exercise Date.

ARTICLE 4.
STOCK SUBJECT TO PLAN

4.1 Source of Shares. Upon the exercise of an Option, the Company may credit to the Participant's book-entry account authorized but unissued shares of Stock.

4.2 Maximum Number of Shares. The maximum aggregate number of shares of Stock that may be issued pursuant to the exercise of Options is 600,000, subject to increases and adjustments as provided in Article 6.

4.3 Forfeitures. If an Option is terminated, in whole or in part, the number of shares of Stock allocated to such Option or portion thereof may be reallocated to other Options to be granted under this Plan.

4.4 Restriction on Sale of Stock. A Participant shall be prohibited from selling any stock acquired under the terms of the Plan until the expiration of the period commencing on each Exercise Date and ending two years later. Notwithstanding the above, this sales restriction shall lapse upon the earlier of the death, disability or retirement of the Participant. For purposes of this provision, a Participant shall be considered disabled if he has been determined to be disabled under the terms of the Company's Long-Term Disability Plan. The Administrator may waive this restriction in its sole discretion. For purposes of this provision a Participant shall be considered retired if he has ceased employment at 55 years of age or older with at least ten (10) years of service or at 65 years of age or older with at least five (5) years of service.

ARTICLE 5.
ADMINISTRATION OF THE PLAN

5.1 General Authority. The Plan shall be administered by the Administrator. The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator. The Administrator shall not be liable for any act done in good faith with respect to this Plan or any Agreement or Option. The interpretation and construction by the Administrator of any terms or provisions of this Plan or of any rule or regulation promulgated in connection herewith shall, to the fullest extent permitted by law, be conclusive and binding on all persons. In addition to all other authority vested with the Administrator under the Plan, the Administrator shall have the discretionary authority to:

(a) Interpret all provisions of this Plan;

(b) Prescribe the form of any Agreement and notice and manner for executing or giving the same;

(c) Adopt, amend, or rescind rules for Plan administration; and

(d) Make all determinations it deems advisable for the administration of this Plan.

5.2 Persons Subject to Section 16(b). Notwithstanding anything in the Plan to the contrary, the Board, in its absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan to Participants who are members of the Committee subject to Section 16(b) of the Exchange Act without so restricting, limiting or conditioning the Plan with respect to other Participants.

5.3 Designation of Affiliates. The Company may from time to time designate a "parent corporation," as defined in Section 424(e) of the Code, or "subsidiary corporation," as defined in Section 424(f) of the Code, to be a participating corporation in a manner that is consistent with Treasury Regulation § 1.423-2(c)(4). Corporations that are so designated shall be Affiliates for purposes of this Plan. Such designation shall be evidenced by the express inclusion of the corporation as an Affiliate within Section 2.2, the intentional act of the Company or the Administrator to communicate in writing the grant of Options hereunder to employees of a corporation, or such other written document that is intended to evidence such designation. The Company or Administrator may rescind the designation of a corporation as an Affiliate by adopting a writing that is intended to evidence such rescission.

ARTICLE 6.
ADJUSTMENT UPON CORPORATE CHANGES

6.1 Adjustments to Shares upon Changes in Capitalization. Subject to any required action by the stockholders of the Company and subject to Section 6.3, the reserves of authorized Stock, the maximum number of shares each Participant may purchase each Exercise Period, as well as the price per share and the number of shares of Stock covered by each Option under the Plan which has not yet been exercised shall, as the Administrator determines (in its sole discretion) to be appropriate, be proportionately adjusted for any increase or decrease in the number of issued shares of Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Company's Stock, or any other increase or decrease in the number of shares of the Company's Stock effected without receipt of consideration by the Company or there occurs any other event which in the judgment of the Administrator necessitates such action.

6.2 Dissolution, Liquidation, Merger or Asset Sale. In the event of the proposed dissolution or liquidation of the Company, a proposed merger of the Company with or into another corporation or a proposed sale of all or substantially all of the assets of the Company, the Exercise Period then in progress shall be shortened by setting a new Exercise Date (the "New Exercise Date"), and shall terminate immediately prior to the consummation of such proposed dissolution, liquidation, merger or asset sale, unless provided otherwise by the Board. The New Exercise Date shall be before the date of the Company's proposed dissolution, liquidation, merger or asset sale. The Participant's Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Exercise Period as provided in Section 3.7 hereof. In addition, on the New Exercise Date the restrictions on transfer of shares of Stock purchased under the Plan provided for by Section 4.4 hereof shall automatically be waived. Notwithstanding the foregoing, if the Board determines, in its sole discretion, to continue the Plan upon a merger with or into another corporation, the Administrator may grant Options in substitution for stock awards, stock options, stock appreciation rights or similar awards held by an individual who becomes an employee of the Company or an Affiliate in connection with a transaction to which Section 424(a) of the Code applies. The terms of such substituted Options shall be determined by the Administrator in its sole discretion, subject only to the limitations of Article 4.

6.3 No Preemptive Rights. The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either upon direct sale or upon the exercise of rights or warrants to subscribe therefore, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, outstanding Options.

ARTICLE 7.
LEGAL COMPLIANCE CONDITIONS

7.1 General. No Option shall be exercisable, no Stock shall be issued, no certificates for shares of Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all federal and state laws and regulations (including, without limitation, withholding tax requirements), federal and state securities laws and regulations and the rules of all national securities exchanges or self-regulatory organizations on which the Company's shares may be listed. The Company shall have the right to rely on an opinion of its counsel as to such compliance. No Option shall be exercisable, no Stock shall be issued, no certificate for shares shall be delivered and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Administrator may deem advisable from any regulatory bodies having jurisdiction over such matters.

7.2 Stock Holding Periods. In order for tax treatment under Section 421(a) of the Code to apply to Stock acquired hereunder, the Participant is generally required to hold such shares of Stock for two years after the Grant Date of an Option through which shares of Stock were acquired and for one year after the transfer of Stock to the Participant. A person holding Stock acquired hereunder who disposes of shares prior to the expiration of such holding periods, and in accordance with Section 4.4, shall notify the Company of such disposition in writing.

7.3 Stock Legends. Any certificate issued to evidence shares of Stock for which an Option is exercised may bear such legends and statements as the Company or Administrator may deem advisable to assure compliance with federal and state laws and regulations and any other restrictions. Such legends and statements may include, but are not limited to, restrictions on transfer.

7.4 Representations by Participants. As a condition to the exercise of an Option, the Company may require a Participant to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares. At the option of the Company, a stop transfer order against any shares of stock may be placed on the official stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel was provided (concurred in by counsel for the Company) and stating that such transfer is not in violation of any applicable law or regulation may be stamped on the stock certificate in order to assure exemption from registration. The Administrator may also require such other action or agreement by the Participants as may from time to time be necessary to comply with the federal and state securities laws. This provision shall not obligate the Company or any Affiliate to undertake registration of options or stock hereunder.

ARTICLE 8.
GENERAL PROVISIONS

8.1 Effect on Employment. Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any employee any right to continue in the employ of the Company or an Affiliate or in any way affect any right and power of the Company or an Affiliate to terminate the employment of any employee at any time with or without assigning a reason therefor.

8.2 Unfunded Plan. The Plan, insofar as it provides for grants, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Company to any person with respect to any grant under this Plan shall be based solely upon contractual obligations that may be created hereunder. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

8.3 Costs. All costs and expenses incurred in administering the Plan shall be paid by the Company, except that any brokerage fees incurred upon the sale of the stock or costs incurred in the issuance of a stock certificate shall be paid by the Participant.

8.4 Rules of Construction. Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The masculine gender when used herein refers to both masculine and feminine. The reference to any statute, regulation or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

8.5 Governing Law. The internal laws of the State of Nevada shall apply to all matters arising under this Plan, to the extent that federal law does not apply. This Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended, but is intended to comply with Section 423 of the Code. Any provisions required to be set forth in this Plan by such Code Section are hereby included as fully as if set forth in the Plan.

8.6 Compliance With Section 16 of the Exchange Act. With respect to persons subject to Section 16 of the Exchange Act, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of this Plan or action by the Administrator fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Administrator.

8.7 Amendment. The Board may amend this Plan at any time; provided, however, that an amendment that would have an adverse effect on the rights of a Participant under an outstanding Option is not valid with respect to such Option without the Participant's consent, except as provided in Section 4.4(a) and except where the Board determines that changes in applicable accounting rules or a change in applicable laws render an amendment desirable, in which case the Board may approve such amendment. Provided further, the shareholders of the Company must, within 12 months before or after the adoption thereof, approve any amendment that increases the number of shares of Stock in the aggregate which may be issued pursuant to Options granted under the Plan or changes the designation of the employees (or class of employees) eligible for participation in the Plan.

8.8 Termination. The Board may terminate this Plan at a any time or for any reason; provided, however, that no such termination can affect Options previously granted which would adversely affect the right of any Participant. Provided further, if the Board determines that changes in applicable accounting rules or a change in applicable laws renders a termination desirable, then the Board may approve such termination. The Plan shall terminate upon the earliest to occur of (i) the termination of the Plan by the Board in accordance with this Section 8.8, (ii) issuance of all of the shares of Stock reserved for issuance under the Plan, or (iii) ten (10) years from the effective date. The termination of the Plan shall be done in accordance with the procedures established by the Administrator.

8.9 Governmental Regulations. The Company's obligation to sell and deliver its stock pursuant to the Plan is subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals of any governmental or regulatory authority as may be deemed necessary or appropriate by the Board.

8.10 Withholding. The Company reserves the right to withhold from stock or cash distributed to a Participant any amounts which it is required by law to withhold.

8.11 Effective Date of Plan. This Plan shall be effective and Options may be granted under this Plan on May 4, 2004, provided that no Option will be effective or exercisable unless and until this Plan is approved by shareholders of the Company in a manner that satisfies Treasury Regulation § 1.423-2 within 12 months of the date that the Board took action to adopt the Plan. All Options granted under the Plan will become void immediately following the 12-month anniversary of the date the Board adopted the Plan if such approval by shareholders has not yet been obtained.

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AMCORE FINANCIAL, INC.
AUDIT COMMITTEE CHARTER

Revised and Restated: November 12, 2003

I. Purpose of the Committee

The Audit Committee is appointed by the Board of Directors of AMCORE Financial, Inc. (the "Company") to monitor: 1) the integrity of the financial reporting process and systems of internal control over financial reporting of the Company; 2) the compliance by the Company with legal and regulatory requirements; and 3) the independence and performance of the Company's internal and external auditors.

The Audit Committee has the responsibilities and powers set forth in this Charter. The Committee's responsibility is one of oversight. The responsibility for the completeness and accuracy of the financial statements rests with the Company's management. It is the responsibility of the Company's auditors to perform an audit of the Company's financial statements and to express an opinion on such financial statements. In fulfilling their responsibilities hereunder, each member of the Committee may rely on (i) the integrity of those persons and organizations within and outside the Company from which he or she receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board) and (iii) representations made by the Company's management as to any information technology, internal audit and other non-audit services provided by the Company's auditors.

II. Composition of the Committee

The Audit Committee shall be comprised of at least three and not more than six directors, each of whom shall in the judgment of the Board meet the independence, literacy and expertise requirements of the NASD, the Sarbanes-Oxley Act of 2002 (the "Act"), the Securities and Exchange Commission (the "SEC"), and such other regulatory agencies to which the Company may be subject. One member shall be designated in the judgment of the Committee as the "financial expert" of the Committee as such term is defined by the rules and regulations promulgated by the SEC pursuant to the Act.

The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; *provided, however,* that no subcommittee shall consist of fewer than two members; and *provided further* that the Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

III. Meetings and Procedures

The Committee shall fix its own rules of procedure, which shall be consistent with the Bylaws of the Company and this Charter. The Committee shall meet as provided by its rules, which shall be at least three times annually or more frequently as circumstances require. The Board shall designate one member of the Committee as its Chairperson and one member to record minutes in executive session of the Committee. Special meetings of the Committee may be called by any member thereof upon not less than two days' notice stating the place, date and hour of the meeting, which notice may be written or oral. A majority of the members of the Committee shall constitute a quorum for the transaction of business at any meeting and action of the Committee shall be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

Following each of its meetings, the Committee shall deliver a report on the meeting to the Board, including a description of all actions taken by the Committee at the meeting. The Committee shall keep written minutes of its meetings, which minutes shall be maintained with the books and records of the Board.

IV. Committee Responsibilities

The Audit Committee shall:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
2. Review the Company's annual audited financial statements prior to filing. Discuss with management and the independent auditors significant issues regarding accounting principles, critical accounting policies, accounting practices, and related judgments.
3. Be available (or designate the Chairman of the Audit Committee to be available) at the request of either the independent auditors, management, or the Board, to discuss the Company's quarterly financial results either before earnings release or before filing as considered appropriate in the circumstances.
4. Participate as needed in meetings with management, the internal audit firm and the independent auditors to review the Company's major financial risk exposures (meaning the financial reporting process and the safeguarding of assets) and the steps management has taken to monitor and control such exposures.
5. Review significant findings reported by the independent auditors and the internal audit firm together with management's response.
6. Appoint the Company's independent auditor, including approval of its compensation, which firm is ultimately accountable to the Audit Committee.
7. Receive and review the appropriate annual engagement letter and approve the fees and compensation to be paid to the independent auditor for the annual audit and quarterly reviews.
8. Review with the independent auditor the audit plan and approve all audit services to be provided by the independent auditor thereunder.
9. Review, periodically, the Committee's policy regarding the engagement of the Company's independent auditor or other accounting firms and review and approve all services to be provided by the independent auditor or such other accounting firms in accordance with such policy.
10. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 and 90 relating to the conduct of the audit. Such review should also include:
    (a) Any problems or difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.
    (b) Any management letter provided by the auditor and the Company's response to that letter.
    (c) Any changes required in the planned scope of the internal audit.
    (d) The internal audit vendor responsibilities.
    (e) Selection of new or changes to accounting policies or a change in the application of existing accounting policies.
    (f) Significant estimates, judgments and uncertainties in management's preparation of financial statements.
    (g) Unusual transactions.
11. Attempt to resolve all disagreements between the Company's independent auditors and management regarding financial reporting.

12. On an annual basis (or more often if considered necessary), receive from the independent auditor the letter required by Independence Standards Board Statement No. 1 (and any related amendments), and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

13. Evaluate the performance of the independent auditor and, if so determined by the Audit Committee, replace the independent auditor.

14. Review the Annual Audit Plan for the internal audit firm and its performance under said plan, pursuant to its engagement. Discuss with the internal audit firm all significant relationships they have with the Company that could impair their independence in accordance with Statement on Auditing Standard No. 60. Retain or replace the internal audit firm.

15. Assure preparation of the report required by the rules of the SEC to be included in the Company's annual proxy statement and such other reports as required.

16. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct as reported to the Committee by regulatory agencies, external and internal auditors and legal counsel.

17. Review and approve all related party transactions disclosable pursuant to Item 404(a) of Regulation S-K.

18. Review with the Company's legal counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

19. Meet as needed with the Chief Executive Officer, Chief Financial Officer, the outsourced internal auditing firm and/or the independent auditor in executive sessions.

20. Annually designate and disclose a member of the Committee as the "financial expert" for the Committee.

21. Assure procedures are developed and in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, conduct investigations, to address disagreements, if any, between management and the independent auditor or to address compliance with laws and regulations and the Company's Code of Conduct.

22. Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V. Evaluation of the Committee

The Committee shall, on an annual basis, evaluate its performance under this Charter. In conducting this review, the Committee shall evaluate whether this Charter appropriately addresses the matters that are or should be within its scope. The Committee shall address all matters that the Committee considers relevant to its performance.

The Committee shall deliver to the Board a report setting forth the results of its evaluation, including any recommended amendments to this Charter and any recommended changes to the Company's or the Board's policies or procedures.

VI. Investigations and Studies: Outside Advisers

The Audit Committee shall have the authority, to conduct any investigation appropriate to fulfilling its responsibilities and to retain, without need of approval of the engagement by the Board or management and at Company expense, special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company, the Company's outside counsel, the internal audit firm, or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Chief Administrative Officer is designated the bank auditor and acts as the liaison between the Audit Committee and the outsourced internal audit function.

Adopted by the Audit Committee on November 12, 2003

Adopted by the Board of Directors of AMCORE Financial, Inc. on November 12, 2003

Audit Committee of the
Board of Directors of
AMCORE Financial, Inc.
Audit and Non-Audit Services Policy

I. Statement of Principles

It is of fundamental importance that the shareholders of AMCORE possess confidence in the independence and objectivity of the independent auditors ("auditor") chosen to audit AMCORE financial statements. As contemplated by the Sarbanes-Oxley Act of 2002 (the "Act") and related Securities and Exchange Commission ("SEC") rules, and as provided in the charter of the Audit Committee of the Board of Directors, the Audit Committee is responsible for the appointment, retention, compensation and oversight of AMCORE's auditor. In connection with such responsibilities, the Audit Committee is required to pre-approve the services to be performed by the auditor. Accordingly, the Audit Committee has adopted, and the Board of Directors has ratified, this Audit and Non-Audit Services Policy (this "Policy"), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by AMCORE's auditor may be pre-approved.

Proposed services either may (1) be pre-approved pursuant to pre-approval policies and procedures established by the Audit Committee that are detailed as to the particular service and do not delegate Audit Committee responsibilities to management (such as this Policy), without consideration of specific case-by-case services by the Audit Committee ("general pre-approval") or (2) require the specific pre-approval of the Audit Committee ("specific pre-approval"). As set forth in this Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by AMCORE's auditor. Any proposed services exceeding the pre-approved maximum fee amount will also require specific pre-approval by the Audit Committee.

For both types of pre-approval, the Audit Committee shall consider whether the services to be performed by the auditor are consistent with the Act and applicable SEC rules on auditor independence and whether the provision of such services by the auditor would impair the auditor's independence. In addition to the rules of the SEC relating to auditor independence, the Audit Committee will take into consideration any other relevant factors, including, among others:

- whether the service facilitates the performance of the audit or improves the financial reporting process;
- whether the subject of the proposed engagement is appropriate; as a general principle, auditors should not be engaged to provide non-audit services with respect to financial data, financial information systems or procedures that they will be required to test as part of their audit work;
- whether the engagement fees for the non-audit work are material to the client and to the audit firm;
- whether personnel who will be involved in the non-audit work are also involved in the audit work and, if so, whether the non-audit work will increase their knowledge of the business and thereby enhance their ability to perform the audit function; and
- whether the role of those performing the service (e.g., a role where neutrality, impartiality and auditor skepticism are likely to be subverted) would be inconsistent with the auditor's role; in particular, whether the role would place the auditor in a role of advocate for AMCORE or whether the audit firm's personnel would be assuming a management role or creating a mutuality of interest with management.

The Audit Committee will also consider whether the auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with AMCORE's business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance AMCORE's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor should necessarily be determinative. Since any non-audit engagement may raise concerns that the objectivity and independence of the auditor has been lessened, the Audit Committee will seek to ensure that AMCORE has a reasonable expectation of deriving value from the proposed engagement that it could not efficiently obtain from another vendor.

The Audit Committee will annually (expected to be in November) review and pre-approve the services that may be provided by the auditor during the following calendar year without obtaining specific pre-approval from the Audit Committee. The Audit Committee expects that the annual engagement letter with the auditor will contain a reasonably detailed description of services proposed to be provided by the auditor during the period covered by the engagement letter and related estimated fees (supported by reasonably detailed analyses). By approval of the engagement letter, these services will have specific pre-approval.

This Policy is designed (1) to be detailed as to the particular service to be provided by the auditor, (2) to ensure that the Audit Committee is informed of each service provided by the auditor and (3) to ensure that the policies and procedures set forth herein do not include delegation of the Audit Committee's responsibilities under the Securities Exchange Act of 1934 (the "Exchange Act") to management. Nothing in this Policy shall be interpreted to be a delegation of the Audit Committee's responsibilities under the Exchange Act. The Audit Committee, in adopting this Policy and providing for general pre-approval of services, is mindful that the SEC's principles of independence with respect to services provided by auditors are largely predicated on three basic principles, violations of which would impair the auditor's independence: (1) auditors cannot provide services that involve performing management functions or making management decisions, (2) auditors cannot audit their own work or provide non-audit services in situations where the non-audit services are significant/material to the subject matter of the audit and (3) auditors cannot serve in an advocacy role for their client. This Policy does not delegate the Audit Committee's responsibilities to pre-approve services performed by the auditor to management.

KPMG, as AMCORE's auditor for 2003, has reviewed this Policy and believes that implementation of this Policy will not adversely affect its independence.

II. Delegation

As contemplated by the Act and applicable SEC rules, the Audit Committee hereby delegates to the Chairperson of the Audit Committee specific pre-approval authority, to the extent that any proposed engagement is not pre-approved as set forth in this Policy and provided that the estimated fee for any such engagement does not exceed $25,000. The Chairperson shall report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III. Audit Services

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. Audit services include the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required by auditing standards generally accepted in the United States to be performed by the auditor to be able to form an opinion on AMCORE's consolidated financial statements prepared in accordance with accounting standards generally accepted in the United States. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services shall also include the attestation engagement for the auditor's report on management's report on internal controls for financial reporting when the same becomes applicable under SEC rules. The Audit Committee will monitor the Audit services engagement as necessary, but no less than three times per year, and will also approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, AMCORE structure or other items.

In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may pre-approve other Audit services, which are those services that only the auditor reasonably can provide. Other Audit services may include financial audits for subsidiaries or affiliates of AMCORE and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

IV. Audit-related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of AMCORE's financial statements or that are traditionally performed by the auditor. Because the Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to Audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

V. Tax Services

The Audit Committee believes that the auditor can provide Tax services to AMCORE such as tax compliance, tax planning and tax advice without impairing the auditor's independence, and the SEC has stated that the auditor may provide such services. Accordingly, the Audit Committee believes it may grant general pre-approval to those Tax services that have historically been provided by the auditor, that the Audit Committee has reviewed and believes would not impair the independence of the auditor and that are consistent with the SEC's rules on auditor independence. The Audit Committee will not permit the retention of the auditor in connection with a transaction initially recommended by the auditor, the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee will consult with the Chief Financial Officer of AMCORE to determine whether the tax planning and reporting positions are consistent with this policy. However, the Audit Committee is ultimately responsible for the determination of whether a Tax service would impair independence.

All Tax services which are not previously approved in connection with the auditor's engagement letter must be specifically pre-approved by the Audit Committee, including Tax services proposed to be provided by the auditor to any executive officer or director of AMCORE, in his or her individual capacity, where such services are paid for by AMCORE.

VI. All Other Services

The Audit Committee believes that, in addition to the services discussed above, the auditor may provide certain non-audit services without impairing the auditor's independence. Any permissible non-audit services to be provided to AMCORE by the auditor must be specifically pre-approved by the Audit Committee.

A list of the SEC's prohibited non-audit services is attached to this Policy as Exhibit I. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII. Pre-Approval Maximum Fee Amounts

Maximum fee amounts for pre-approved services to be provided by the auditor will be established annually by the Audit Committee and reviewed as the Audit Committee deems appropriate. Any proposed services exceeding these maximum fee amounts will require specific pre-approval by the Audit Committee, or its designee pursuant to Section II hereof. The Audit Committee is mindful of the overall relationship of fees for Audit and non-audit services in determining whether to pre-approve any such services. For each fiscal year, the Audit Committee shall consider the appropriate ratio between the total amount of fees for Audit, Audit-related and Tax services, and the total amount of fees for services classified as All Other services.

VIII. Procedures

All requests or applications for services to be provided by the auditor will be submitted to the Chief Financial Officer and shall include a detailed description of the services proposed to be rendered. The Chief Financial Officer, in consultation with the Chief Administrative Officer will determine whether such services (1) require specific pre-approval, (2) are included within the list of services that have received general pre-approval of the Audit Committee or (3) have been previously pre-approved in connection with the auditor's engagement letter for the current year or otherwise. Unless such determination is free from doubt, the Chief Financial Officer and Chief Administrative Officer shall consult with the Chairperson of the Audit Committee, who shall resolve such question as to whether any particular service has been pre-approved by the Audit Committee. The Audit Committee will be informed periodically, but no less than three times per year, of the services rendered by the auditor.

All services other than Audit services to be provided pursuant to the general pre-approval provisions of this Policy shall be provided by the auditor pursuant to an engagement letter with AMCORE that satisfies the following requirements (except that matters as to which an engagement letter would be impractical because of timing issues or because the matter is small may not be the subject of an engagement letter):

(1) the engagement letter shall be in writing and signed by the auditor or its authorized representative;

(2) the engagement letter shall set forth the particular non-audit services to be provided by the auditor which shall be within the categories of pre-approved non-audit services described in Parts IV-VI above;

(3) the engagement letter shall set forth the total fees and expenses to be paid to the auditor for the non-audit services (or the manner of their determination), which shall not exceed the limitations on fees and expenses set forth in Parts IV-VI above; and

(4) the engagement letter shall include a confirmation by the auditor that such non-audit services are not within a category of services the provision of which would impair the auditor's independence under applicable SEC regulations.

Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the auditor and AMCORE's Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

By this Policy, the Audit Committee designates RSM McGladrey, as outsourced Internal Auditor, to monitor the performance of all services provided by the auditor and to determine whether such services are in compliance with this Policy. RSM McGladrey will report to the Audit Committee on a periodic basis on the results of such monitoring. Both RSM McGladrey, as outsourced Internal Auditor, and management will immediately report to the Chairperson of the Audit Committee any breach of this Policy that comes to the attention of RSM McGladrey, as outsourced Internal Auditor, or any member of management.

The Audit Committee will also review RSM McGladrey's annual internal audit plan to determine that the plan provides for the monitoring of the auditor's services or will receive confirmation from RSM McGladrey, as outsourced Internal Auditor, that their responsibilities include such monitoring.

IX. Additional Requirements

The Audit Committee has determined to take additional measures on an annual basis to meet its responsibility to oversee the work of the auditor and to assure the auditor's independence from AMCORE, such as securing from and reviewing with the auditor a formal written statement delineating all relationships between the auditor and AMCORE, consistent with AICPA Independence Standards Board Standard No. 1, and discussing with the auditor its methods and procedures for ensuring independence.

Exhibit I to the Audit and Non-Audit Services Policy
Prohibited Non-Audit Services

(1) Bookkeeping or other services related to the accounting records or financial statements of the audit client

(2) Financial information systems design and implementation

(3) Appraisal or valuation services, fairness opinions or contribution-in-kind reports

(4) Actuarial services

(5) Internal audit outsourcing services

(6) Management functions

(7) Human resources

(8) Broker-dealer, investment adviser or investment banking services

(9) Legal services

(10) Expert services unrelated to the audit

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 0–13393

AMCORE FINANCIAL, INC.

NEVADA	**36–3183870**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Seventh Street, Rockford, Illinois 61104
Telephone Number (815) 968–2241

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $.22 par value
Common Stock Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days X Yes ___ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). X Yes ___ No

As of February 15, 2004, 25,244,000 shares of common stock were outstanding. The aggregate market value of the common equity held by non-affiliates, computed by reference to the average bid and ask price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $504,246,000.

Documents Incorporated by Reference:

Portions of Proxy Statement and Notice of 2004 Annual Meeting, dated March 12, 2004, are incorporated by reference into Part III of the Form 10-K for the fiscal year ended December 31, 2003.

AMCORE FINANCIAL, INC.

Form 10–K Table of Contents

		Page Number
PART I		
Item 1	Business	1
Item 2	Properties	7
Item 3	Legal Proceedings	7
Item 4	Submission of Matters to a Vote of Security Holders	8
PART II		
Item 5	Market for the Registrant's Common Equity and Related Stockholder Matters	8
Item 6	Selected Financial Data	9
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8	Financial Statements and Supplementary Data	46
Item 9	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	92
Item 9A	Controls and Procedures	92
PART III		
Item 10	Directors and Executive Officers of the Registrant	92
Item 11	Executive Compensation	92
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	92
Item 13	Certain Relationships and Related Transactions	93
Item 14	Principal Accounting Fees and Services	93
PART IV		
Item 15	Exhibits, Financial Statement Schedules and Reports on Form 8–K	93
Signatures		96

PART I

ITEM 1. BUSINESS

General

AMCORE Financial, Inc. ("AMCORE" or the "Company") is a registered bank holding company incorporated under the laws of the State of Nevada in 1982. The corporate headquarters is located at 501 Seventh Street in Rockford, Illinois. The operations are divided into four business segments: Commercial Banking, Retail Banking, Trust and Asset Management, and Mortgage Banking. AMCORE owns directly or indirectly all of the outstanding common stock of each of its subsidiaries. AMCORE provides its subsidiaries with advice and counsel on policies and operating matters among other things.

AMCORE provides free of charge, through the Company's Internet site at www.AMCORE.com/SEC, access to annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission (SEC). However, the information found on AMCORE's website is not part of this or any other report. The Company has adopted a code of ethics applicable to all employees. The AMCORE Financial, Inc. Code of Ethics is posted on the Company's website at www.AMCORE.com/governance. The Company intends that this website posting and future postings of amendments, waivers or modifications of the Code of Ethics shall contain all required disclosures, however, a Form 8-K will be filed for amendments and waivers in order to meet the more stringent NASDAQ rules.

Banking Segments

General – AMCORE directly owns AMCORE Bank, N.A. (BANK), a nationally chartered bank. AMCORE also directly owns AMCORE Consumer Finance Company, Inc. (FINANCE), a consumer finance company and indirectly owns Property Exchange Company, a qualified intermediary, which is a subsidiary of the BANK.

Geographic and Economic Information – The BANK conducts business at 63 locations throughout northern Illinois and south central Wisconsin (the "Service Areas"). The Banking segments' Service Area is dispersed among four basic economic areas: the Rockford, Illinois metropolitan area (Rockford), the Madison, Wisconsin metropolitan area (Madison), the northwestern and far-western Chicago suburbs (Chicagoland) and community banking branches which are not otherwise specified (Community Banking). Locations in the Chicagoland, Rockford and Madison Service Areas are concentrated along the "I-90 Corridor" where populations are the greatest and where the density and diversity of mid-sized businesses are highest. Recently, the Company's growth strategy has focused on expansion along the I-90 Corridor Service Area. At the same time, AMCORE exited certain Community Banking markets that no longer fit its growth objectives. For additional information see the "Branch Strategy" discussion under Item 7, Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

The Service Areas along the I-90 Corridor have similar economic characteristics of population growth and business diversity among service, retail and manufacturing. Among the three Service Areas along the I-90 Corridor, the Rockford Service Area has the highest concentration of manufacturing activities. The Community Banking Service Areas, on the other hand, have less growth potential and have a greater concentration of smaller-sized business and agricultural concentrations. At the end of 2003, economic conditions in the Madison Service Area were characterized as strong with low unemployment. In the Chicagoland Service Area, economic conditions were stable with strong development activity and loan growth. In the Rockford Service Area, economic conditions were characterized as declining with high unemployment, primarily due to tightening of employment opportunities in the manufacturing sector with cutbacks and layoffs. Economic conditions in Community Banking Service Areas were relatively stable with the exception of the agricultural sector which was experiencing some weakness.

The BANK has 43 locations throughout northern Illinois, excluding the far northwestern counties, including the Illinois cities of Rockford, Algonquin, Elgin, Carpentersville, Crystal Lake, Des Plaines, Lincolnshire, McHenry, Schaumburg, Oak Brook, Aurora, St. Charles, Woodstock, Dixon, Freeport, Mendota, Peru, Princeton, Sterling and the surrounding communities. The BANK conducts business at 20 locations throughout south central Wisconsin, including the Wisconsin cities of Madison, Monroe, Baraboo, Portage, Mt. Horeb, Waukesha and the surrounding communities.

Through its banking locations, AMCORE provides various personal banking, commercial banking and related financial services. AMCORE also conducts banking business through six supermarket branches, which gives the customer convenient access to bank services seven days a week.

Investment Portfolio and Policies – As a complement to its Commercial and Retail Banking segments, the BANK also carries a securities investment portfolio. The level of assets that the Company holds in securities is dependent upon a variety of factors. Chief among these factors is the optimal utilization of the Company's capital. After consideration of loan demand, excess capital is available to allocate to high-quality investment activities that can generate additional income for the Company, while still maintaining strong capital ratios. In addition to producing additional interest spreads for the BANK, the investment portfolio is used as a source of liquidity, to manage interest rate risk and to meet pledging requirements of the BANK. The investment portfolio is governed by an investment policy designed to provide maximum flexibility in terms of liquidity and to contain risk from changes in interest rates. Individual holdings are diversified, maximum terms and durations are limited and minimum credit ratings are enforced and monitored. The BANK does not engage in trading activities. The amount of securities that the Company is permitted to invest in that have a higher degree of risk of loss are defined and limited by Company policy. The investment portfolio is managed on a day-to-day basis by a professional investment manager from AMCORE's Trust and Asset Management segment. Portfolio performance and changing risk profiles are regularly monitored by the Investment Committee of AMCORE's Board of Directors.

Sources of Fundings – Liquidity management is the process by which the Company, through its Asset and Liability Committee (ALCO) and treasury function, ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, repayment of debt when due or called, maintaining adequate collateral for secured deposits and borrowings, paying dividends to its parent company, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided by operations; and access to other funding sources. Other funding sources include brokered certificates of deposit (CD's), federal funds purchased lines (FED funds), Federal Home Loan Bank (FHLB) advances, repurchase agreements, commercial paper and back-up lines of credit (via the BANK's parent company), the sale or securitization of loans, and access to other capital markets. Core deposits from the BANK's retail and commercial customers are considered by management to be the primary, most stable and most cost-effective source of funding and liquidity for the BANK.

Retail Banking Segment – Retail banking services to individuals include deposit (demand, savings and time deposit accounts) and lending activities. Principal lending types include installment loans (primarily direct and indirect automobile lending), mortgage and home equity loans, overdraft protection, personal credit lines and bank card programs.

Mortgage and home equity lending have the lowest risk profile due to the nature of the collateral. Installment loans have an intermediate risk due to the lower principal amounts and the depreciating nature of the collateral. Personal lines and overdraft have the highest degree of risk since the loans are unsecured. The bank card programs are a fee service for originating the relationship and no credit risk is retained by the BANK. The BANK manages its retail lending risk via a centralized credit administration process, risk scoring, loan-to-value and other underwriting standards and knowledge of its customers and their credit history. As a general rule, the BANK does not actively engage in retail lending activities outside its geographic market areas.

The Vintage Mutual Funds, a proprietary family of mutual funds, are also marketed through most banking locations. The Private Banking Group also markets Vintage Mutual Funds and meets other special needs of high net worth individuals. Automated teller machines located throughout AMCORE's market area make banking transactions available to customers when the bank facilities and hours are not convenient.

Commercial Banking Segment – A wide range of financial services are provided to commercial, small business and governmental organizations. These services include, among others, lending, deposits, letters of credit and cash management services. The BANK has a limited portfolio of equipment leases and does not actively promote this type of financing with its commercial customers. The Commercial Banking Segment lending products are tailored to the specific customer needs (facilities acquisition and expansion, equipment purchases and working capital needs). Commercial lending has a higher risk profile than does retail lending due to the larger dollar amounts involved, the nature of the collateral and a greater variety of economic risks that could potentially affect the loan customer.

The BANK manages its commercial lending risks through a centralized underwriting process, serial sign-off requirements as dollar amounts increase, lending limits, monitoring concentrations, regular loan review and grading of credits and an active work-out management process for troubled credits.

The BANK is a significant lender in the Small Business Administration (SBA) program, with a total loan portfolio of $46.8 million as of December 31, 2003, and has earned Preferred Lender Status from the SBA in both Illinois and Wisconsin. SBA loans are popular with small business customers offering them another source of financing.

Mortgage Banking Segment – AMCORE Mortgage, Inc. was merged into AMCORE Bank, N.A. effective January 1, 2003, however, continues as a reportable segment. The mortgage banking segment is a full service operation providing a broad spectrum of mortgage products to meet its customer needs. Residential mortgage loans are originated, of which non-conforming adjustable rate, fixed-rate and balloon mortgages are normally placed in the BANK's real estate portfolio. The conforming adjustable rate, fixed-rate and balloon residential mortgage loans are normally sold in the secondary market. The mortgage banking segment services most of the loans that are sold. See Note 18 of the Notes to Consolidated Financial Statements included under Item 8 of this document for further information on AMCORE's business segments.

Other Financial Services – The BANK provides various services to consumers, commercial customers and correspondent banks. Services available include safe deposit box rental, securities safekeeping, foreign currency exchange, lock box and other services.

The BANK also offers several electronic banking services to commercial and retail customers. AMCORE Online provides retail customers with online capability to access deposit and loan account balances, transfer funds between accounts, make loan payments, view statements and pay bills. AMCORE Online For Business facilitates access to commercial customers' accounts via personal computers. It also permits the transfer of funds between accounts and the initiation of wire transfers and ACH activity to accounts at other financial institutions. The AMCORE TeleBank service provides retail and commercial customers the opportunity to use their telephone 24 hours a day to obtain balance and other information on their checking and savings accounts, certificates of deposit, personal installment loans and retail mortgage loans; all from a completely automated system. Through Vintage Mutual Funds WebAccess or via telephone, shareholders can access all of their accounts and purchase, redeem or exchange shares.

Trust and Asset Management Segment

AMCORE Investment Group, N.A. (AIG) is a nationally chartered non-depository bank and owns AMCORE Investment Services, Inc. (AIS) and Investors Management Group, Ltd. (IMG). AIG provides trust services, employee benefit plan and estate administration and various other services to corporations and individuals.

AIS, a wholly–owned subsidiary of AIG, is incorporated under the laws of the State of Illinois and is a member of the National Association of Security Dealers (NASD). AIS is a full–service brokerage company that offers a full range of investment alternatives including annuities, mutual funds, stocks and bonds. AIS customers can get real time stock market quotes, investment account information, and place trades for market hours execution 24 hours a day, 7 days a week through AMCORE*Trade.com*.

IMG is incorporated under the laws of the State of Iowa and is a wholly-owned subsidiary of AIG. IMG is an asset management company whose primary customers include trust customers, retirement plans, foundations, endowments, private investors, Vintage Mutual Funds family, insurance companies, banks, public entities and individuals. IMG also provides the mutual fund administration for the Vintage Mutual Funds.

Competition

Active competition exists for all services offered by AMCORE's bank and non–bank affiliates with other national and state banks, savings and loan associations, credit unions, finance companies, personal loan companies, brokerage and mutual fund companies, mortgage bankers, insurance agencies, financial advisory services, and other financial institutions serving the affiliates' respective market areas. The principal competitive factors in the banking and financial services industry are quality of services to customers, ease of access to services and pricing of services, including interest rates paid on deposits, interest rates charged on loans, and fees charged for fiduciary and other professional services.

Since 1982, when Illinois multi–bank holding company legislation became effective, there have been many bank mergers and acquisitions in Illinois. These combinations have had the effect of increasing the assets and deposits of bank holding companies involved in such activities. Illinois legislation, effective December 1, 1990, permitted bank acquisitions in Illinois by institutions headquartered in any other state which has reciprocal legislation, further increasing competition. See "Supervision and Regulation" below in this Item 1.

On September 29, 1994, Congress passed laws allowing interstate banking and interstate branching. A year later, nationwide interstate banking became effective allowing institutions to make acquisitions in any state. Beginning July 1, 1997, interstate branching became effective, and banks can merge with affiliate banks or establish *de novo* branches in any state. Individual states, however, have the right to opt out of interstate branching. Illinois and Wisconsin have not opted out, however Iowa has retained the de novo rules for branching.

Employment

AMCORE had 1,491 full–time equivalent employees as of February 1, 2004. AMCORE provides a variety of benefit plans to its employees including health, dental, group term life and disability insurance, childcare reimbursement, flexible spending accounts, retirement, profit sharing, 401(k), stock option, stock purchase and dividend reinvestment plans.

Supervision and Regulation

AMCORE is subject to regulations under the Bank Holding Company Act of 1956, as amended (the Act), and is registered with the Federal Reserve Board (FRB) under the Act. AMCORE is required by the Act to file quarterly and annual reports of its operations and such additional information as the FRB may require and is subject, along with its subsidiaries, to examination by the FRB.

The acquisition of five percent or more of the voting shares or all or substantially all of the assets of any bank by a bank holding company requires the prior approval of the FRB and is subject to certain other federal and state law limitations. The Act also prohibits, with certain exceptions, a bank holding company from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank and from engaging in any business other than banking, managing and controlling banks or furnishing services to banks and their subsidiaries, except that holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be "so closely related to banking as to be a proper incident thereto." On August 31, 1993, the FRB approved an amendment to add certain activities and to reduce the burden on bank holding companies that desire to conduct these activities by simplifying the regulatory review process.

Under current regulations of the FRB, a bank holding company and its non–bank subsidiaries are permitted, among other activities, to engage in such banking–related businesses as sales and consumer finance, equipment leasing, computer service bureau and software operations, mortgage banking, brokerage and financial advisory services. The Act does not place territorial restrictions on the activities of non–bank subsidiaries of bank holding companies. In addition, federal legislation prohibits acquisition of "control" of a bank or bank holding company without prior notice to certain federal bank regulators. "Control" is defined in certain cases as acquisition of ten percent or more of the outstanding shares of a bank or bank holding company.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the Federal Deposit Insurance Corporation (FDIC) insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," as such terms are defined under regulations issued by each of the federal banking agencies.

In late 1992, Congress passed the Federal Deposit Insurance Corporation Improvement Act of 1992 that included many provisions that have had significant effects on the cost structure and operational and managerial standards of commercial banks. In addition to provisions for recapitalization of the Bank Insurance Fund, this Act contains provisions that revise bank supervision and regulation, including, among many other things, the monitoring of capital levels, outline additional management reporting and external audit requirements, and add consumer provisions that include Truth-in-Savings disclosures.

The Gramm-Leach-Bliley Act (GLB Act) was enacted November 1999, and, among other things, established a comprehensive framework to permit affiliations among commercial banks, insurance companies and securities firms. To date, the GLB Act has not materially affected the Company's operations. However, to the extent the GLB Act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Company currently offers and that can aggressively compete in the markets the Company currently serves.

The foregoing references to applicable statutes and regulations are brief summaries thereof and are not intended to be complete and are qualified in their entirety by reference to the full text of such statutes and regulations.

AMCORE is supervised and examined by the FRB. The BANK and AIG are supervised and regularly examined by the Office of the Comptroller of the Currency (OCC) and are subject to examination by the FRB. In addition, the BANK is subject to periodic examination by the FDIC.

FINANCE is regulated by the Illinois Department of Financial Institutions. AIS and IMG are supervised and examined by the NASD and are regulated by the SEC.

Subsidiary Dividends and Capital

Legal limitations exist as to the extent to which the BANK can lend or pay dividends to AMCORE and/or its affiliates. The payment of dividends by a national bank without prior regulatory approval is limited to the current year's net income plus the adjusted retained net income for the two preceding years. The payment of dividends by any bank or bank holding company is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the FRB and regulations issued by the FDIC and the OCC (collectively "Agencies"). As of December 31, 2003, approximately $49.9 million was available for payment to AMCORE in the form of dividends without prior regulatory approval. The BANK is also limited as to the amount it may lend to AMCORE and its affiliates. At December 31, 2003, the maximum amount available to AMCORE and its affiliates in the form of loans approximated $26.4 million. There were no loans outstanding from the BANK to affiliates at December 31, 2003. See Note 19 of the Notes to Consolidated Financial Statements.

The FRB issues risk–based capital guidelines for bank holding companies. These capital rules require minimum capital levels as a percent of risk–weighted assets. In order to be adequately capitalized under these guidelines, banking organizations must have minimum capital ratios of 4% and 8% for Tier 1 capital and total capital, respectively. The FRB also established leverage capital requirements intended primarily to establish minimum capital requirements for those banking organizations that have historically invested a significant portion of their funds in low risk assets. Federally supervised banks are required to maintain a minimum leverage ratio of not less than 4%. Refer to the Capital Management section of Item 7 for a summary of AMCORE's capital ratios as of December 31, 2003 and 2002. See also Note 20 of the Notes to Consolidated Financial Statements.

Governmental Monetary Policies and Economic Conditions

The earnings of all subsidiaries are affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the FRB influences general economic conditions and interest rates through various monetary policies and tools. It does so primarily through open–market operations in U.S. Government securities, varying the discount rate on member and non-member bank borrowings, and setting reserve requirements against bank deposits. FRB monetary policies have had a significant effect on the operating results of banks in the past and are expected to do so in the future. The general effect of such policies upon the future business and earnings of each of the subsidiary companies cannot accurately be predicted.

Interest rate sensitivity has a major impact on the earnings of banks. As market rates change, yields earned on assets may not necessarily move to the same degree as rates paid on liabilities. For this reason, AMCORE attempts to minimize earnings volatility related to fluctuations in interest rates through the use of a formal asset/ liability management program and certain derivative activities. See Item 7A and Note 11 of the Notes to Consolidated Financial Statements included under Item 8 for additional discussion of interest rate sensitivity and related derivative activities.

Executive Officers of the Registrant

The following table contains certain information about the executive officers of AMCORE. There are no family relationships between any director or executive officer of AMCORE.

Name	Age	Principal Occupation Within the Last Five Years
Kenneth E. Edge	58	Chairman of the Board, President and Chief Executive Officer of AMCORE since January 2003. President and Chief Executive Officer from July 2002 to January 2003. President and Chief Operating Officer of AMCORE from May 2000 to July 2002. Executive Vice President and Chief Operating Officer until May 2000. Chairman of the Board, President and Chief Executive Officer of the BANK since October 1999. Previously Group Vice President, Banking Subsidiaries. Chairman of the Board of AIG since October 1999 and President and Chief Executive Officer of AIG since November 2003.
John R. Hecht	45	Executive Vice President and Chief Financial Officer of AMCORE. Director of the BANK and AIG.
Bruce W. Lammers	47	Executive Vice President and Chief Operating Officer of the BANK since January 2004. Previously Executive Vice President and Commercial Line of Business Manager of the BANK. Director of the BANK and AIG.
James S. Waddell	58	Executive Vice President, Chief Administrative Officer and Corporate Secretary of AMCORE. Director of the BANK and AIG.
Joseph B. McGougan	43	President of AMCORE Mortgage, a division of the BANK. President and Chief Executive Officer of AMCORE Mortgage, Inc. until it was merged into the BANK effective January 1, 2003. Executive Vice President of the BANK since October 2002. Director of the BANK and AIG.
Eleanor F. Doar	47	Senior Vice President and Corporate Marketing Director of the BANK since February 2002. Previously Vice President, Advertising and Public Relations Manager of the BANK. Marketing Manager for Vintage Mutual Funds Inc. since February 2000. Director of the BANK and AIG since January 2003.
Patricia M. Bonavia	53	Executive Vice President and Chief Operating Officer of AIG since March 2000. President of AIS and Director of the Bank and IMG.

ITEM 2. PROPERTIES

On December 31, 2003, AMCORE had 82 locations, of which 55 were owned and 27 were leased. The Commercial, Retail and Mortgage Banking segments had 80 locations, of which 55 were owned and 25 were leased. The Trust and Asset Management segment had two leased facilities. All of these offices are considered by management to be well maintained and adequate for the purpose intended. See Item 1 and Note 5 of the Notes to Consolidated Financial Statements included under Item 8 of this document for further information on properties. In addition, AMCORE had 147 ATM machine locations that were available without fee to AMCORE customers.

ITEM 3. LEGAL PROCEEDINGS

Management believes that no litigation is threatened or pending in which the Company faces potential loss or exposure which will materially affect the Company's consolidated financial position or consolidated results of operations. Since the Company's subsidiaries act as depositories of funds, trustee and escrow agents, they occasionally are named as defendants in lawsuits involving claims to the ownership of funds in particular accounts. This and other litigation is incidental to the Company's business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2003.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

See Items 6 and 8 of this document for information on the Company's stock price ranges and dividends. AMCORE's common stock trades on the NASDAQ National Market System under the symbol "AMFI." There were approximately 8,800 holders of record of AMCORE's common stock as of March 1, 2004. See Item 12 of this document for information on the Company's equity compensation plans.

The Company's policy is to declare regular quarterly dividends based upon the Company's earnings, financial position, capital requirements and such other factors deemed relevant by the Board of Directors. This dividend policy is subject to change, however, and the payment of dividends by the Company is necessarily dependent upon the availability of earnings and the Company's financial condition in the future. The payment of dividends on the Common Stock is also subject to regulatory capital requirements.

The Company's principal source of funds for dividend payments to its stockholders is dividends received from the BANK. Under applicable banking laws, the declaration of dividends by the BANK in any year, in excess of its net profits, as defined, for that year, combined with its retained net profits of the preceding two years, must be approved by the Office of the Comptroller of the Currency. For further discussion of restrictions on the payment of dividends, see Item 7, Management's Discussion and Analysis of the Results of Operations and Financial Condition and Note 19 of the Notes to the Consolidated Financial Statements.

ITEM 6. SELECTED FINANCIAL DATA

Five Year Comparison of Selected Financial Data

	2003	2002	2001	2000	1999
		(in thousands, except per share data)			
FOR THE YEAR:					
Interest income	$ 228,748	$ 253,128	$ 281,387	$ 320,874	$ 300,322
Interest expense	90,061	122,360	161,514	195,821	168,883
Net interest income	138,687	130,768	119,873	125,053	131,439
Provision for loan losses	24,917	12,574	16,700	9,710	10,550
Non-interest income	91,988	70,312	77,066	61,209	58,204
Operating expenses	146,148	131,015	123,635	117,113	123,838
Income before income taxes, extraordinary item & accounting change	59,610	57,491	56,604	59,439	55,255
Income taxes	16,106	14,020	14,382	16,356	15,106
Net income before extraordinary item & accounting change	$ 43,504	$ 43,471	$ 42,222	$ 43,083	$ 40,149
Extraordinary item: Early extinguishment of debt (net of tax)	—	—	(204)	—	—
Cumulative effect of accounting change (net of tax)	—	—	225	—	—
Net income	$ 43,504	$ 43,471	$ 42,243	$ 43,083	$ 40,149
Return on average assets	0.98%	1.02%	1.04%	1.00%	0.95%
Return on average equity	11.90	13.19	13.50	14.92	12.96
Net interest margin	3.54	3.53	3.42	3.29	3.55
AVERAGE BALANCE SHEET:					
Total assets	$4,424,520	$4,242,499	$4,054,874	$4,314,593	$4,216,662
Gross loans	2,902,208	2,665,875	2,518,772	2,736,482	2,593,770
Earning assets	4,069,154	3,899,321	3,750,714	4,035,705	3,969,851
Deposits	3,326,541	3,085,333	2,930,452	3,079,212	2,953,023
Long-term borrowings	193,862	212,997	288,680	316,680	300,490
Stockholders' equity	365,689	329,548	312,855	288,820	309,723
ENDING BALANCE SHEET:					
Total assets	$4,543,628	$4,520,714	$4,021,847	$4,244,106	$4,347,621
Gross loans	2,992,309	2,883,717	2,477,193	2,627,157	2,746,613
Earning assets	4,193,474	4,145,365	3,670,113	3,946,631	4,008,000
Deposits	3,368,494	3,294,662	2,893,737	3,143,561	3,016,408
Long-term borrowings	184,610	185,832	268,230	265,830	285,270
Stockholders' equity	375,584	355,681	301,660	308,497	293,728
FINANCIAL CONDITION ANALYSIS:					
Allowance for loan losses to year-end loans	1.41%	1.22%	1.37%	1.11%	1.03%
Allowance to non-accrual loans	132.98	108.24	128.28	132.12	159.16
Net charge-offs to average loans	0.57	0.42	0.44	0.29	0.33
Non-accrual loans to gross loans	1.06	1.13	1.07	0.84	0.65
Average long-term borrowings to average equity	53.01	64.63	92.27	109.65	97.02
Average equity to average assets	8.27	7.77	7.72	6.69	7.35
STOCKHOLDERS' DATA:					
Basic earnings per share	$ 1.75	$ 1.76	$ 1.66	$ 1.60	$ 1.42
Diluted earnings per share	1.73	1.75	1.64	1.58	1.40
Book value per share	14.98	14.35	12.26	11.87	10.51
Dividends per share	0.66	0.64	0.64	0.64	0.56
Dividend payout ratio	37.71%	36.36%	38.55%	40.00%	39.44%
Average common shares outstanding	24,896	24,701	25,490	26,930	28,304
Average diluted shares outstanding	25,090	24,911	25,730	27,237	28,730

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the significant factors affecting AMCORE Financial, Inc. and Subsidiaries ("AMCORE" or the "Company") consolidated financial condition as of December 31, 2003 compared to December 31, 2002 and the consolidated results of operations for the three years ended December 31, 2003. The discussion should be read in conjunction with the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, and selected financial data appearing elsewhere within this report.

FACTORS INFLUENCING FORWARD-LOOKING STATEMENTS

This report on Form 10-K contains, and our periodic filings with the Securities and Exchange Commission and written or oral statements made by the Company's officers and directors to the press, potential investors, securities analysts and others will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby with respect to, among other things, the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE's management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "should", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors – many of which are beyond the ability of the Company to control or predict – could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new or existing competitors; (II) adverse state, local and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) ability to attract and retain key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; (XVI) changes in assumptions or conditions affecting the application of "critical accounting estimates"; and (XVII) inability of third-party vendors to perform critical services to the Company or its customers; and (XVIII) disruption of operations caused by the conversion of data processing systems.

CRITICAL ACCOUNTING ESTIMATES

The financial condition and results of operations for AMCORE presented in the Consolidated Financial Statements, accompanying notes to the Consolidated Financial Statements, selected financial data appearing elsewhere within this report, and management's discussion and analysis are, to a large degree, dependent upon the Company's accounting policies. The selection and application of these accounting policies involve judgments, estimates and uncertainties that are susceptible to change.

Presented below are discussions of those accounting policies that management believes requires its most difficult, subjective and complex judgments about matters that are inherently uncertain (Critical Accounting Estimates) and are most important to the portrayal and understanding of the Company's financial condition and results of operation. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Consolidated Financial Statements.

Loans and Allowance for Estimated Losses

Loans are the Company's largest income earning asset category. Loans are recorded at the amount advanced to the borrower plus certain costs incurred by AMCORE to originate the loan, less certain origination fees that are collected from the borrower. The carrying amount of loans is reduced as principal payments are made. Payments made by the borrower are allocated between interest income and principal payment based upon the outstanding principal amount, the contractual rate of interest and other contractual terms. The carrying amount is further adjusted to reflect amortization of the origination costs net of origination fees. These items are amortized over the expected life of the loan.

The accrual of interest income is generally discontinued (Non-Accrual Status) when management believes that collection of principal and/or interest is doubtful or when payment becomes 90 to 120 days past due, except for loans that are well secured and are in a short-term, well-defined process of collection. Payments received from the borrower after a loan is placed on Non-Accrual Status are applied to reduce the principal balance of the loan until such time that collectibility of remaining principal and interest is no longer doubtful.

Management periodically evaluates the loan portfolio in order to establish an estimated allowance for loan losses (Allowance) that are probable as of the respective reporting date and considered adequate to absorb probable losses. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan groups or pools that are based on historical loss experience and other loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions, among other things. If the Allowance is not adequate, additions to the Allowance are charged against earnings for the period as a provision for loan losses (Provision). Conversely, this evaluation could result in a decrease in the Allowance and Provision.

Actual loan losses are charged against (reduce) the Allowance when management believes that the collection of principal will not occur. Unpaid interest attributable to prior years for loans that are placed on Non-Accrual Status is also charged against the Allowance. Unpaid interest for the current year for loans that are placed on Non-Accrual Status is reversed against the interest income previously recognized. Subsequent recoveries of amounts previously charged to the Allowance, if any, are credited to (increase) the Allowance. The Allowance is also subject to periodic examination by regulators whose review includes a determination as to its adequacy to absorb probable losses.

Those judgments and assumptions that are most critical to the application of this accounting policy are the initial and on-going credit-worthiness of the borrower, the amount and timing of future cash flows of the borrower that are available for repayment of the loan, the sufficiency of underlying collateral, the enforceability of third-party guarantees, the frequency and subjectivity of loan reviews and risk gradings, emerging or changing trends that might not be fully captured in the historical loss experience, and charges against the Allowance for actual losses that are greater or less than previously estimated. These judgments and assumptions are dependent upon or can be influenced by a variety of factors including the breadth and depth of experience of lending officers, credit administration and the corporate loan review staff that periodically review the status of the loan, changing economic and industry conditions, changes in the financial condition of the borrower and changes in the value and availability of the underlying collateral and guarantees.

While the Company strives to reflect all known risk factors in its evaluations, judgment errors may occur. If different assumptions or conditions were to prevail, the amount and timing of interest income and loan losses could be materially different. These factors are most pronounced during economic downturns and may continue into an economic recovery, as specific credit performance may not be immediately affected by the stress of the downturn. Since, as described above, so many factors can affect the amount and timing of losses on loans it is difficult to predict, with any degree of certainty, the affect on income if different conditions or assumptions were to prevail. Nonetheless, if any combination of the above judgments or assumptions were to adversely affect the adequacy of the Allowance by ten percent, an additional Provision of approximately $4.2 million would be necessary. See also Table 2 and Note 4 of the Notes to Consolidated Financial Statements.

Mortgage Servicing Rights

The Company recognizes as separate assets the rights to service mortgage loans for others. Mortgage servicing rights that are retained when mortgage loans are sold are recorded by allocating the previous carrying amount of the sold loan between the servicing rights retained and the loans that are sold. This allocation is based upon the relative fair values of the mortgage servicing rights and the loans sold. Because it is retained as an asset, the amount allocated to mortgage servicing rights will have a favorable impact on the amount of gain or loss that is recognized on the sale of the loans.

The mortgage servicing rights asset is amortized over the projected period of and in proportion to the estimated amount of net servicing income. Amortization of the servicing rights asset will reduce the amount of income that is recorded in the respective period from the servicing of the mortgage loans.

Each reporting period, the Company re-evaluates the fair value of its remaining mortgage servicing rights assets. The amount by which the unamortized carrying amount of mortgage servicing rights exceeds the new estimate of fair value is charged against earnings for the period. Rather than directly reducing the unamortized carrying amount of the servicing rights asset, a valuation allowance is established for the same amount as the charge against earnings. In subsequent reporting periods, depending upon current estimates of fair value, the valuation allowance may be reversed. The reversal is limited to the remaining amount of the valuation allowance and will result in an increase in recorded earnings.

The periodic re-evaluation of fair value is based upon current estimates of the present value of remaining net servicing cash flows that incorporate numerous assumptions including the cost of servicing the loans, discount rates, prepayment rates and default rates. This re-evaluation is done by stratifying mortgage servicing rights assets into pools based upon one or more predominant risk characteristics of the underlying loans that are being serviced. Risk characteristics include loan type and interest rate. Valuation allowances required for one pool cannot be offset by the amount that the fair value of another pool exceeds its unamortized carrying amount.

Judgments and assumptions that are most critical to the application of this accounting policy are the appropriate risk-weighted discount rates used to determine the present value of estimated net future cash flows, prepayment speeds that will determine the amount and period of servicing revenue that is expected to be earned, estimated costs to service the loans and estimated interest earned on amounts collected for real estate tax and property insurance premiums that are held in escrow until payment is due. These assumptions are based upon actual performance of the underlying loans and the general market consensus regarding changes in mortgage and other interest rates. For example, declining mortgage interest rates typically result in accelerated mortgage prepayments, which tend to shorten the life and reduce the value of the servicing rights asset.

In addition to the judgments and assumptions affecting the application of this accounting policy, the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, permitted mortgage servicers to restratify their mortgage servicing rights pools. Upon consideration, the Company determined that its existing stratification was preferable to other alternatives and chose not to restratify its pools. This represented the selection of an accounting policy that could have produced different results for 2001 and later years had the Company chose to restratify its pools. In general, the greater the number of pools, the greater the likelihood of earnings volatility associated with valuation allowances. Conversely, the fewer the number of pools the less likely there will be earnings volatility.

If different assumptions and conditions were to prevail, materially different amortization and valuation allowances than those that were recorded may be required. Since, as described above, so many factors can affect the value of mortgage servicing rights it is difficult to predict, with any degree of certainty, the affect on income if different conditions or assumptions were to prevail. Nonetheless, if any combination of the above judgments or assumptions were to adversely affect their value by an additional ten percent, an additional impairment charge of approximately $1.1 million would be necessary. See also Note 7 of the Notes to Consolidated Financial Statements.

Loan Securitizations and Sale of Receivables

During 2003 and 2001, the Company sold certain indirect automobile loans in securitization transactions. Upon the sale, the net carrying amount of the loans were removed from the consolidated balance sheet in exchange for cash, and certain retained residual interests. The retained interests included rights to service the loans that were sold (the "Servicing Rights") and an interest in residual cash flows (the "Interest Only Strip"). The Interest Only Strip includes the excess of interest collected on the loans over the amount required to be paid to the investors and the securitization agent (the "Excess Spread") plus an interest in sales proceeds that were not remitted by the securitization trust at the time of the initial sale of the loans to the extent it exceeds projected credit losses (the "Credit Enhancement" or "Overcollateralization"). The carrying value of the loans removed from the balance sheet included the unpaid principal balance of the loans, net of an allocable portion of the Allowance for Loan and Lease Losses, minus the portion of the carrying value of the loans that were allocated to the retained residual interests. These allocations were based upon the relative fair values of the retained residual interests and the loans sold. Because they are retained assets, the amount allocated and recorded for the residual interests had a favorable impact on the amount of gain or loss that was recognized on the sale of the loans.

Since the projected income from the Servicing Rights approximates what is considered "adequate compensation" for servicing the loans, no asset or liability was recorded for Servicing Rights. Income from servicing is recognized as earned pursuant to the terms of the servicing agreement and to the extent cash collections from the borrowers exceed payments to the investors and agent. Cash collections in excess of the Servicing Rights income that is earned is next applied to the Interest Only Strip. The value allocated to the Interest Only Strip is reduced and interest income is recorded assuming a constant yield based upon the discount rate used to estimate its fair value. At the end of the estimated life of the securitization, the carrying value of the Interest Only Strip that is attributable to the Excess Spread will be fully amortized. At that time the carrying value of the Interest Only Strip that is attributable to the Overcollateralization will have accreted to the amount of the sales proceeds that were not remitted by the securitization trust at the time of the initial sale of the loans less credit losses and excess Overcollateralization previously refunded by the securitization trust because it exceeds contractual requirements. At that time cash is expected to be released by the securitization trust in an amount that equals the accreted value of the Overcollateralization.

Because the Company's retained residual interests are subordinated to the interests of securitization investors and the trust agent, there is risk that the carrying value of the Interest Only Strip will not be fully recovered, resulting in a loss charged to earnings. These include the risk the asset will have a shorter life than originally estimated (prepayment risk), that actual credit losses may exceed expected credit losses (credit risk) and that interest paid to the securitization trust and investors will be greater than projected (interest rate risk). The Company's risk of loss is limited to its interest in the Interest Only Strip. Neither the investors nor the securitization trust have any other recourse to the Company's other assets, thus a loss in excess of the carrying value of the Interest Only Strip is not possible. Each reporting period, the fair values of the Interest Only Strips are re-evaluated based upon current estimates and assumptions of the net present value of residual future cash flows net of remaining expected credit losses and anticipated refunds of Overcollateralization. Changes in fair value are generally recorded net of tax as a component of OCI. If this re-evaluation results in fair values that are less than the amortized carrying value of the Interest Only Strip, and if the decline is considered other than temporary, in accordance with Emerging Issues Task Force (EITF) Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets," the decline is charged against earnings for the current period. Finally, each reporting period, new Interest Only Strip amortization schedules are developed based upon current estimates, assumptions, adjusted carrying values and revised constant yields.

Judgments and assumptions that are most critical to the application of this accounting policy are estimated defaults, delinquencies and credit losses, projected prepayment speeds, projected interest rates, and discount rates. These assumptions are based upon demonstrated credit performance, the prepayment history of the underlying loans and market consensus on future interest rates. These are, in turn, most highly influenced by general economic conditions, with the greatest adverse affect during economic downturns and periods of rapidly falling interest rates.

If different assumptions and conditions were to prevail, noticeably different results could occur because the recorded value of the Interest Only Strips may need to be written off or written down faster than planned and cash flows from the retained residual interests may be less than expected. Since, as described above, so many factors can affect the value of the Interest Only Strips it is difficult to predict, with any degree of certainty, the affect on income if different conditions or assumptions were to prevail. Nonetheless, if any combination of the above judgments or assumptions were to adversely affect their value by an additional ten percent and the decline was determined to be other than temporary, an impairment charge of approximately $1.3 million would be necessary. See also Note 8 of the Notes to Consolidated Financial Statements.

OVERVIEW OF OPERATIONS

AMCORE reported net income of $43.5 million for the year ended December 31, 2003. This compares to $43.5 million and $42.2 million reported for the years ended December 2002 and 2001, respectively. This represents an increase of $33,000 or 0.1% when comparing 2003 and 2002, and an increase of $1.2 million or 2.9% when comparing 2002 and 2001.

Diluted earnings per share for 2003 were $1.73 compared to a record $1.75 in 2002 and $1.64 in 2001. This represents a decrease of $0.02 per share or 1.1%, when comparing 2003 and 2002, and an increase of $0.11 per share or 6.7%, when comparing 2002 and 2001. The 1.1% decrease in 2003 earnings on a diluted per share basis compared to 2002 contrasts to a slight increase in earnings on a dollar basis, reflecting the dilutive impact to per share earnings of the increase of 179,000 in average diluted shares outstanding during 2003. The increase is due to the reissuance of treasury shares pursuant to stock-based employee incentive plans. The 6.7% increase in 2002 earnings on a diluted per share basis over 2001 compares favorably to the 2.9% increase on a dollar basis, reflecting the accretive impact to per share earnings of stock repurchase programs. During 2002, average diluted shares outstanding declined 819,000.

AMCORE's return on average equity for 2003 was 11.90% versus 13.19% in 2002 and 13.50% in 2001. AMCORE's return on average assets for 2003 was 0.98% compared to 1.02% in 2002 and 1.04% in 2001.

Both AMCORE and the Company's banking subsidiary (the "BANK") continue to significantly exceed the minimum capital requirements established by regulators for banks and bank holding companies. In addition, the BANK continues to be "well capitalized" as defined by regulatory guidelines. See Note 20 of the Notes to Consolidated Financial Statements.

Branch Strategy

During 2001, the Company launched the first phase ("Phase I") of a strategic initiative to reallocate capital to higher growth midwestern markets, particularly along the I-90 growth corridor between Chicago's northwest suburbs and Madison, Wisconsin and, more recently, the Milwaukee, Wisconsin market (the "Branch

Expansion"). The Company's strategy is to move into a new market where there are strong population growth rates and high concentrations of mid-size businesses, with a seasoned commercial service staff in a leased facility (limited branch office or "LBO"). Once a book of business is developed and the branch becomes profitable, a more permanent site for a full service facility is sought. At the same time, AMCORE has exited certain markets that no longer fit its growth objectives (the "Branch Sales").

During 2001, the BANK sold seven Illinois branches and in 2002 closed one additional branch. For the seven Illinois Branch Sales, $65.1 million in loans, $170.8 million in deposits and $1.4 million in premises and equipment were sold to the respective buyers resulting in a pre-tax gain of $10.6 million or a net after-tax gain of $6.3 million (the "Branch Gain(s)"). Loans and deposits for the closed branch were transferred to nearby BANK branches. During the first quarter of 2003, the BANK sold six Wisconsin branches located in Clinton, Darien, Montello, Kingston, Dalton and Westfield. Combined loans, deposits and premises and equipment of $47.8 million, $124.6 million and $2.1 million, respectively, were sold to the respective buyers of the Wisconsin branches, resulting in a pre-tax gain of $8.2 million or a net after-tax gain of $4.9 million (also referred to as "Branch Gain(s)").

Branch Expansion activities in 2001 included two new offices: one on Rockford's east side and one in Geneva, Illinois, a Chicago suburb. During 2002, the BANK opened four LBO's and three full-service branches. The LBO's included three in the Chicago suburbs of Schaumburg, Lincolnshire and Des Plaines, Illinois and one on the east side of Madison, Wisconsin. The full-service branches included one each in St. Charles and McHenry, Illinois and one along the beltway in Madison. As a result of the new office openings, an LBO in Geneva, Illinois and a smaller full-service branch in downtown McHenry, Illinois were closed.

During 2003, the BANK opened 11 new branches, including four LBO's in Freeport, Oak Brook and Aurora, Illinois and Waukesha, Wisconsin, a suburb of Milwaukee, and seven full-service branches in Machesney Park, Elgin, South Elgin and Algonquin, Illinois, two in Madison, Wisconsin and one on Rockford's northwest side. In connection with the opening of these locations the Company closed two in-store branches, one LBO and one full-service facility. Combined, the new locations opened since April 1, 2001 have $557.8 million in loans and $266.3 million in deposits outstanding as of December 31, 2003. The impact of the Branch Expansion was dilutive $0.08 in 2003 compared to dilution of $0.04 and $0.02 in 2002 and 2001, respectively.

During second quarter 2003, the Company announced the second phase of its Branch Expansion program ("Phase II"), authorizing $30 million in incremental capital investment. These funds will be used to open new full-service facilities and upgrade several LBO's to full-service facilities in selected high-growth midwestern communities. Increased capabilities in these markets will accelerate the Company's ability to generate deposits, which will better support loan growth and decrease its use of wholesale funding. Phase II calls for a total of 10 additional branches opening in 2004 through 2006. When both phases of the Branch Expansion are complete, AMCORE will have a total of 24 new branches opened since April 2001, net of closed branches. Total offices by the end of 2006 are expected to number 74. More than two-thirds of its offices will be located in high growth markets. See Table 7 for a tabular presentation of the Company's Branch Expansion plans. Phase II, when considered with Phase I expansion, is expected to dilute earnings by $0.04 to $0.08 per share in 2004. By 2005, the combined Branch Expansion initiative is expected to be accretive in the range of $0.10 to $0.15 per share.

During 2002, as a complement to its Branch Expansion, the BANK added 37 additional automated teller machines ("ATMs") in 15 communities in northern Illinois and southern Wisconsin. The ATMs are primarily located in Kelley-Williamson Mobil stations as part of a co-branding relationship, and are owned and operated by an unaffiliated third party. During 2003, the co-branding relationship was expanded and an additional 37 ATM's were added. The BANK currently owns and operates 73 ATMs throughout Illinois (58) and Wisconsin (15). The co-branded relationship increased the Illinois and Wisconsin ATM presence to 113 and 34, respectively, or 147 overall.

Organizational Changes and Related Charges

During 2003, the Company incurred $431,000 in net after-tax severance related charges (the "Severance Charges") related to the reduction in 43 retail positions, including one senior position.

During 2002, Kenneth E. Edge was named President and Chief Executive Officer, effective July 1, 2002, and Chairman of the Board of the Company, effective January 1, 2003. Mr. Edge, who previously served as AMCORE's President and Chief Operating Officer, replaced Robert J. Meuleman following Mr. Meuleman's retirement. Mr. Meuleman continued as Chairman until his retirement at the end of 2002. In connection with these changes, and in an effort to gain efficiencies, the position of Chief Operating Officer was not replaced. The net present value of early retirement obligations, pursuant to Meuleman's Separation, Release and Consulting Agreement, including certain enhanced post retirement benefits and continued participation in the Company's Long-Term Incentive Plan (the "Separation Agreement"), at $784,000 net of tax (the "Retirement Obligation"), was accrued in 2002. Amounts due for consulting services subsequent to retirement date have been expensed as earned.

During 2001, AMCORE announced certain business changes designed to better integrate banking and asset management services to its customers. To better support these structural changes, AMCORE streamlined its management team resulting in the departure of certain senior managers. Additional changes were made in 2002. Severance Charges related to these structural changes were $215,000 and $464,000 after-tax in 2002 and 2001, respectively.

Loan Securitizations and Securities Sales

During 2003 and 2001, the BANK sold $106.0 million and $29.9 million, respectively, of indirect automobile loans in securitization transactions (the "Auto Loan Sales"). Net after-tax gains of $1.5 million and $494,000, were recorded for the respective years (the "Auto Loan Sales Gains"). See Note 8 of the Notes to Consolidated Financial Statements.

During 2001, AMCORE recognized $2.0 million in net security losses related to investment portfolio restructuring (the "Security Portfolio Restructuring"); a strategy designed to reduce interest rate risk. The restructuring plan focused on the disposal of securities having a higher degree of interest rate risk associated with changes in prepayment speeds and on securities with low yields and/or longer durations. The restructuring was intended to improve the stability and quality of future earnings and values.

Accounting Changes

On January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Financial Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 expands the information required to be disclosed by guarantors for obligations under certain types of guarantees. It also requires initial recognition at fair value of a liability for such guarantees. In addition, FIN 34, "Disclosure of Indirect Guarantees of Others," was rescinded, though the guidance contained therein was carried forward into FIN 45 without modification. The initial recognition and initial measurement requirements of FIN 45 were effective prospectively for guarantees issued or modified after December 31, 2002. Adoption of the Interpretation did not have a material effect on the Company's Consolidated Financial Statements. See Note 15 of the Notes to the Consolidated Financial Statements.

On January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", with respect to business combinations that were completed prior to July 1, 2001. These statements required that the Company evaluate its existing intangible assets and goodwill classifications. Goodwill and intangible assets with indefinite useful lives may no longer be amortized, but instead must be tested for impairment at least annually. The useful life and residual values of all other intangibles must also be reassessed. As of the date of adoption, the Company had unamortized goodwill in the amount of $15.6 million and unamortized identifiable intangible assets (the "Core Deposit Intangibles") in the amount of $282,000 that were subject to the transition provisions of SFAS Nos. 141 and 142. The Company had no other intangible assets subject to these standards.

Amortization expense related to goodwill was $2.0 million for 2001. Amortization of Core Deposit Intangibles was $141,000 in 2003 and 2002, compared to $96,000 in 2001. Core Deposit Intangibles were fully amortized as of December 31, 2003. The increase in 2002 over 2001 reflects the reassessment of and reduction in useful life. Fair value exceeded carrying value for all reporting units that have allocated goodwill at both the transitional and annual evaluation dates. Thus, no transitional or annual impairment loss was recognized and no cumulative effect of a change in accounting principle was recorded. In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" (SFAS No. 147). SFAS No. 147 requires financial institutions to evaluate their accounting for past acquisitions to determine whether revisions are needed. SFAS No. 147 applies to all new and past financial-institution acquisitions, including "branch acquisitions" that qualify as acquisitions of a business, but excludes acquisitions between mutual institutions. The Company does not have any acquisitions affected by this new standard. See Note 5 of the Notes to Consolidated Financial Statements

On January 1, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, effective beginning January 1, 2001 and SFAS No. 149, effective beginning June 30, 2003. This statement outlines accounting and reporting standards for derivative instruments and hedging activities. Net income for 2001 includes a cumulative effect of $225,000 net of tax, or $0.01 per diluted share, attributable to the adoption of the new accounting standard (the "Accounting Change"). See Note 11 of the Notes to Consolidated Financial Statements.

Extinguishment of Debt

In the first quarter of 2004, as the result of the adoption of FIN 46 (Revised December, 2003) "Consolidation of Variable Interest Entities," the Company will be required to de-consolidate the Trust. The Company expects that the de-consolidation of the Trust, including the impact on the Debt Extinguishment, will not have a material effect on the Company's Consolidated Financial Statements.

During 2001, AMCORE reacquired for its own portfolio at par $15.0 million in capital trust preferred securities (the "Trust Preferred"), which were accounted for as a retirement (the "Debt Extinguishment"), with the coupon rate of 9.35 percent. The Debt Extinguishment resulted in an after-tax extraordinary charge of $204,000, or $0.01 per diluted share (the "Extraordinary Item"). Prior to the Debt Extinguishment the Company had $40.0 million of Trust Preferred outstanding through AMCORE Capital Trust I ("Trust"), a statutory business trust. As a result of the Debt Extinguishment there are now, on a consolidated basis, $25.0 million of Trust Preferred effectively outstanding. See Note 10 of the Notes to Consolidated Financial Statements.

Stock Repurchase Programs

During 2002 and 2001 the Company reacquired shares pursuant to various share repurchase authorizations (the "Stock Repurchase Programs"). Shares so acquired became treasury shares available for general corporate purposes. During 2002, the Company repurchased 82,000 shares at an average price of $22.20. During 2001, the Company repurchased 1.8 million shares at an average price of $21.42. No shares remain to be purchased under any authorization. The Company also regularly repurchases shares to replenish treasury for shares reissued in connection with AMCORE's stock option plans and other employee benefit plans.

EARNINGS REVIEW OF CONSOLIDATED INCOME STATEMENT

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

Net Interest Income

Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred on interest-bearing liabilities. The interest income on certain loans and investment securities is not subject to Federal income tax. For analytical purposes, the interest income and rates on these types of assets are adjusted to a "fully taxable equivalent" or FTE basis. The FTE adjustment was calculated using AMCORE's statutory Federal income tax rate of 35%. Adjusted interest income is as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Interest Income Book Basis	$228,748	$253,128	$281,387
FTE Adjustment	5,255	6,862	8,059
Interest Income FTE Basis	234,003	259,990	289,446
Interest Expense	90,061	122,360	161,514
Net Interest Income FTE Basis	$143,942	$137,630	$127,932

Net interest income on a fully taxable equivalent basis increased $6.3 million or 4.6% in 2003 and increased $9.7 million or 7.6% in 2002. The increase in net interest income in 2003 was primarily attributable to higher average earning assets. The increase in net interest income in 2002 was primarily the result of decreased funding costs and an increase in average earning assets.

The net interest spread is the difference between the average rates on interest-earning assets and the average rates on interest-bearing liabilities. The interest rate margin represents net interest income divided by average earning assets. These ratios can also be used to analyze net interest income. Since a significant portion of the Company's funding is derived from interest-free sources, primarily demand deposits, other liabilities and stockholders' equity, the effective rate paid for all funding sources is lower than the rate paid on interest-bearing liabilities alone.

As Table 1 indicates, the interest rate spread improved eight basis points to 3.23% in 2003 from 3.15% in 2002, which was an improvement of 27 basis points from the 2001 level of 2.88%. The interest rate margin was 3.54% in 2003, an increase of one basis point from 3.53% in 2002. The 2002 level was an increase of 11 basis points from 3.42% in 2001.

The level of net interest income is the result of the relationship between the total volume and mix of interest-earning assets and the rates earned and the total volume and mix of interest-bearing liabilities and the rates paid. The rate and volume components associated with interest earning assets and interest-bearing liabilities can be segregated to analyze the year-to-year changes in net interest income. Changes due to rate/volume variances have been allocated between changes due to average volume and changes due to average rate based on the absolute value of each to the total change of both categories. Because of changes in the mix of the components of interest-earning assets and interest-bearing liabilities, the computations for each of the components do not equal the calculation for interest-earning assets as a total and interest-bearing liabilities as a total. Table 1 analyzes the changes attributable to the volume and rate components of net interest income.

Changes Due to Volume

In 2003, net interest income on an FTE basis increased due to average volume by $7.5 million. This was comprised of an $11.0 million increase in interest income that was partially offset by a $3.5 million increase in interest expense. In 2002, net interest income on an FTE basis increased due to average volume by $4.7 million. This was comprised of an $11.9 million increase in interest income that was partially offset by a $7.2 million increase in interest expense.

The 2003 increase in interest income of $11.0 million was driven by a $236.3 million or 8.9% increase in average loans offset by a decline of $81.7 million or 7.0% in average investment securities. The growth in average loans came from an increase of $271.8 million in commercial real estate lending driven mostly by the Branch Expansion while average consumer and average commercial loans increased $32.4 million and $16.5 million, respectively. Partially offsetting these increases was an $84.3 million average decline in residential real estate loans, due to the impact of refinancings, as fixed mortgage interest rates reached 45-year lows. Strong loan growth, particularly in new markets, has allowed the Company to reshape its balance sheet to an improved mix of earning assets, contributing to the decline in average investment securities.

The increase in average loans, offset by the decline in investment securities, was funded by a $142.7 million or 5.3% increase in average bank-issued deposits and by a $98.5 million or 25.6% increase in average brokered certificate of deposits (CD's). The increase in average bank-issued deposits which includes a $37.2 million increase in non-interest bearing deposits was attributable to a Company-wide initiative to attract deposits, especially transaction deposits, and the Branch Expansion. This growth occurred despite the transfer of $124.6 million of deposits in connection with the Wisconsin Branch Sales. AMCORE recognizes the importance of continued bank-issued deposit growth, not only as a means of funding the Branch Expansion loan growth, but also to continue the strategy of reducing wholesale funding balances. The transition to full-service branches in new growth markets as the Branch Expansion develops, continued emphasis on attracting and retaining primary transaction accounts, and Auto Loan Sales are all means by which the Company has and expects to implement these strategies. To this end, the Company was able to decrease average borrowings by $101.5 million or 13.5% compared to 2002.

The 2002 increase in interest income of $11.9 million was largely the result of a $147.1 million or 5.8% increase in average loans. Average installment and consumer loans, primarily indirect automobile lending, increased $127.9 million, while average commercial real estate and average commercial, financial and agricultural loans increased $87.9 million and $28.2 million, respectively. The combined increase in commercial lending was primarily driven by AMCORE's Branch Expansion in the Chicago suburban and Madison area markets. These increases were partially offset by a decline in average residential real estate loans of $97.0 million due to the impact of refinancings, as mortgage interest rates hit 45 year lows.

The 2002 increase in average earning assets was funded by a $154.9 million increase in average deposits. The increase was comprised of a $78.4 million increase in average brokered deposits and a $76.5 million or 2.9% increase in average bank-issued deposits. The growth in bank-issued deposits reflects company-wide initiatives to attract additional bank-issued deposits as well as deposit growth attributable to the Branch Expansion. Over 95% of the bank-issued deposit growth was attributable to primary transaction account business, which is one of the Company's lowest cost funding sources.

Changes Due to Rate

During 2003, net interest income on an FTE basis declined due to average rates by $1.1 million when compared with 2002. This was comprised of a $36.9 million decrease in interest income that was partly offset by a $35.8 million decline in interest expense. During 2002, net interest income on an FTE basis increased due to average rates by $5.0 million, when compared with 2001. This was comprised of a $41.4 million decline in interest income that was more than offset by a $46.4 million decrease in interest expense.

The yield on earning assets declined 92 basis points in 2003, compared to 2002. The yield on average securities fell by 109 basis points, while the yield on average loans fell by 89 basis points. The decline in security yields was affected by the prepayment of higher-yielding mortgage-related securities, including accelerated premium amortization, that occurred as mortgage interest rates fell. These securities were replaced with lower yielding securities due to the current low interest rate environment. While nearly all loan categories were affected, the largest dollar decline was attributable to commercial real estate loans. Loans that refinanced during the year, variable priced loans and new loan production were all adversely impacted by the reductions in interest rates that have been in decline since January of 2001.

The rate on interest-bearing liabilities declined 100 basis points during 2003 compared to 2002, due to lower bank-issued deposit, wholesale deposit, short-term and long-term borrowing rates. While rates fell on all deposit products, the decrease was most pronounced on CD's. Average rates on CD's have declined as older CD's bearing higher rates have matured and re-priced since the decline in interest rates that have occurred over the past three years. The Company also benefited from an expired interest rate swap that had increased funding costs in 2002, as well as new swaps entered into during 2002 that lowered the cost of wholesale deposits during 2003. The decrease in borrowing rates was largely the result of lower rates paid on reverse repurchase agreements that renewed at lower rates as short-term interest rates have declined.

The yield on earning assets declined 107 basis points in 2002, compared to 2001. The yield on average loans fell by 119 basis points and was primarily attributable to commercial real estate and commercial loans. Falling interest rates during the year impacted pricing on new loan volume, variable priced loans and loans that refinanced during the year. The yield on average securities decreased by 87 basis points, also the result of declining interest rates. Yields on securities were also affected by the sale of higher risk securities in the 2001 Security Portfolio Restructuring well as the pre-payment of higher yielding mortgage-related securities that occurred as mortgage interest rates fell.

The rate paid on interest-bearing liabilities declined 134 basis points in 2002, compared to 2001. This was primarily due to decreased rates paid on deposits and short-term borrowings. The decrease in deposit costs was largely driven by CD's and the Company's indexed money market deposit accounts (AMDEX) that benefited from the decline in short-term interest rates. The decrease in short-term borrowing costs was mainly due to reverse repurchase agreements that renewed at lower rates, also due to the decline in short-term interest rates.

The current interest rate environment is expected to result in improved interest rate spreads and margins in 2004, compared to 2003. Specifically, the Company expects continuing benefits from deposit re-pricing during the coming year. Among those factors that could cause margins and spreads not to improve as anticipated by the Company in 2004 include, unexpected changes in interest rates, changes in the shape of the yield curve, the effect of prepayments or renegotiated rates, changes in the mix of earning assets and the mix of liabilities, including greater than anticipated use of expensive wholesale sources to fund the Branch Expansion and greater than expected loan delinquencies resulting in non-accrual status.

Provision for Loan Losses

The Provision (see Critical Accounting Estimates discussion) was $24.9 million for 2003, and increased by $12.3 million or 98.2% compared to 2002. Increases in net charge-offs, higher specific loss estimates on individually reviewed loans, increased concentrations, increasing loan balances in emerging markets, higher levels of delinquencies and continued economic weakness were all among the factors leading to the increased Provision. Comparable additions to the Allowance in 2002 were not necessary. The Provision decreased $4.1 million or 24.7% in 2002 from the $16.7 million in 2001. While non-accrual loans and net charge-offs were up year-over-year in 2002, the total of non-accrual loans, loans past due 90 days or more and restructured loans were down compared to 2001. As a result, although non-accrual loans and net-charge-offs were up, there was a decrease in the Provision year-over-year.

AMCORE recorded net charge-offs of $16.6 million, $11.3 million and $11.0 million in 2003, 2002 and 2001, respectively. Net charge-offs represented 57 basis points of average loans in 2003 versus 42 basis points in 2002 and 44 basis points in 2001. Commercial net charge-offs increased $3.3 million in 2003 compared to 2002.

Installment and consumer net charge-offs increased $1.7 million in 2003 compared to 2002, reflecting continuing increases in losses on repossessed vehicles. Residential real-estate net charge-offs increased $795,000 while commercial real-estate net charge-offs declined $413,000 in 2003 compared to 2002. Commercial net charge-offs declined $1.3 million in 2002, compared to 2001, reflecting settlement activity that occurred in 2001. Installment and consumer loan net charge-offs increased $1.4 million over the same period, the result of the continued sluggish economy and increasing loss levels on repossessed vehicles. Real estate loan net charge-offs were up $78,000 year-to-year.

Non-Interest Income

Total non-interest income is comprised primarily of fee based revenues from trust and asset management activities, bank-related service charges on deposits and mortgage revenues. Net security gains or losses and increases in cash surrender value (CSV) of BANK and Company-owned life insurance (COLI) are also included in this category. For 2003 and 2001, this category also included Branch Gains and Auto Loan Sales Gains.

Non-interest income totaled $92.0 million in 2003, an increase of $21.7 million or 30.8% from the $70.3 million in 2002. In addition to a $9.6 million increase in mortgage revenues, the increase included $8.2 million of Branch Gains and $2.5 million of Auto Loan Sale Gains.

Non-interest income totaled $70.3 million in 2002, a decline of $6.8 million or 8.8% from the $77.1 million in 2001. Increases of $3.1 million attributable to services charges on deposits and $2.8 million of security gains were offset by the Branch Gains of $10.6 million included in non-interest income in 2001.

Trust and asset management income, the Company's largest source of fee based revenues, totaled $22.5 million in 2003, a decrease of $2.2 million or 8.8% from $24.7 million in 2002. This follows a decrease in 2002 of $2.2 million or 8.17% from $26.9 million in 2001. Declining equity markets over the past three years have challenged the investment industry with the S & P 500 losing 24.3% of its value from 2000 to 2003. These declines have negatively impacted the value of AMCORE-administered assets, upon which fees are partially based, leading to the decrease in fee revenue. Also contributing to the decline was the loss of a major public fund customer effective October 1, 2003 and specific investment performance on related Vintage Mutual Funds. Unless replaced with new business, the loss of the public fund customer could adversely affect trust and asset management income in 2004. Revenues from this customer were $916,000 in 2003, $1.1 million in 2002 and $932,000 in 2001. A shift by clients to a higher mix of fixed income and money market assets also affected prior year results.

The trust and asset management segment manages or administers $5.4 billion of investments, inclusive of traditional assets as well as the management of the BANK's fixed income portfolio of approximately $1.1 billion. Assets under administration at December 31, 2002 and 2001 were $4.6 billion and $4.9 billion, respectively. Assets in the Vintage Mutual Funds totaled $827 million, $877 million and $1.2 billion at December 31, 2003, 2002 and 2001, respectively. In addition to overall market performance, trust and asset management revenues are dependent upon the Company's ability to attract and retain accounts, specific investment performance and other economic factors. Fees from Money Market funds can also be negatively affected as the federal funds purchased (FED Funds) rate approaches 1.00%, a level generally viewed as a minimum acceptable return by investors. Thus, waivers of fees on money market funds have been and may continue to be required to provide competitive returns for investors.

Service charges on deposits totaled $18.6 million in 2003, an increase of $742,000 or 4.2% from the $17.9 million in 2002. During 2002, service charges on deposits increased $3.1 million or 21.0% from $14.8 million in 2001. Deposit growth initiatives, which primarily affected retail accounts, contributed to the increases in both 2003 and 2002. Additionally, in 2002, increased commercial account maintenance fees contributed to the increase.

Mortgage revenues include fees generated from underwriting, originating and servicing of mortgage loans along with gains realized from the sale of these loans, net of servicing rights amortization and impairment (see Critical Accounting Estimates). Mortgage revenues were $17.6 million in 2003, an increase of $9.6 million or 121.1% from the $7.9 million reported in 2002. During 2002, mortgage revenues declined $542,000 or 6.4% from $8.5 million in 2001. Contributing to the $9.6 million increase in 2003 was a $3.4 million recapture of mortgage servicing right impairment reserves compared to an impairment charge of $2.6 million in 2002. An impairment charge of $780,000 was recorded in 2001. For the third year in a row, declining mortgage interest rates resulted in record closing volumes. In 2003, closing volumes were $893.7 million, compared to $718.0 million in 2002, and $634.2 million in 2001.

Refinancing activity declined significantly in the fourth quarter of 2003 resulting in declining mortgage revenues. This trend in refinancing activity is expected to continue into 2004. The Company has, however, added 13 mortgage loan originators, primarily in the Branch Expansion markets, to capitalize on growth opportunities in new purchase home mortgages. New purchase new home mortgages increased 31.5% in 2003 compared to 2002. The growth of new purchase home mortgages is expected to continue in 2004.

As of December 31, 2003, the carrying value of AMCORE's capitalized mortgage servicing rights was $11.2 million and were $10.6 million as of December 31, 2002. The fair value of the Company's capitalized mortgage servicing rights was $11.7 million. The unpaid principal balance of mortgage loans serviced for others, which are not included on the Consolidated Balance Sheets, including loans held for sale, was $1.2 billion as of December 31, 2003. See Note 7 of the Notes to Consolidated Financial Statements.

COLI income totaled $7.0 million in 2003; a $1.3 million or 23.5% increase over the $5.7 million in 2002. This compares to a $435,000 increase in 2002 over the $5.2 million reported in 2001. The 2003 increase over 2002, included the impact of compounding, increased average investments year-over-year and $467,000 in net death benefits. The 2002 increase was primarily due to compounding. Both years' increases were partially offset by lower yields due to declining interest rates. AMCORE uses COLI as a tax-advantaged means of financing its future obligations with respect to certain non-qualified retirement and deferred compensation plans in addition to other employee benefit programs. As of December 31, 2003, the CSV of COLI stood at $116.5 million, which included additional net investments of $1.1 million during 2003.

Other non-interest income includes customer service charges, bank card fees, brokerage commissions, insurance commissions, gains on fixed asset and loan sales and other miscellaneous income. In 2003, other non-interest income was $11.2 million, a decline of $410,000 or 3.5% from $11.6 million in 2002. The decrease was due to a $700,000 decline in derivative related income due to the mark-to-market losses in 2003 as opposed to gains in 2002, a decline of $440,000 in insurance commission income, a $309,000 gain in 2002 associated with an excess retirement plan asset reversion and lower gains on sale of fixed assets of $303,000. These decreases were partly offset by increases in brokerage commission income of $609,000, servicing income in connection with the Auto Loan Sales of $350,000, customer service fees of $252,000, and bank card fees of $138,000. In 2002, other non-interest income was $11.6 million; a $1.0 million or 9.6% increase from $10.6 million in 2001. The increase was attributable to improved brokerage commission income of $636,000, a $607,000 increase in derivative related income due mark-to-market gains in 2002 as opposed to losses in 2001, higher bank card fees of $419,000, a $365,000 gain on the sale of excess land and the $309,000 retirement plan asset reversion gain. These increases were partly offset by a 2001 gain of $1.0 million from cash received on the merger of an ATM service provider.

Net securities gains totaled $4.4 million in 2003 and $2.5 million in 2002 compared to net losses of $303,000 in 2001. The level of security gains or losses is dependent on the size of the available for sale portfolio, pledging requirements, interest rate levels, AMCORE's liquidity needs and balance sheet risk objectives. The increase in 2003, compared to 2002, was attributable to the gain realized on the disposition of securities with longer duration and unfavorable call structures, which facilitated the Company's efforts to reduce the duration of its investment portfolio as well as fund loan growth. The increase in 2002, compared to 2001, was attributable to the Security Portfolio Restructuring and continuation of a security portfolio de-leveraging strategy that began in 1999.

Operating Expenses

Total operating expenses were $146.1 million in 2003, an increase of $15.1 million or 11.6% from $131.0 million in 2002, which was a $7.4 million or 6.0% increase from $123.6 million in 2001. Operating expenses in 2003 included $5.1 million in expenses related to the Branch Expansion, a $1.6 million charge for the early extinguishment of debt, $707,000 in Severance Charges and a $623,000 impairment charge on a private equity fund investment. Operating expenses in 2002 included $1.7 million in expenses related to the Branch Expansion, the $1.3 million Retirement Obligation and a $352,000 Severance Charge. Operating expenses in 2001 included Severance Charges of $760,000. Pursuant to SFAS No. 142, the Company discontinued the amortization of goodwill, effective January 1, 2002.

Amortization expense related to goodwill was $2.0 million in 2001. The efficiency ratio was 63.36% in 2003, 65.16% in 2002 and 62.78% in 2001. The efficiency ratio is calculated by dividing total operating expenses by the sum of net interest income and non-interest income.

Compensation expense is the largest component of operating expenses, totaling $67.2 million in 2003. This was a $6.7 million or 11.0% increase from $60.5 million in 2002, which was a $5.1 million or 9.3% increase from $55.3 million in 2001. The 2003 increase included $4.0 million in net staff additions associated with the Branch Expansion strategy, higher commissions of $923,000 mainly driven by increased mortgage closings, the $707,000 Severance Charge and $434,000 in increased incentive costs. The 2002 increase included $1.3 million in net staff additions associated with the Branch Expansion strategy, $922,000 in increased incentive costs, higher commissions of $819,000, mainly driven by increased mortgage closings, and $527,000 of the Retirement Obligation. Severance Charges decreased $408,000 when compared to 2001.

Employee benefit costs were $17.4 million in 2003, an increase of $1.2 million or 7.3% from $16.2 million in 2002, which was a $2.0 million or 14.0% increase from $14.2 million in 2001. Health care costs rose $874,000 in 2003 due to staff additions and medical cost inflation and payroll tax expense increased $649,000 in 2003 due to higher compensation expense. These increases were offset by lower deferred compensation and other benefit costs of $243,000. The 2002 increase was primarily attributable to $757,000 of the Retirement Obligation, $665,000 in retirement and deferred compensation costs and $538,000 in payroll tax costs.

Net occupancy expense was $8.8 million in 2003, an increase of $918,000 or 11.7% from 2002. This follows an increase of $303,000 or 4.0% from 2001 levels. The 2003 and 2002 increases included net increases due to the Branch Expansion strategy.

Equipment expense increased $1.8 million or 23.1% to $9.6 million in 2003 and decreased $173,000 or 2.2% to $7.8 million in 2002. The 2003 increase was primarily due to increased depreciation and amortization on new computer hardware and software resulting from the conversion of the Company's core data processing system during 2003 (the "System Conversion"). Also necessitated by the System Conversion were personal computer (PC) replacements and the acceleration of existing hardware and software depreciation and amortization. The Branch Expansion also contributed to higher PC equipment expense in 2003. The 2002 decrease reflects lower net electronic data processing equipment and software expenses.

Data processing expenses include costs related to core bank data processing, trust and other external processing systems. This category declined $1.7 million or 24.9% to $5.1 million in 2003, primarily due to lower processing costs resulting from the System Conversion from an outsourced data processing system to a new in-house data processing system. Expenses in 2002 were $6.8 million; a $738,000 or 12.2% increase from $6.0 million in 2001 primarily due to increased core bank data processing.

Professional fees totaled $4.6 million in 2003, an increase of $321,000 or 7.5% from 2002 due to higher legal, tax and accounting services. Professional fees were $4.3 million in 2002, an increase of $149,000 or 3.6% from $4.1 million in 2001. Audit and consulting fee increases were partly offset by decreased legal fees.

Communication expense was $4.7 million in 2003 an increase of $565,000 or 13.7% from 2002 due to increased courier, telephone and postage expenses due to the Branch Expansion and postal rate increases. Communication expense was $4.1 million in 2002, an increase of $196,000 or 5.0% from $3.9 million in 2001. The increase was due to higher courier and postage costs partially related to the Branch Expansion.

Advertising and business development expenses were $5.2 million in 2003, an increase of $461,000 or 9.8% from 2002 due to increases in advertising expense as the company continues to grow as a result of the Branch Expansion into new markets and totally-free checking promotions. Advertising and business development expenses were $4.7 million in 2002, an increase of $120,000 or 2.6% from $4.6 million in 2001. This reflects increases in branch and market level public relations and business development expenses, which were partly funded by a decrease in newspaper and direct mail advertising.

Intangibles amortization was $141,000 in 2003 and 2002, compared to $2.1 million in 2001. The decrease in 2002 relates to the discontinuation of goodwill amortization pursuant to SFAS No. 142. This is more fully explained in the "Accounting Changes" section, above. The Core Deposit Intangibles were fully amortized at December 31, 2003. See also Notes 1 and 6 of the Notes to Consolidated Financial Statements.

Other expenses were $23.5 million in 2003, an increase of $4.9 million or 26.3% from 2002. The increase was primarily due to the $1.6 million in prepayment penalties related to restructuring of Federal Home Loan Bank ("FHLB") advances, increased loan processing costs of $1.5 million associated with increased mortgage activity and the $623,000 private equity fund impairment charge. Other increases included higher recruiting expenses and losses on disposals of fixed assets, both of which were related to the Branch Expansion. Other expenses were $18.6 million in 2002, an increase of $878,000 or 4.9% from $17.7 million in 2001. The 2002 increase was largely the result of higher loan processing expenses of $633,000, mainly associated with collection and repossession activities, $315,000 of investment related impairment charges and $291,000 in increased travel and entertainment costs. These were partly offset by a $388,000 reduction in expenses related to foreclosed real estate.

Income Taxes

Income tax expense totaled $16.1 million in 2003, compared with $14.0 million and $14.4 million in 2002 and 2001, respectively. The effective tax rates were 27.0%, 24.4% and 25.4% in 2003, 2002 and 2001, respectively. Effective tax rates are lower than the statutory tax rates due primarily to investments in tax-exempt municipal bonds and increases in CSV and death benefits on COLI that are not taxable. The increase in effective tax rate in 2003 over the prior year is due to a decrease in the size of these tax-exempt items relative to total pre-tax earnings as well as an increase in state income taxes which in 2002 benefited from the favorable resolution of various tax audits and other pending tax issues. See Note 16 of the Notes to Consolidated Financial Statements.

EARNINGS REVIEW BY BUSINESS SEGMENT

AMCORE's internal reporting and planning process focuses on four primary lines of business ("Segment(s)"): Commercial Banking, Retail Banking, Trust and Asset Management, and Mortgage Banking. Note 18 of the Notes to Consolidated Financial Statements presents a condensed income statement and total assets for each Segment.

The financial information presented was derived from the Company's internal profitability reporting system that is used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies which have been developed to reflect the underlying economics of the Segments and, to the extent practicable, to portray each Segment as if it operated on a stand-alone basis. Thus, each Segment, in addition to its direct revenues, expenses, assets and liabilities, includes an appropriate allocation of shared support function expenses. The Commercial, Retail and Mortgage Banking Segments also include funds transfer adjustments to appropriately reflect the cost of funds on loans made and funding credits on deposits generated. Apart from these adjustments, the accounting policies used are similar to those described in Note 1 of the Notes to Consolidated Financial Statements.

Since there are no comprehensive authorities for management accounting equivalent to accounting principles generally accepted in the United States of America, the information presented is not necessarily comparable with similar information from other financial institutions. In addition, methodologies used to measure, assign and allocate certain items may change from time-to-time to reflect, among other things, accounting estimate refinements, changes in risk profiles, changes in customers or product lines, and changes in management structure. During the first quarter of 2003, the Company also changed the classification of mortgage loans not sold into the secondary market that are retained by the BANK. All revenues from these loans, along with related Provisions and expenses, are now reported as part of the Mortgage Banking Segment instead of the Retail Banking Segment. Prior period Segment results have been restated to reflect this change.

Total Segment results differ from consolidated results primarily due to intersegment eliminations, certain corporate administration costs, items not otherwise allocated in the management accounting process and treasury and investment activities. The impact of these items is aggregated to reconcile the amounts presented for the Segments to the consolidated results and is included in the "Other" column of Note 18 of the Notes to Consolidated Financial Statements.

Commercial Banking

The Commercial Banking Segment ("Commercial") provides commercial banking services to large and small business customers through the BANK's 63 banking locations. The services provided by this Segment include lending, business checking and deposits, treasury management and other traditional as well as electronic commercial banking services.

Commercial earnings for 2003 were $24.8 million, an increase of $2.1 million or 9.2% from 2002. Earnings in 2002 totaled $22.7 million and were $7.5 million or 49.4% higher than 2001 earnings of $15.2 million. The increase for 2003 was attributable to increased net interest income and non-interest income that was partially offset by increased Provision, operating expenses and income taxes.

Net interest income increased $13.8 million in 2003. The increase was due to higher average loan volumes, particularly commercial real estate loans, lower priced deposits and decreased cost of funds allocations, which more than compensated for lower yields on loans. The lower yields on loans, reduced rates on deposits and decreased cost of funds allocations were all attributable to declining short-term interest rates over the past three years, which have impacted new product (loans and deposits) pricing as well as the re-pricing of variable priced products and fixed-price product renewals. Strong loan demand, aided by the Branch Expansion, was more than sufficient to replace average loan balances transferred in the Branch Sales, leading to the increased volumes.

Non-interest income increased $2.4 million and was attributable to Commercial's allocable portion of the Branch Gain of $2.2 million.

The 2003 Provision increased $10.3 million and was attributable to a $4.0 million increase in net charge-offs, a $3.1 million increase in both specific loss estimates and other loss estimates. These estimates are based upon increased concentrations, including commercial real estate; deteriorating loan quality and collateral values, including loans that are secured by receivables, inventory and specialized equipment; growth in new markets; increased delinquencies; continued weakness in the overall economy, particularly the manufacturing segment; and other factors.

Operating expenses increased $2.4 million in 2003. The increase was largely due to higher personnel expenses, which included the impact of the Branch Expansion strategy.

Income taxes increased $1.3 million in 2003, due to higher income before taxes.

The Commercial Segment represented 53.5%, 61.5% and 49.5% of total Segment earnings in 2003, 2002 and 2001, respectively. Commercial Segment total assets were $2.0 billion at December 31, 2003 and represented 44.8% of total consolidated assets.

Retail Banking

The Retail Banking Segment ("Retail") provides retail-banking services to individual customers through the BANK's 63 banking locations in northern Illinois and south central Wisconsin. The services provided by this Segment include direct and indirect lending, checking, savings, money market and CD accounts, safe deposit rental, automated teller machines, and other traditional and electronic retail banking services.

Retail earnings for 2003 were $10.2 million compared to $4.7 million in 2002, an increase of $5.6 million or 118.5%. This followed an increase of $1.3 million or 37.7% in 2002 from 2001 earnings of $3.4 million. The increase in 2003 was the result of higher non-interest income and lower operating expense partially offset by increased income taxes and Provision.

Net interest income increased by $111,000 for 2003 due to higher average loan volumes, particularly indirect automobile loans, and lower priced deposits. These factors offset lower yields on loans and reduced funds credit allocations. The lower yields on loans, reduced rates on deposits and decreased funds credit allocations were all attributable to declining rates over the past three years, which have impacted new product (loans and deposits) pricing as well as the re-pricing of variable priced products and fixed-price product renewals. The growth in overall average loan balances occurred despite the Auto Loan Sale and the transfer of loans associated with the Wisconsin Branch Sales totaling $129.5 million, both of which occurred in March 2003.

Non-interest income increased $8.4 million in 2003. Of the increase, $6.0 million was attributable to the Branch Gain and $2.5 million related to the Auto Loan Sale Gain.

The 2003 Provision increased $1.9 million primarily due to an increase of $1.6 million in net charge-offs due to higher loss levels on repossessed automobiles.

Operating expenses decreased by $2.2 in 2003. The decline is due to lower allocations for support function expenses.

Income taxes increased $3.5 million in 2003 and were primarily the result of higher income before taxes.

The Retail Segment represented 22.1%, 12.7% and 11.1% of total segment earnings in 2003, 2002 and 2001, respectively. Retail Segment total assets were $810.4 million at December 31, 2003 and represented 17.8% of total consolidated assets.

Trust and Asset Management

The Trust and Asset Management Segment ("TAM") provides trust, investment management, employee benefit recordkeeping and administration and brokerage services. It also acts as an advisor and provides fund administration to the Vintage Mutual Funds and various public fund programs. These products are distributed nationally (i.e. Vintage Equity Fund is available through Charles Schwab, OneSource™), regionally to institutional investors and corporations, and locally through the BANK's locations.

TAM earnings for 2003 were $2.4 million, a $1.3 million or 35.5% decline from 2002 earnings of $3.7 million. This followed an increase of $207,000 or 5.9% from 2001 earnings of $3.5 million. The decrease in 2003 was primarily due to declines in non-interest income net of lower operating expenses and income taxes.

TAM non-interest income declined $1.5 million in 2003. Declines in fee-based revenue were partially offset by increased brokerage commission income. Lower AMCORE-managed asset values and specific investment performance on selected Vintage Mutual Funds contributed to the decrease in trust and asset management revenues. Declining equity markets over the past three years have challenged the investment industry with the S & P 500 losing 24.3% of its value from 2000 to 2003. These declines have negatively impacted the value of AMCORE-administered assets, upon which fees are partially based, leading to the decrease in fee revenue. Also contributing to the decline was the loss of a major public fund customer effective October 1, 2003. Unless replaced with new business the loss of the public fund client could continue to adversely affect TAM revenues. Revenues from this customer were $916,000 in 2003 and $1.1 million in 2002. A shift to a higher mix of fixed income and money market assets also affected prior year results. Net brokerage commissions on the other hand have been particularly strong and are primarily the result of increased fixed-annuity sales. In addition, processing costs associated with annuity sales, which are netted against commissions, have declined as the TAM segment is now processing its own sales.

Operating expenses decreased $566,000 for 2003 due to lower personnel costs and lower advertising costs.

Income taxes declined $788,000 in 2003 due to the decline in pre-tax earnings.

The TAM Segment represented 5.1%, 10.0% and 11.3% of total segment earnings in 2003, 2002 and 2001, respectively. TAM Segment total assets were $18.8 million at December 31, 2003 and represented 0.4% of total consolidated assets.

Mortgage Banking

The Mortgage Banking Segment ("Mortgage") provides a variety of mortgage lending products to meet its customers' needs. It sells the majority of the long-term, fixed-rate loans to the secondary market and continues to service most of the loans sold.

Mortgage earnings were $8.9 million in 2003, an increase of $3.1 million or 53.4% compared to $5.8 million in 2002. This followed a decline of $2.8 million or 32.5% from $8.6 million in 2001. The increase in 2003 was due to increased mortgage volume, primarily driven by refinancing activity, and the $3.4 million recapture of mortgage servicing right impairment in 2003 compared to a $2.6 million impairment charge in 2002.

Net interest income decreased $1.4 million in 2003. This was primarily due to lower rates on mortgage loans retained in portfolio and on mortgage loans held for sale. Average balances on mortgage loans held in portfolio continued their decline, as fixed mortgage rates reached 45-year lows, and contributed to the decrease in net interest income. Partially offsetting these decreases were lower net cost of funds allocations.

Non-interest income includes fees generated from the underwriting, originating and servicing of mortgage loans along with the gains realized from the sale of these loans, net of servicing right amortization and impairment. Non-interest income for 2003 increased $9.0 million. Closing volumes increased 24.5% to $893.7 million in 2003, from $718.0 million in 2002. Also contributing to the increase in non-interest income was the recapture of mortgage servicing right impairment reserves of $3.4 million in 2003 compared to an impairment charge of $2.6 million in the prior year, which resulted in a $5.9 million change year over year.

Operating expenses totaled $14.9 million, an increase of $2.6 million from 2002. The increases were primarily due to higher salaries, commissions and processing costs that were paid due to the increase in mortgage volumes.

Income taxes increased $1.6 million in 2003. The increase was due to higher pre-tax earnings.

The unpaid principal balance of mortgage loans serviced for others, including mortgage loans held for sale, was $1.21 billion as of December 31, 2003 compared to $1.02 billion at the prior year-end.

The Mortgage Segment represented 19.3%, 15.8% and 28.1% of total segment earnings in 2003, 2002 and 2001, respectively. Mortgage Segment total assets were $255.8 million at December 31, 2003 and represented 5.6% of total consolidated assets.

BALANCE SHEET REVIEW AND LIQUIDITY RISK MANAGEMENT

Liquidity management is the process by which the Company, through its Asset and Liability Committee (ALCO) and treasury function, ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, repayment of debt when due or called, maintaining adequate collateral for public deposits, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from bank-issued deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include brokered CD's, federal funds purchased lines (FED funds), FHLB advances, repurchase agreements, commercial paper and back-up lines of credit, the sale or securitization of loans, and access to other capital markets.

The parent company requires adequate liquidity to pay its expenses, repay debt when due and pay stockholder dividends. Liquidity is primarily provided to the parent through the BANK and other subsidiaries in the form of dividends. In 2003, dividends from subsidiaries amounted to $23.0 million, compared to $30.5 million in 2002. In 2002, the parent required higher dividends from its subsidiaries to fund Stock Repurchase Programs. In 2003, lower dividends were paid by the BANK to the parent in order to support the BANK's Branch Expansion. While the BANK is limited in the amount of dividends it can pay, as of December 31, 2003, approximately $49.9 million was available for payment to the parent in the form of dividends without prior regulatory approval. See Note 20 of the Notes to Consolidated Financial Statements.

Cash and Cash Equivalents

Cash and cash equivalents decreased $37.3 million from December 31, 2002 to December 31, 2003, as the net cash used for investing activities of $211.4 million more than offset the cash provided by operating activities of $94.2 million plus the cash provided by financing activities of $79.9 million. This compares to an increase in cash and cash equivalents of $11.0 million from December 31, 2001 to December 31, 2002, as the net cash provided by financing activities of $424.1 million plus the cash provided by operating activities of $88.7 million more than offset the net cash used for investing activities of $501.8 million during 2002.

The $94.2 million of cash provided by operating activities during 2003 compares with $88.7 million provided in 2002, representing a $5.5 million increase in cash provided between the two years. The change was attributable to the increase in proceeds from the sale of loans held for sale, net of increased originations of such loans, primarily attributable to the Mortgage segment's origination and sale of loans into the secondary market.

The $211.4 million of cash used for investing activities during 2003 compares with $501.8 million cash used in 2001, for a decrease of $290.4 million in cash used between the two years. This was primarily the result of an increase of $306.1 million in proceeds from the sales and maturities of securities, a $107.2 million increase in proceeds from sale of loans and less growth in loan originations of $138.3 million. These changes were partially offset by a $259.3 million increase in security purchases.

The $79.9 million of cash provided by financing activities during 2003 compares with $424.1 million cash provided during 2002, or a decrease of $344.2 million in cash provided between the two years. This was primarily due to $202.9 million less growth in demand, savings and time deposit accounts, a $100.3 million decrease in short term borrowings and $65.4 million in cash required to fund the Branch Sales in 2003. An increase in long-term borrowings of $38.9 million partially offset these decreases.

Securities

Total securities as of December 31, 2003 were $1.17 billion, a decrease of $8.1 million or 0.7% from the prior year-end. At December 31, 2003 and 2002, the total securities portfolio comprised 27.8% and 28.3%, respectively, of total earning assets, including COLI. The decrease in investment securities includes reductions in corporate obligations and municipal securities and also reflects mortgage prepayment activity as well as actions taken by AMCORE to improve liquidity and to reduce duration.

The securities portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity needs. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment. The portfolio's scheduled maturities and the prepayment of mortgage and asset backed securities represent a significant source of liquidity. Approximately $14.4 million, or 1.2%, of the securities portfolio will contractually mature in 2004. This does not include mortgage and asset backed securities. Mortgage and asset backed security maturities may differ from contractual maturities because borrowers may have the right to prepay obligations, typically without penalty. For example, scheduled maturities for 2003, excluding mortgage and asset backed securities, were $24.2 million, whereas proceeds from actual maturities, which included prepayments of mortgage and asset backed securities, were $623.0 million. This compares to proceeds of $366.5 million and $336.7 million in 2002 and 2001, respectively. As of December 31, 2003, $318.9 million of investment securities were unpledged and available as a source of liquidity.

Mortgage and asset backed securities as of December 31, 2003 totaled $871.7 million and represent 74.8% of total securities. The distribution of mortgage and asset backed securities includes $372.4 million of U.S. government agency mortgage-backed pass through securities, $467.9 million of agency collateralized mortgage obligations and $31.4 million of private issue collateral mortgage obligations, all of which are rated AAA except for $2.6 million of securities rated either Aa2 or A2.

At December 31, 2003, securities available for sale totaled $1.17 billion, which included gross unrealized gains of $19.7 million and gross unrealized losses of $6.2 million, of which the combined effect, net of tax, is included as accumulated other comprehensive income (OCI) in stockholders' equity. For comparative purposes, at December 31, 2002, gross unrealized gains of $35.3 million and gross unrealized losses of $4.0 million were included in the securities available for sale portfolio. There were no held to maturity securities at December 31, 2003 or 2002. For further analysis of the securities portfolio see Table 4 and Note 3 of the Notes to Consolidated Financial Statements.

Loans Held for Sale

At December 31, 2003, mortgage origination fundings awaiting delivery to the secondary market were $32.4 million, compared to $79.9 million at December 31, 2002. Residential mortgage loans are originated by the BANK's Mortgage Segment, of which non-conforming adjustable rate, fixed-rate and balloon residential mortgages are normally retained by the BANK. The conforming adjustable rate, fixed-rate and balloon residential mortgage loans are sold in the secondary market to eliminate interest rate risk, as well as to generate gains on the sale of these loans and servicing income. All loans of the Mortgage Segment are considered held for sale and are recorded at the lower of cost or market value.

For the second year in a row, declining mortgage interest rates resulted in record closing volumes, increasing the pressure on short-term liquidity needs. In 2003, closing volumes were $893.7 million, compared to $718.0 million in 2002. During the fourth quarter of 2003, refinancing activity began to decline as mortgage interest rates rose, relieving the pressure on short-term liquidity needs. This trend is expected to continue into 2004. Outstanding residential mortgage commitments, a potential use of liquidity, were $41.8 million at December 31, 2003.

Loans

Loans represent the largest component of AMCORE's earning asset base, while the funding of loan originations is its most significant liquidity need. At year-end 2003, total loans were $2.99 billion, an increase of $108.6 million or 3.8% as compared to 2002. Loan growth included the impact of the Branch Expansion and was reduced by $106.0 million in loans sold in the Auto Loan Sale and $47.8 million of loans transferred in the Branch Sales. Average loans increased $236.3 million or 8.9% during 2003. See Table 2 and Note 4 of the Notes to Consolidated Financial Statements.

Total commercial real estate loans increased $274.2 million or 25.7%, while residential real estate loans declined $87.1 million. Installment and consumer loans declined $50.1 million or 8.3%. Commercial, financial and agricultural loans decreased $27.8 million or 3.7%. Increased balances in commercial real estate loans were mostly driven by the Branch Expansion. Residential real estate loan balances were affected by refinancings, as mortgage interest rates fell to 45 year lows during 2003.

The scheduled repayments and maturities of loans represent a substantial source of liquidity. Table 3 shows selected loan maturity data as of December 31, 2003. In addition to same branch and Branch Expansion loan growth, potential uses of liquidity include $634.9 million in commitments to extend credit and $189.8 in letters of credit.

Deposits

Total deposits at December 31, 2003, were $3.37 billion, an increase of $73.8 million or 2.2% when compared to 2002. The increase included $168.4 million in higher Bank-issued deposit balances partly offset by a $94.6 million decline in brokerage CD's and the transfer of $124.6 million in deposits in the Branch Sales. Average deposits increased $105.6 million or 4.5% during 2003.

Bank-issued deposits, which exclude brokered CD's, are considered by management to be the primary, most stable and most cost-effective source of funding and liquidity. Total bank-issued deposits were $2.94 billion at the end of 2003; a $168.4 million or 6.1% increase from the prior year-end. The increase is attributable to company-wide initiatives to attract additional deposits as well as the Branch Expansion. Bank-issued deposits represent 87.4% and 84.2% of total deposits at December 31, 2003 and 2002, respectively. Table 5 shows the maturity distribution of time deposits $100,000 and over. The BANK also has capacity, over time, to place sufficient amounts of additional brokered CD's as a source of mid to long-term funds.

Borrowings

Borrowings totaled $741.7 million at year-end 2003 and were comprised of $557.1 million of short-term and $184.6 million of long-term borrowings. See Notes 9 and 10 of the Notes to Consolidated Financial Statements.

AMCORE has $25.0 million of Trust Preferred securities outstanding through the Trust. The securities pay cumulative cash distributions semiannually at an annual rate of 9.35%. The securities are redeemable from March 25, 2007 until March 25, 2017, at a declining premium of 104.675% to 100.0% of the principal amount. After March 25, 2017, they are redeemable at par until June 15, 2027, when redemption is mandatory. The capital securities qualify as Tier 1 capital for regulatory purposes. During 2001, AMCORE retired at par $15.0 million in Trust Preferred securities with the coupon rate of 9.35 percent. Prior to the Debt Extinguishment that occurred in 2001, $40.0 million of Trust Preferred securities were outstanding.

The parent company has a commercial paper placement agreement with an unrelated financial institution that provides for the issuance of non-rated short-term unsecured debt obligations at negotiated rates and terms, not to exceed $50.0 million. In the event the agent is unable to place the parent company's commercial paper on a particular day, the proceeds are provided by overnight borrowings on a reciprocal line of credit with the same financial institution. At December 31, 2003, $10.0 million in commercial paper was outstanding.

As of December 31, 2003, sources of readily available liquidity totaled $506.0 million and included $121.0 million of unused FED funds lines, $21.0 million of FHLB advances, unused collateral sufficient to support $324.0 million in FED discount window advances and $40.0 million in unused commercial paper and backup line of credit borrowings.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Off-Balance Sheet Arrangements

During the ordinary course of its business, the Company engages in financial transactions that are not recorded on its Consolidated Balance Sheet, are recorded in amounts that are different than their full principal or notional amount, or are recorded on an equity or cost basis rather than being consolidated. Such transactions serve a variety of purposes including management of the Company's liquidity and credit concentration risks, optimization of capital utilization, meeting the financial needs of its customers and fulfilling Community Reinvestment Act obligations in the markets that it serves.

The Company's largest off-balance sheet arrangement relates to the Auto Loan Sales that occurred during 2001 and the first quarter of 2003. Structured as sales pursuant to Statement of Financial Accounting Standard ("SFAS") No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," the Auto Loan Sales are a component of the Company's liquidity and credit concentration risk management strategy. The Auto Loan Sales are also helpful as a capital management tool.

In the Auto Loan Sales, indirect automobile loan receivables are transferred to a multi-seller variable-interest entity ("VIE"). Since the Company is not the primary beneficiary of the VIE, consolidation is not required under the terms of Financial Accounting Standards Board Interpretation ("FIN") 46 (Revised December 2003) "Consolidation of Variable Interest Entities." As a result, the net carrying amount of the loans is removed from the consolidated balance sheet and certain retained residual interests are recorded. The Company's retained interests are subordinate to the interests of investors in the VIE and are subject to prepayment risk, interest-rate risk and credit risk on the transferred auto loans. Neither the investors nor the VIE have any other recourse to the Company's other assets for failure of automobile loan debtors to pay when due. The Company also retains the rights to service the loans that are sold.

As of December 31, 2003, the balance of automobile loans serviced and not included on the Company's Consolidated Balance Sheet was $93.1 million, compared to $41.9 million at December 31, 2002. The carrying value of retained interests was $13.0 million and $6.4 million at the end of 2003 and 2002, respectively. The carrying value of the retained interests is the maximum estimated exposure to loss of the retained residual interests. See Critical Accounting Estimates and Note 8 of the Notes to Consolidated Financial Statements.

The Company also originates mortgage loans that it sells to the secondary market. The Company typically retains the right to service the loans that are sold. As of December 31, 2003, the unpaid principal balance of mortgage loans serviced for others was $1.21 billion, compared to $1.02 billion at December 31, 2002. These loans are not recorded on the Company's consolidated balance sheets. The Company, as of December 31, 2003 and 2002, and in accordance with SFAS No. 140, had recorded $11.2 million and $10.6 million, respectively, of capitalized mortgage servicing rights, less impairment valuation allowances of $0 and $3.4 million, respectively. See Critical Accounting Estimate and Note 7 of the Notes to Consolidated Financial Statements.

The Company, as a provider of financial services, routinely enters into commitments to extend credit to its BANK customers, including performance and standby letters of credit. While these represent a potential outlay by the Company, a significant amount of the commitments may expire without being drawn upon. Commitments and letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by the Company.

At December 31, 2003, a liability in the amount of $802,000, representing the fair value of the guarantee obligations associated with certain of the financial and standby letters of credit, has been recorded in accordance with FIN 45. This amount will be amortized into income over the life of the commitments. There were no such recorded guarantee obligations at the end of 2002. The notional amount of all letters of credit, including those exempted from the scope of FIN 45, was $189.8 million and $161.4 million at the end of December 31, 2003 and 2002, respectively. See Note 15 of the Notes to Consolidated Financial Statements.

The carrying value of mortgage loan commitments at December 31, 2003 and 2002 was an asset of $342,000 and $1.7 million, respectively. These amounts represent the fair value of those commitments marked-to-market in accordance with SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." The total notional amount of mortgage loan commitments was $27.4 million at December 31, 2003 and $85.1 million at December 31, 2002. See Note 11 of the Notes to Consolidated Financial Statements.

At December 31, 2003 and 2002, the Company had extended $634.9 million and $587.4 million, respectively, in loan commitments other than the mortgage loan commitments and letters of credit described above. These amounts represented the notional amount of the commitment. No asset or liability has been recorded.

The Company has a number of non-marketable equity investments that have not been consolidated in its financial statements. At both December 31, 2003 and 2002, these investments included $5.5 million in private equity fund investments that were reported under either the cost or equity method, depending on the percentage of ownership. Not included in the carrying amount were commitments to fund an additional $1.9 million and $3.2 million, for the respective year-ends, at some future date. At December 31, 2003 the Company also has recorded investments of $4.3 million, $23.0 million, and $9.0 million, respectively, in stock of the Federal Reserve Bank, FHLB and preferred stock of Freddie Mac. The amounts were $4.4 million, $21.3 million, and $9.0 million, respectively, at December 31, 2002. These investments are recorded at historical cost, with income recorded when dividends are declared. Other investments, comprised of various affordable housing tax credit projects ("AHTCP"), totaled approximately $742,000 and $918,000 at December 31, 2003 and 2002, respectively. Those investments without guaranteed yields were reported on the equity method, while those with guaranteed yields were reported using the effective yield method. With the possible exception of the AHTCPs, consolidation of these investments will not be required pursuant to FIN 46 (Revised December 2003) since the Company is not the primary beneficiary in the investments. The Company has determined that consolidation will not be required for all but one of the AHTCPs. The Company is still in the process of obtaining relevant information to determine whether consolidation of the remaining AHTCP will be necessary. This determination is required to be completed by the end of the first quarter of 2004. Consolidation of this entity, if required, will not have a material effect on the Consolidated Financial Statements. The maximum exposure to loss for all non-marketable equity investments is the sum of the carrying amounts plus additional commitments.

The Company's subsidiaries also hold assets in a fiduciary or agency capacity that are not included in the Consolidated Financial Statements because they are not assets of the Company. The total assets managed or administered by the Company at December 31, 2003 and 2002, excluding the BANK's investment portfolio, were $4.3 billion and $4.6 billion, respectively.

Contractual Obligations

In the ordinary course of its business, the Company enters into certain contractual arrangements. These obligations include issuance of debt to fund operations, property leases and derivative transactions. During 2003, the Company entered into five operating lease arrangements in connection with the Branch Expansion. There were no residual guarantees on these leases. The Company also terminated certain operating leases during the year in connection with its Branch Expansion with no related penalties. During the first quarter of 2003, the Company incurred $1.6 million in prepayment penalties to restructure a portion of its FHLB advances. During the first quarter of 2003, the Company sold $106.0 million of Auto Loan Sales, retaining the right to service those loans and an Interest Only Strip initially valued at $9.2 million. The Company recorded a $2.5 million pre-tax gain on the Auto Loan Sale. During year, the Company entered into fair value hedges of FHLB borrowings for total notional amount of $74.0 million and fair value hedges of brokered CD's for total notional amount of $25.0 million. Other than these transactions, there were no material changes in the Company's contractual obligations since December 31, 2002. See Table 6 and Notes 5, 8, 10 and 11 of the Notes to Consolidated Financial Statements.

(in thousands)	Payments due by period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Long-Term Debt	$184,610	$ 3	$51,908	$79,683	$53,016
Capital Lease Obligations	3,121	163	332	346	2,280
Operating Leases	17,437	2,413	3,853	2,802	8,369
Purchase Obligations (1)	5,630	5,630	—	—	—
Total	$210,798	$8,209	$56,093	$82,831	$63,665

(1) Branch offices for which purchase contracts were signed during 2003, but the closing on the property takes place in 2004.

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

AMCORE's credit risk is centered in the loan portfolio, which on December 31, 2003 totaled $2.99 billion, or 69.5%, of earning assets. The objective in managing loan portfolio risk is to quantify and manage credit risk on a portfolio basis as well as reduce the risk of a loss resulting from a customer's failure to perform according to the terms of a transaction. To achieve this objective, AMCORE strives to maintain a loan portfolio that is diverse in terms of loan type, industry concentration, and borrower concentration.

The Company is also exposed to credit risk with respect to its $116.5 million investment in COLI. AMCORE manages this risk by diversifying its holdings among various carriers and by periodic internal credit reviews. All carriers have "Secure" ratings from A. M. Best that range from a low of "A" (Excellent) to "A++" (Superior).

Allowance for Loan Losses

The determination by management of the appropriate level of the Allowance (see Critical Accounting Estimates discussion) amounted to $42.1 million at December 31, 2003, compared to $35.2 million at December 31, 2002, an increase of $6.9 million or 19.6%. This increase includes a $3.3 million increase in specific loss estimates on certain individually reviewed loans, a $266,000 decrease for statistical loss estimates on loan groups or pools based upon historical loss experience, a $2.9 million increase for other loss estimates that are based upon the size, quality and concentration characteristics of the various loan portfolios, adverse situations that may affect the borrower's ability to repay, and current economic and industry conditions and a $1.0 million increase in unallocated loss estimates. Factors leading to the $2.9 million increase in other loss estimates were increased loan concentrations; growth in emerging markets with lending staff that are new to the Company's lending culture and where our knowledge of the customer base and local conditions are not as strong as existing markets; increased delinquencies; deteriorating collateral values including used cars and loans that are secured by receivables, inventory and specialized equipment; and, continued effects of recent weakness in the overall economy, particularly the manufacturing segment.

Allocations of the Allowance for commercial, financial and agricultural loans increased $2.3 million in 2003. Allocations of the Allowance for real estate loans increased $1.8 million. Allocations of the Allowance for installment and consumer loans declined $265,000. Allocations for impaired loans increased $1.6 million during the year. The amount of the unallocated Allowance increased $1.5 million from one year ago to $3.0 million. A detailed analysis of the Allowance and the allocation of the Allowance by category for the past five years are shown in Table 2.

As of December 31, 2003, the Allowance as a percent of total loans and of non-accrual loans was 1.41% and 133%, respectively. These compare to the same ratios for the prior year of 1.22% and 108%. Net charge-offs as a percent of average loans increased to 0.57% for 2003 versus 0.42% in 2002. Commercial net charge-offs increased $3.3 million in 2003, compared to 2002 primarily due to weakness in the manufacturing sector. Commercial Real estate loan net charge-offs declined $413,000 year-to-year, while residential real estate loan net charge offs increased $795,000. Installment and consumer loan charge-offs increased $1.7 million, the result of the continued sluggish economy and earlier recognition and increasing loss levels on repossessed vehicles.

Non-performing Assets

Non-performing assets consist of non-accrual loans, loans 90 days past due and still accruing, other real estate owned and other foreclosed assets. Non-performing assets totaled $41.4 million as of year-end 2003, a decrease of $132,000 or 0.3% from the $41.5 million at year-end 2002. Total non-performing assets represented 0.91% and 0.92% of total assets at December 31, 2003 and December 31, 2002, respectively.

Non-performing loans which includes non-accrual loans and loans 90 days past due and still accruing declined $1.1 million or 3.1% to total $35.0 million at December 31, 2003, when compared to the prior year-end. As of December 31, 2003, non-performing loans to total loans were 1.17% compared to 1.25% at year-end 2002. Table 2 presents non-performing loans for each of the past five years.

Foreclosed real estate and other foreclosed assets increased $983,000, or 18.1%, to $6.4 million at December 31, 2003, when compared to year-end 2002. The increase is primarily attributable to the addition of three commercial properties.

Concentration of Credit Risks

As previously discussed, AMCORE strives to maintain a diverse loan and lease portfolio in an effort to minimize the effect of credit risk. Summarized below are the characteristics of classifications that exceed 10% of total loans.

Commercial, financial, and agricultural loans were $733.2 million at December 31, 2003, and comprised 24.5% of gross loans, of which 1.21% were non-performing. Net charge-offs of commercial loans represented 0.95% during 2003, and 0.45% during 2002, of the year-end balance of the category.

Construction and commercial real estate loans were $1.3 billion at December 31, 2003, comprising 44.9% of gross loans, of which 0.96% were classified as non-performing. Net charge-offs of this category of loans represent 0.07% during 2003, and 0.12% during 2002, of the year-end balance of the category.

Residential real estate loans, which includes home equity and permanent residential financing, totaled $362.3 million at December 31, 2003, and represent 12.1% of gross loans, of which 2.20% were non-performing. Net charge-offs of residential real estate loans represent 0.52% of the category total in 2002 and 0.24% of the year-end balance in 2001.

Installment and consumer loans were $554.5 million at December 31, 2003, and comprised 18.5% of gross loans, of which 0.35% were non-performing. Net charge-offs of consumer loans represented 1.22% and 0.85% of the year-end category total for 2003 and 2002, respectively. Consumer loans are comprised primarily of in-market indirect auto loans and direct installment loans. Indirect auto loans totaled $476.9 million at December 31, 2003. Both direct loans and indirect auto loans are approved and funded through a centralized department utilizing the same credit scoring system to provide a standard methodology for the extension of consumer credit.

CAPITAL MANAGEMENT

Capital Management

Total stockholders' equity at December 31, 2003, was $375.6 million, an increase of $19.9 million or 5.6% from December 31, 2002. The decrease in stockholders' equity was primarily due to $27.1 million in earnings for the year in excess of dividends paid net of a decrease in OCI of $12.1 million. The decrease in OCI relates to decreases in net after-tax unrealized gains on the Company's available for sale investment portfolio and net after-tax mark-to-market adjustments on derivatives accounted for as cash flow hedges.

AMCORE paid $16.4 million of cash dividends during 2003, which represent $0.66 per share, or a dividend payout ratio of 37.7%. This compares to $0.64 per share paid in 2002, which represented a payout ratio of 36.4%. The book value per share increased $0.63 per share to $14.98 at December 31, 2003, up from $14.35 at December 31, 2002.

During 2002 and 2001 the Company reacquired shares pursuant to various Stock Repurchase Programs. During 2002, the Company repurchased 82,000 shares at an average price of $22.20. During 2001, the Company repurchased 1.8 million shares at an average price of $21.42. No shares remain to be purchased under any authorization. The Company also regularly repurchases shares to replenish treasury for shares reissued in connection with AMCORE's stock option plans and other employee benefit plans.

AMCORE has outstanding $25.0 million of Trust Preferred securities through Trust. The Trust Preferred securities qualify as Tier 1 capital for regulatory capital purposes.

The BANK is categorized as a "well-capitalized" institution based on regulatory guidelines. AMCORE's leverage ratio of 8.49% at December 31, 2003 exceeds the regulatory guidelines of 5% for well-capitalized institutions. AMCORE's ratio of Tier 1 capital at 10.57% and total risk based capital at 11.76% significantly exceed the regulatory minimums (as the following table indicates), as of December 31, 2003. See Note 18 of the Notes to Consolidated Financial Statements.

(Dollars in thousands)	December 31, 2003		December 31, 2002	
	Amount	Ratio	Amount	Ratio
Tier 1 Capital	$ 375,330	10.57%	$ 343,253	9.95%
Tier 1 Capital Minimum	142,001	4.00%	137,977	4.00%
Amount in Excess of Regulatory Minimum	$ 233,329	6.57%	$ 205,276	5.95%
	Amount	Ratio	Amount	Ratio
Total Capital	$ 417,580	11.76%	$ 378,688	10.98%
Total Capital Minimum	284,003	8.00%	275,954	8.00%
Amount in Excess of Regulatory Minimum	$ 133,577	3.76%	$ 102,734	2.98%
Risk Adjusted Assets	$3,550,035		$3,449,428	

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of its normal operations, AMCORE is subject to interest-rate risk on the interest-earning assets it invests in (primarily loans and securities) and the interest-bearing liabilities it funds with (primarily customer deposits, brokered deposits and borrowed funds), as well as its ability to manage such risk. Fluctuations in interest rates may result in changes in the fair market values of AMCORE's financial instruments, cash flows and net interest income. Like most financial institutions, AMCORE has an exposure to changes in both short-term and long-term interest rates. In the near-term, AMCORE expects that its interest-rate risk will be greater should interest rates decline.

While AMCORE manages other risks in its normal course of operations, such as credit and liquidity risk, it considers interest-rate risk to be its most significant market risk. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of AMCORE's business activities and operations. In addition, since AMCORE does not hold a trading portfolio, it is not exposed to significant market risk from trading activities. During 2003, there were no material changes in AMCORE's primary market risk exposures. Based upon current expectations, no material changes are anticipated in the future in the types of market risks facing AMCORE.

Table 6 and Note 12 of the Notes to Consolidated Financial Statements summarize AMCORE's market risk and interest sensitivity position as of December 31, 2003. The amounts and assumptions should not be relied upon as indicative of expected actual results since, like most financial institutions, AMCORE's net interest income can be significantly impacted by external factors. These factors include, but are not limited to: overall economic conditions, policies and actions of regulatory authorities, the amounts of and rates at which assets and liabilities re-price, variances in prepayment of loans and securities other than those that are assumed, early withdrawal of deposits, exercise of call options on borrowings or securities, competition, a general rise or decline in interest rates, changes in the slope of the yield-curve, changes in historical relationships between indices and balance sheet growth.

AMCORE's asset and liability management process is utilized to manage market and interest rate risk through structuring the balance sheet and off-balance sheet positions to maximize net interest income while maintaining acceptable levels of risk to changes in market interest rates. While achievement of this goal requires a balance between earnings, liquidity and interest rate risk, there are opportunities to enhance revenues through managed risk. Interest rate sensitivity analysis is performed monthly using various simulations with an asset/liability modeling system. These analyses are reviewed by the Asset and Liability Committee (ALCO), whose actions attempt to minimize any sudden or sustained negative impact that interest rate movements may have on net interest income. ALCO reviews the impact of liquidity, capital adequacy and rate sensitivity, among other things, and determines appropriate policy direction to maintain or meet established ALCO guidelines.

The Company may, from time-to-time, use derivative contracts to help manage its exposure to changes in interest rates and in conjunction with its mortgage banking operations. The derivatives used most often are interest rate swaps, caps, collars and floors (collectively "Interest Rate Derivatives"), mortgage loan commitments and forward contracts and are more fully described in Note 11 of the Notes to Consolidated Financial Statements. Interest Rate Derivatives are contracts with a third party (the "Counter-party") to exchange interest payment streams based upon an assumed principal amount (the "Notional Principal Amount"). The Notional Principal Amount is not advanced from the Counter-party. It is used only as a reference point to calculate the exchange of interest payment streams.

AMCORE does not have any derivatives that are held or issued for trading purposes. The only credit risk exposure AMCORE has is in relation to the counter-parties, which all have investment grade credit ratings. All counter-parties are expected to meet any outstanding interest payment obligations.

The total notional amount of swap contracts outstanding was $159.0 million and $90.0 million as of December 31, 2003 and 2002, respectively. As of December 31, 2003, swap contracts had an aggregate positive carrying and fair value of $2.6 million. There were no collars outstanding at December 31, 2003 or 2002. The total notional amount of caps outstanding was $20.0 million at December 31, 2003, with $40.0 million of outstanding caps as of the end of 2002. As of the end of 2003, the caps had an aggregate carrying and fair value of $0. See Table 6. For further discussion of derivative contracts, see Notes 11 and 12 of the Notes to Consolidated Financial Statements.

Based upon an immediate increase in interest rates of 100 basis points and no change in the slope of the yield curve, the potential decrease in net interest income for 2004 would be approximately $764,000 or –0.48% of base forecasted net interest income. This analysis assumes no growth in assets or liabilities and replacement of maturing instruments with like-kind instruments. At the end of 2002, comparable assumptions would have resulted in a potential increase in 2003 net income of $3.3 million or 2.12%. Thus, AMCORE's earnings at risk for rising rates has increased since the end of 2002, as the Company moved from an asset sensitive position to a slightly liability sensitive position.

Conversely, an immediate decrease in interest rates of 100 basis points and no change in the slope of the yield curve would result in a potential decrease in net interest income for 2004 of $7.1 million or 4.48% of base forecasted net interest income. At the end of 2002, a similar decrease in rates would have resulted in a potential decrease in net interest income of $7.7 million or 5.01%. AMCORE's sensitivity to declining interest rates has remained relatively stable since the end of 2002. AMCORE continues to be sensitive to compression as rates on most earning assets would be adversely affected by the full 100 basis point decline whereas many interest paying liabilities may already be paying less than one percent and thus cannot decline the full 100 basis points. Other factors include the negative convexity of the mortgage-backed products and the large volume of floating rate commercial loans.

The amounts and assumptions used in the rising and falling rate scenarios should not be viewed as indicative of expected actual results. In addition to rising or falling interest rates, AMCORE's net interest income can be significantly impacted by a variety of external factors, such as those previously noted. In addition, as interest rates move, the ALCO is likely to adjust interest rate risk management strategies to limit, to the extent possible, the adverse impact that such changes in interest rates might otherwise have on AMCORE's net interest income, as well as maximize potential positive impacts such movements might have.

TABLE 1

ANALYSIS OF NET INTEREST INCOME AND AVERAGE BALANCE SHEET

	Years Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(dollars in thousands)								
Assets:									
Taxable securities	$ 906,085	$ 39,220	4.33%	$ 932,227	$ 51,557	5.53%	$ 879,940	$ 57,461	6.53%
Tax-exempt securities (1)	178,966	13,286	7.42%	234,514	17,632	7.52%	270,248	20,788	7.69%
Total Securities (2)	$1,085,051	$ 52,506	4.84%	$1,166,741	$ 69,189	5.93%	$1,150,188	$ 78,249	6.80%
Short-term investments	20,872	198	0.95%	15,061	229	1.52%	23,789	1,011	4.25%
Loans held for sale (3)	61,023	4,908	8.04%	51,644	4,740	9.18%	47,397	4,537	9.57%
Commercial	745,202	42,550	5.71%	728,744	46,465	6.37%	700,532	54,893	7.84%
Commercial real estate	1,191,904	67,545	5.67%	920,136	60,985	6.63%	832,205	66,266	7.96%
Residential real estate	400,653	25,048	6.25%	484,931	35,160	7.25%	583,437	48,258	8.27%
Consumer	564,449	41,248	7.31%	532,064	43,222	8.12%	402,598	36,232	9.00%
Total loans (1) (4)	$2,902,208	$176,391	6.08%	$2,665,875	$185,832	6.97%	$2,518,772	$205,649	8.16%
Total interest-earning assets	$4,069,154	$234,003	5.75%	$3,899,321	$259,990	6.67%	$3,740,146	$289,446	7.74%
Allowance for loan losses	(40,907)			(34,429)			(31,476)		
Non-interest-earning assets	396,273			377,607			346,204		
Total assets	$4,424,520			$4,242,499			$4,054,874		
Liabilities and Stockholders' Equity:									
Interest-bearing demand and savings	$1,259,175	$ 11,524	0.92%	$1,086,721	$ 17,214	1.58%	$1,021,137	$ 29,226	2.86%
Time deposits	1,186,328	39,799	3.35%	1,253,219	55,303	4.41%	1,257,592	72,772	5.79%
Total Bank issued interest-bearing deposits	$2,445,503	$ 51,323	2.10%	$2,339,940	$ 72,517	3.10%	$2,278,729	$101,998	4.48%
Wholesale deposits	482,526	17,701	3.67%	384,066	19,903	5.18%	305,673	20,253	6.63%
Short-term borrowings	458,168	10,578	2.31%	540,548	17,071	3.16%	448,253	21,861	4.88%
Long-term borrowings	193,862	10,459	5.40%	212,997	12,869	6.04%	288,680	17,402	6.03%
Total interest-bearing liabilities	$3,580,059	$ 90,061	2.52%	$3,477,551	$122,360	3.52%	$3,321,335	$161,514	4.86%
Non-interest bearing deposits	398,512			361,327			346,050		
Other liabilities	80,260			74,073			74,634		
Realized Stockholders' Equity	350,128			317,074			309,107		
Other Comprehensive Income	15,561			12,474			3,748		
Total Liabilities & Stockholders' Equity	$4,424,520			$4,242,499			$4,054,874		
Net Interest Income (FTE)		$143,942			$137,630			$127,932	
Net Interest Spread (FTE)			3.23%			3.15%			2.88%
Interest Rate Margin (FTE)			3.54%			3.53%			3.42%

	Years Ended December 31,					
	2003/2002			2002/2001		
	Increase (Decrease) Due to Change In		Total Net	Increase (Decrease) Due to Change In		Total Net
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
	(in thousands)					
Interest Income:						
Taxable securities	$(1,410)	$(10,927)	$(12,337)	$ 3,268	$ (9,172)	$ (5,904)
Tax-exempt securities (1)	(4,127)	(219)	(4,346)	(2,696)	(460)	(3,156)
Investment securities (1) (2)	$(4,598)	$(12,085)	$(16,683)	$ 1,111	$(10,171)	$ (9,060)
Short-term investments	70	(101)	(31)	(273)	(509)	(782)
Loans held for sale (3)	797	(629)	168	395	(192)	203
Commercial	1,033	(4,948)	(3,915)	2,141	(10,569)	(8,428)
Commercial real estate	16,261	(9,701)	6,560	6,548	(11,829)	(5,281)
Residential real estate	(5,641)	(4,471)	(10,112)	(7,567)	(5,531)	(13,098)
Consumer	2,531	(4,505)	(1,974)	10,781	(3,791)	6,990
Total loans (1) (4)	15,617	(25,058)	(9,441)	11,509	(31,326)	(19,817)
Total Interest-Earning Assets	$10,953	$(36,940)	$(25,987)	$11,917	$(41,373)	$(29,456)
Interest Expense:						
Interest-bearing demand and savings	$ 2,417	$ (8,107)	$ (5,690)	$ 1,103	$(13,115)	$(12,012)
Time deposits	(2,823)	(12,681)	(15,504)	(252)	(17,217)	(17,469)
Total Bank issued interest-bearing deposits	3,142	(24,336)	(21,194)	2,672	(32,153)	(29,481)
Wholesale deposits	4,406	(6,608)	(2,202)	4,582	(4,932)	(350)
Short-term borrowings	(2,349)	(4,144)	(6,493)	3,916	(8,706)	(4,790)
Long-term borrowings	(1,099)	(1,311)	(2,410)	(4,573)	40	(4,533)
Total Interest-Bearing Liabilities	$ 3,502	$(35,801)	$(32,299)	$ 7,266	$(46,420)	$(39,154)
Net Interest Margin / Net Interest Income (FTE)	$ 7,451	$ (1,139)	$ 6,312	$ 4,651	$ 5,047	$ 9,698

The above table shows the changes in interest income (tax equivalent "FTE") and interest expense attributable to volume and rate variances.

The change in interest income (tax equivalent) due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(1) The interest on tax-exempt securities and tax-exempt loans is calculated on a tax equivalent basis assuming a federal tax rate of 35%.

(2) The average balances of the securities are based on amortized historical cost.

(3) The yield-related fees recognized from the origination of loans held for sale are in addition to the interest earned on the loans during the period in which they are warehoused for sale as shown above.

(4) The balances of nonaccrual loans are included in average loans outstanding. Interest on loans includes yield related loan fees of $2.9 million, $2.9 million, and $3.3 million for 2003, 2002, and 2001 respectively.

TABLE 2

ANALYSIS OF LOAN PORTFOLIO AND LOSS EXPERIENCE

	2003	2002	2001	2000	1999
			(dollars in thousands)		
LOAN PORTFOLIO AT YEAR END:					
Commercial, financial and agricultural	$ 733,167	$ 760,950	$ 705,486	$ 697,056	$ 710,302
Real estate-commercial	1,147,592	925,003	724,936	762,320	732,447
Real estate-residential	362,254	449,330	500,053	662,778	689,702
Real estate-construction	194,495	142,844	100,349	111,156	121,216
Installment and consumer	554,514	604,663	443,106	390,970	489,457
Direct lease financing	287	927	3,263	2,877	3,489
Gross loans	$2,992,309	$2,883,717	$2,477,193	$2,627,157	$2,746,613
Allowance for loan losses	(42,115)	(35,214)	(33,940)	(29,157)	(28,377)
Net Loans	$2,950,194	$2,848,503	$2,443,253	$2,598,000	$2,718,236
SUMMARY OF LOSS EXPERIENCE:					
Allowance for loan losses, beginning of year	$ 35,214	$ 33,940	$ 29,157	$ 28,377	$ 26,403
Amounts charged-off:					
Commercial, financial and agricultural	7,979	3,876	5,332	3,401	5,055
Real estate-commercial	1,189	1,424	1,612	856	65
Real estate-residential	2,403	1,249	888	807	900
Installment and consumer	7,884	6,142	4,858	4,639	4,068
Direct lease financing	124	397	163	148	221
Total Charge-offs	$ 19,579	$ 13,088	$ 12,853	$ 9,851	$ 10,309
Recoveries on amounts previously charged off:					
Commercial, financial and agricultural	1,016	448	411	691	424
Real estate-commercial	303	125	148	98	37
Real estate-residential	531	172	54	—	11
Installment and consumer	1,114	1,026	1,190	1,188	1,258
Direct lease financing	6	17	12	12	3
Total Recoveries	$ 2,970	$ 1,788	$ 1,815	$ 1,989	$ 1,733
Net Charge-offs	$ 16,609	$ 11,300	$ 11,038	$ 7,862	$ 8,576
Provision charged to expense	24,917	12,574	16,700	9,710	10,550
Reductions due to sale of loans	1,407	—	879	1,068	—
Allowance for Loan Losses, end of year	$ 42,115	$ 35,214	$ 33,940	$ 29,157	$ 28,377
RISK ELEMENTS:					
Non-accrual loans	$ 31,671	$ 32,535	$ 26,457	$ 22,069	$ 17,829
Past due 90 days or more not included above	$ 3,304	$ 3,555	$ 14,001	$ 13,136	$ 10,197
Troubled debt restructuring	$ —	$ 3,327	$ —	$ —	$ —
RATIOS:					
Allowance for loan losses to year-end loans	1.41%	1.22%	1.37%	1.11%	1.03%
Allowance to non-accrual loans	132.98%	108.24%	128.28%	132.12%	159.16%
Net charge-offs to average loans	0.57%	0.42%	0.44%	0.29%	0.33%
Recoveries to charge-offs	15.17%	13.66%	14.12%	20.19%	16.81%
Non-accrual loans to loans	1.06%	1.13%	1.07%	0.84%	0.65%

The allocation of the allowance for loan and lease losses at December 31, was as follows:

	2003		2002		2001		2000		1999	
	Amount	Percent of *Loans in* Category	Amount	Percent of *Loans in* Category	Amount	Percent of *Loans in* Category	Amount	Percent of *Loans in* Category	Amount	Percent of *Loans in* Category
	(dollars in thousands)									
Commercial, financial and agricultural	$17,747	24.5%	$15,470	26.4%	$16,136	28.6%	$13,065	26.6%	$ 7,863	26.0%
Real estate	6,643	57.0%	4,881	52.6%	4,526	53.5%	3,940	58.5%	3,581	56.2%
Installment and consumer	7,529	18.5%	7,794	21.0%	7,359	17.9%	6,322	14.9%	7,471	17.8%
Impaired loans	7,219	*	5,575	*	4,096	*	3,457	*	4,469	*
Unallocated	2,977	*	1,494	*	1,823	*	2,373	*	4,993	*
Total	$42,115	100.0%	$35,214	100.0%	$33,940	100.0%	$29,157	100.0%	$28,377	100.0%

* Not applicable

TABLE 3

MATURITY AND INTEREST SENSITIVITY OF LOANS

	December 31, 2003					
	Time Remaining to Maturity				Loans Due After One Year	
	Due Within One Year	One To Five Years	After Five Years	Total	Fixed Interest Rate	Floating Interest Rate
	(in thousands)					
Commercial, financial and agricultural	$341,256	$320,789	$71,122	$733,167	$188,847	$203,064
Real estate-construction	109,466	71,886	13,143	194,495	28,915	56,114
Total	$450,722	$392,675	$84,265	$927,662	$217,762	$259,178

TABLE 4

MATURITY OF SECURITIES

	December 31, 2003									
	U.S. Treasury		U.S. Government Agencies		States and Political Subdivisions (1)		Corporate Obligations and Other		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)									
Securities Available for Sale (2):										
One year or less	$5,027	1.75%	$ —	—	$ 9,280	4.73%	$ 81	0.22%	$ 14,388	3.65%
After one through five years	—	—	77,437	3.22%	45,382	4.73%	4,317	6.28%	127,136	3.85%
After five through ten years	—	—	1,268	2.63%	92,571	4.87%	—	—	93,839	4.84%
After ten years	—	—	408	3.82%	6,202	5.06%	51,756	7.76%	58,366	7.46%
Mortgage-backed and asset-backed securities (3)	—	—	840,217	4.06%	—	—	31,436	6.06%	871,653	4.14%
Total Securities Available for Sale	$5,027	1.75%	$919,330	3.99%	$153,435	4.83%	$87,590	7.06%	$1,165,382	4.32%

(1) Yields were calculated on a tax equivalent basis assuming a federal tax rate of 35%.

(2) Yields were calculated based on amortized cost.

(3) Mortgage-backed and asset-backed security maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties. Therefore, these securities are not included within the maturity categories above.

TABLE 5

MATURITY OF TIME DEPOSITS $100,000 OR MORE

	December 31, 2003				
	Time Remaining to Maturity				
	Due Within Three Months	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
			(in thousands)		
Certificates of deposit	$158,341	$123,699	$139,168	$348,457	$769,665
Other time deposits	—	—	—	838	838
Total	$158,341	$123,699	$139,168	$349,295	$770,503

TABLE 6

INTEREST RATE SENSITIVITY

The following table provides information about the Company's derivative financial instruments and other financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as any anticipated prepayments.

For deposits that have no contractual maturity (demand deposit accounts, interest-bearing checking, savings, and money market deposits) the table was constructed based on historical Company data and analysis.

For interest rate swaps and caps, the table presents notional amounts and, if applicable, weighted-average interest rates by contractual maturity date or call date. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

At December 31, 2003:	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
				(dollars in thousands)				
Rate Sensitive Assets:								
Fixed Interest Rate Loans	$508,299	$308,117	$288,516	$157,565	$227,320	$ 68,012	$1,557,829	$1,667,671
Average Interest Rate	6.39%	6.60%	6.04%	6.33%	6.01%	6.27%	6.30%	
Variable Interest Rate Loans	615,820	201,790	149,753	146,526	221,593	98,998	1,434,480	1,441,416
Average Interest Rate	4.78%	4.61%	4.40%	4.45%	4.16%	5.07%	4.60%	
Fixed Interest Rate Securities	240,584	222,522	261,061	134,270	96,171	193,430	1,148,038	1,161,547
Average Interest Rate	4.42%	4.32%	3.84%	4.18%	4.08%	4.88%	4.29%	
Variable Interest Rate Securities	2,274	337	320	314	315	275	3,835	3,835
Average Interest Rate	3.93%	3.00%	3.00%	3.00%	3.00%	3.00%	3.55%	
Other Interest-Bearing Assets	1,746	—	—	—	—	—	1,746	1,746
Average Interest Rate	0.70%	—	—	—	—	—	0.70%	
Rate Sensitive Liabilities:								
Non-Interest-bearing checking	166,004	44,431	37,025	30,878	25,772	133,393	437,503	437,503
Average Interest Rate	—	—	—	—	—	—	—	
Savings & Interest-bearing checking	889,009	113,259	94,152	72,821	48,612	204,623	1,422,476	1,422,476
Average Interest Rate	1.02%	0.81%	0.82%	0.86%	0.71%	0.66%	0.92%	
Time-deposits	910,223	259,035	165,828	150,797	4,358	18,274	1,508,515	1,539,344
Average Interest Rate	2.70%	3.55%	3.10%	5.08%	2.58%	3.90%	3.14%	
Fixed Interest Rate Borrowings	327,714	63,253	16,710	25,016	90,019	28,071	550,783	569,632
Average Interest Rate	2.60%	1.73%	4.25%	9.35%	5.03%	4.86%	3.37%	
Variable Interest Rate Borrowings	190,890	—	—	—	—	—	190,890	190,890
Average Interest Rate	0.96%	—	—	—	—	—	0.96%	

At December 31, 2003:	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
				(dollars in thousands)				
Rate Sensitive Derivative Financial Instruments:								
Pay variable/received fixed swap	$ —	$ —	$ —	$ 10,000	$ —	$ —	$10,000	$903
Average pay rate	—	—	—	0.95%	—	—	0.95%	
Average receive rate	—	—	—	5.15%	—	—	5.15%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	10,000	—	—	10,000	884
Average pay rate	—	—	—	0.94%	—	—	0.94%	
Average receive rate	—	—	—	5.15%	—	—	5.15%	
Index: 6 mo. Libor-resets semi-annually								
Pay variable/received fixed swap	—	—	—	10,000	—	—	10,000	668
Average pay rate	—	—	—	1.06%	—	—	1.06%	
Average receive rate	—	—	—	4.35%	—	—	4.35%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	10,000	—	—	10,000	562
Average pay rate	—	—	—	1.33%	—	—	1.33%	
Average receive rate	—	—	—	4.40%	—	—	4.40%	
Index: 3 mo. Libor-resets quarterly								
Rate Sensitive Derivative Financial Instruments:								
Pay variable/received fixed swap	—	—	—	—	34,000	—	34,000	(194)
Average pay rate	—	—	—	—	3.55%	—	3.55%	
Average receive rate	—	—	—	—	5.14%	—	5.14%	
Index: 1 mo. Libor-resets monthly								
Pay variable/received fixed swap	—	—	—	—	40,000	—	40,000	(108)
Average pay rate	—	—	—	—	3.37%	—	3.37%	
Average receive rate	—	—	—	—	4.99%	—	4.99%	
Index: 1 mo. Libor-resets monthly								
Pay variable/received fixed swap	—	—	—	—	—	10,000	10,000	19
Average pay rate	—	—	—	—	—	1.13%	1.13%	
Average receive rate	—	—	—	—	—	4.60%	4.60%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	—	10,000	10,000	(61)
Average pay rate	—	—	—	—	—	1.13%	1.13%	
Average receive rate	—	—	—	—	—	5.00%	5.00%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	—	10,000	10,000	(86)
Average pay rate	—	—	—	—	—	1.17%	1.17%	
Average receive rate	—	—	—	—	—	5.10%	5.10%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	—	15,000	15,000	(14)
Average pay rate	—	—	—	—	—	1.15%	1.15%	
Average receive rate	—	—	—	—	—	4.25%	4.25%	
Index: 3 mo. Libor-resets quarterly								
Interest rate cap	20,000	—	—	—	—	—	20,000	—
Average strike rate	8.00%	—	—	—	—	—	8.00%	
Index: 3 mo. Libor-resets quarterly								

At December 31, 2002:	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(dollars in thousands)				
Rate Sensitive Assets:								
Fixed Interest Rate Loans	648,894	371,640	241,043	183,531	131,763	57,605	1,634,476	1,778,506
Average Interest Rate	6.95%	7.42%	7.09%	7.01%	6.88%	6.47%	7.06%	
Variable Interest Rate Loans	545,570	155,716	139,432	104,808	164,874	138,841	1,249,241	1,267,820
Average Interest Rate	5.16%	4.96%	5.00%	4.79%	4.73%	5.12%	5.03%	
Fixed Interest Rate Securities	472,469	189,686	94,207	88,780	56,355	227,336	1,128,833	1,160,084
Average Interest Rate	4.23%	4.88%	5.13%	5.04%	5.34%	4.98%	4.68%	
Variable Interest Rate Securities	9,420	1,669	407	385	382	1,114	13,377	13,377
Average Interest Rate	3.96%	3.71%	3.34%	3.29%	3.27%	3.27%	3.81%	
Other Interest-Bearing Assets	6,351	—	—	—	—	—	6,351	6,351
Average Interest Rate	1.20%	—	—	—	—	—	1.20%	

At December 31, 2002:	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(dollars in thousands)				
Rate Sensitive Liabilities:								
Non-Interest-bearing checking	$ 146,773	$ 40,090	$ 33,419	$27,881	$ 23,279	$120,704	$392,146	$392,146
Average Interest Rate	—	—	—	—	—	—	—	—
Savings & Interest-bearing checking	795,444	68,602	53,199	43,261	32,380	123,134	1,116,020	1,116,020
Average Interest Rate	0.89%	0.85%	0.83%	0.93%	0.81%	0.69%	0.86%	
Time-deposits	1,101,880	357,416	120,544	50,660	151,476	4,520	1,786,496	1,844,559
Average Interest Rate	3.89%	4.27%	5.09%	4.69%	5.09%	1.68%	4.17%	
Fixed Interest Rate Borrowings	376,282	96,843	15,682	11,710	25,316	118,100	643,933	674,812
Average Interest Rate	2.52%	5.97%	6.51%	5.27%	9.32%	4.99%	3.91%	
Variable Interest Rate Borrowings	137,412	—	—	—	—	—	137,412	137,412
Average Interest Rate	0.98%	—	—	—	—	—	0.98%	
Rate Sensitive Derivative Financial Instruments:								
Pay variable/received fixed swap	—	—	—	—	10,000	—	10,000	1,114
Average pay rate	—	—	—	—	1.18%	—	1.18%	
Average receive rate	—	—	—	—	5.15%	—	5.15%	
Index: 3 mo. Libor-resets quarterly								
Rate Sensitive Derivative Financial Instruments:								
Pay variable/received fixed swap	—	—	—	—	10,000	—	10,000	1,073
Average pay rate	—	—	—	—	1.51%	—	1.51%	
Average receive rate	—	—	—	—	5.15%	—	5.15%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	10,000	—	10,000	778
Average pay rate	—	—	—	—	1.67%	—	1.67%	
Average receive rate	—	—	—	—	4.35%	—	4.35%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	10,000	—	10,000	652
Average pay rate	—	—	—	—	1.94%	—	1.94%	
Average receive rate	—	—	—	—	4.40%	—	4.40%	
Index: 3 mo. Libor-resets quarterly					—			
Pay variable/received fixed swap	—	—	—	—	—	20,000	20,000	185
Average pay rate	—	—	—	—	—	1.78%	1.78%	
Average receive rate	—	—	—	—	—	4.00%	4.00%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	—	10,000	10,000	143
Average pay rate	—	—	—	—	—	1.39%	1.39%	
Average receive rate	—	—	—	—	—	4.25%	4.25%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	—	10,000	10,000	86
Average pay rate	—	—	—	—	—	1.35%	1.35%	
Average receive rate	—	—	—	—	—	4.60%	4.60%	
Index: 3 mo. Libor-resets quarterly								
Pay variable/received fixed swap	—	—	—	—	—	10,000	10,000	33
Average pay rate	—	—	—	—	—	1.37%	1.37%	
Average receive rate	—	—	—	—	—	5.00%	5.00%	
Index: 3 mo. Libor-resets quarterly								
Interest rate cap	20,000	—	—	—	—	—	20,000	—
Average strike rate	5.75%	—	—	—	—	—	5.75%	
Index: 3 mo. Treasury-resets monthly								
Interest rate cap	—	20,000	—	—	—	—	20,000	2
Average strike rate	—	8.00%	—	—	—	—	8.00%	
Index: 3 mo. Libor-resets quarterly								

Pursuant to Statement of Financial Accounting Standards, (SFAS) NO. 133, "Accounting for Derivative Instruments and Hedging Activities," as modified by SFAS No. 138 and amended by SFAS No. 149, all derivatives are recognized at fair value in the Consolidated Balance Sheets. Changes in fair value for derivatives that are not hedges are recognized in the Consolidated Statement of Income (Income Statement) as they arise. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset in the Income Statement or are recorded as a component of other comprehensive income in the Consolidated Statement of Stockholders' Equity. See Note 11 of the Notes to Consolidated Financial Statements for further information on derivative instruments.

TABLE 7

AMCORE BRANCH EXPANSION PLANS

Strategy	LBO*	Full Serv.	In-store	Branch Expansion	Total Locations
2001					**64**
– Sold branches					(7)
+ New branches	1	1	0	2	2
– Closed, moved to new facility	0	0	0	0	0
Cumulative total	**1**	**1**	**0**	**2**	**59**
2002					
+ New branches	4	3	0	7	7
– Closed, moved to new facility	(1)	(1)	0	(2)	(2)
Cumulative total	**4**	**3**	**0**	**7**	**64**
2003					
– Sold branches					(6)
– Closed in-store					(1)
+ New branches	4	7	0	11	11
– Closed, moved to new facility	(1)	(1)	(2)	(4)	(4)
Cumulative total	**7**	**9**	**(2)**	**14**	**64**
2004 Projected					
+ New branches	3	7	0	10	10
– Closed, moved to new facility	(4)	0	(2)	(6)	(6)
Cumulative total	**6**	**16**	**(4)**	**18**	**68**
2005 Projected					
+ New branches	2	7	0	9	9
– Closed, moved to new facility	(3)	0	0	(3)	(3)
Cumulative total	**5**	**23**	**(4)**	**24**	**74**
2006 Projected					
+ New branches	0	1	0	1	1
– Closed, moved to new facility	(1)	0	0	(1)	(1)
Cumulative total	**4**	**24**	**(4)**	**24**	**74**

* LBO is a limited branch office.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMCORE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2003	As of December 31, 2002
	(in thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 107,965	$ 145,224
Interest earning deposits in banks	1,746	2,151
Federal funds sold and other short-term investments	—	4,200
Loans held for sale	32,351	79,893
Securities available for sale	1,165,382	1,173,461
Gross loans	2,992,309	2,883,717
Allowance for loan losses	(42,115)	(35,214)
Net Loans	$2,950,194	$2,848,503
Company owned life insurance	116,475	108,914
Premises and equipment, net	72,427	57,911
Goodwill	15,575	15,645
Foreclosed real estate	4,433	3,415
Other assets	77,080	81,397
Total Assets	$4,543,628	$4,520,714
LIABILITIES		
Deposits:		
Demand deposits	$1,615,392	$1,372,446
Savings deposits	244,587	135,720
Other time deposits	1,508,515	1,786,496
Total Deposits	$3,368,494	$3,294,662
Short-term borrowings	557,063	595,513
Long-term borrowings	184,610	185,832
Other liabilities	57,877	89,026
Total Liabilities	$4,168,044	$4,165,033
STOCKHOLDERS' EQUITY		
Preferred stock, $1 par value: authorized 10,000,000 shares; issued none	$ —	$ —
Common stock, $.22 par value: authorized 45,000,000 shares; (2003 / 2002)		
Issued: 29,830,041 / 29,785,861		
Outstanding: 25,079,471 / 24,788,510	6,625	6,615
Additional paid-in capital	73,862	74,326
Retained earnings	378,305	351,247
Deferred compensation	(353)	(523)
Treasury stock (2003—4,750,570 shares; 2002—4,997,351 shares)	(91,812)	(97,043)
Accumulated other comprehensive income	8,957	21,059
Total Stockholders' Equity	$ 375,584	$ 355,681
Total Liabilities and Stockholders' Equity	$4,543,628	$4,520,714

See accompanying notes to consolidated financial statements.

AMCORE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31, 2003	2002	2001
	(in thousands, except per share data)		
INTEREST INCOME			
Interest and fees on loans	$175,786	$185,141	$204,866
Interest on securities:			
Taxable	39,220	51,557	57,461
Tax-exempt	8,636	11,461	13,512
Total Income on Securities	$ 47,856	$ 63,018	$ 70,973
Interest on federal funds sold and other short-term investments	161	150	448
Interest and fees on loans held for sale	4,908	4,740	4,537
Interest on deposits in banks	37	79	563
Total Interest Income	$228,748	$253,128	$281,387
INTEREST EXPENSE			
Interest on deposits	$ 69,024	$ 92,420	$122,251
Interest on short-term borrowings	10,578	17,071	21,861
Interest on long-term borrowings	10,459	12,869	17,402
Total Interest Expense	$ 90,061	$122,360	$161,514
Net Interest Income	$138,687	$130,768	$119,873
Provision for loan losses	24,917	12,574	16,700
Net Interest Income After Provision for Loan Losses	$113,770	$118,194	$103,173
NON-INTEREST INCOME			
Trust and asset management income	$ 22,524	$ 24,707	$ 26,878
Service charges on deposits	18,611	17,869	14,769
Mortgage revenues	17,558	7,940	8,482
Company owned life insurance income	7,022	5,684	5,249
Gain on sale of branches	8,208	—	10,591
Gain on sale of loans	2,491	—	810
Other	11,199	11,609	10,590
Total Non-Interest Income, Excluding Net Security Gains (Losses)	$ 87,613	$ 67,809	$ 77,369
Net security gains (losses)	4,375	2,503	(303)
Total Non-Interest Income	$ 91,988	$ 70,312	$ 77,066
OPERATING EXPENSES			
Compensation expense	$ 67,157	$ 60,483	$ 55,343
Employee benefits	17,398	16,218	14,227
Net occupancy expense	8,772	7,854	7,551
Equipment expense	9,610	7,807	7,980
Data processing expense	5,096	6,783	6,045
Professional fees	4,583	4,262	4,113
Communication expense	4,693	4,128	3,932
Advertising and business development	5,175	4,714	4,594
Amortization of intangible assets	141	141	2,103
Other	23,523	18,625	17,747
Total Operating Expenses	$146,148	$131,015	$123,635
Income Before Income Taxes, Extraordinary Item and Accounting Change	$ 59,610	$ 57,491	$ 56,604
Income taxes	16,106	14,020	14,382
Net Income Before Extraordinary Item and Accounting Change	$ 43,504	$ 43,471	$ 42,222
Extraordinary item: Early extinguishment of debt (net of tax)	—	—	(204)
Cumulative effect of accounting change (net of tax)	—	—	225
Net Income	$ 43,504	$ 43,471	$ 42,243
EARNINGS PER COMMON SHARE (EPS)			
Basic EPS			
Income Before Extraordinary Item and Accounting Change	$ 1.75	$ 1.76	$ 1.66
Extraordinary item: Early extinguishment of debt	—	—	(0.01)
Cumulative effect of accounting change	—	—	0.01
Basic net income	$ 1.75	$ 1.76	$ 1.66
Diluted EPS			
Income Before Extraordinary Item and Accounting Change	$ 1.73	$ 1.75	$ 1.64
Extraordinary item: Early extinguishment of debt	—	—	(0.01)
Cumulative effect of accounting change	—	—	0.01
Diluted net income	$ 1.73	$ 1.75	$ 1.64
DIVIDENDS PER COMMON SHARE	$ 0.66	$ 0.64	$ 0.64
AVERAGE COMMON SHARES OUTSTANDING			
Basic	24,896	24,701	25,490
Diluted	25,090	24,911	25,730

See accompanying notes to consolidated financial statements

AMCORE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	(in thousands, except share data)						
Balance at December 31, 2000	$6,596	$74,900	$297,703	$(1,651)	$ (69,385)	$ 334	$308,497
Comprehensive Income:							
Net Income before extraordinary item & accounting change	—	—	42,222	—	—	—	42,222
Early extinguishment of debt, net of tax	—	—	(204)	—	—	—	(204)
Cumulative effect of accounting change, net of tax	—	—	368	—	—	(2,538)	(2,170)
Current period unrealized gains on hedging activities	—	—	—	—	—	890	890
Reclassification of gains on hedging activities to earnings	—	—	—	—	—	(3,370)	(3,370)
Income tax effect related to items of other comprehensive income			(143)			1,957	1,814
Net cumulative effect of SFAS No. 133 implementation and hedging activities	—	—	225	—	—	(3,061)	(2,836)
Unrealized holding gains on securities available for sale arising during the period	—	—	—	—	—	3,689	3,689
Less reclassification adjustment for net security losses included in net income	—	—	—	—	—	303	303
Income tax effect related to items of other comprehensive income	—	—	—	—	—	(1,566)	(1,566)
Net unrealized gains on securities available for sale	—	—	—	—	—	2,426	2,426
Comprehensive Income (Loss)	—	—	42,243	—	—	(635)	41,608
Cash dividends on common stock-$.64 per share	—	—	(16,331)	—	—	—	(16,331)
Purchase of 1,888,678 shares for the treasury	—	—	—	—	(40,644)	—	(40,644)
Deferred compensation expense and other	—	—	—	577	—	—	577
Reissuance of 466,357 treasury shares for incentive plans	—	(1,518)	—	(1,033)	9,832	—	7,281
Issuance of 39,394 common shares for Employee Stock Plan	9	663	—	—	—	—	672
Balance at December 31, 2001	$6,605	$74,045	$323,615	$(2,107)	$(100,197)	$ (301)	$301,660

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	(in thousands, except share data)						
Comprehensive Income:							
Net Income	$ —	$ —	$ 43,471	$ —	$ —	$ —	$ 43,471
Current period unrealized gains on hedging activities	—	—	—	—	—	4,305	4,305
Reclassification of losses on hedging activities to earnings	—	—	—	—	—	3,951	3,951
Income tax effect related to items of other comprehensive income	—	—	—	—	—	(3,220)	(3,220)
Net effect of hedging activities	—	—	—	—	—	5,036	5,036
Unrealized holding gains on securities available for sale arising during the period	—	—	—	—	—	29,298	29,298
Less reclassification adjustment for net security gains included in net income	—	—	—	—	—	(2,503)	(2,503)
Income tax effect related to items of other comprehensive income	—	—	—	—	—	(10,471)	(10,471)
Net unrealized gains on securities available for sale	—	—	—	—	—	16,324	16,324
Comprehensive Income	—	—	43,471	—	—	21,360	64,831
Cash dividends on common stock-$.64 per share	—	—	(15,839)	—	—	—	(15,839)
Purchase of 109,448 shares for the treasury	—	—	—	—	(2,412)	—	(2,412)
Deferred compensation expense and other	—	778	—	1,592	—	—	2,370
Reissuance of 248,985 treasury shares for incentive plans	—	(1,330)	—	(8)	5,566	—	4,228
Issuance of 46,468 common shares for Employee Stock Plan	10	833	—	—	—	—	843
Balance at December 31, 2002	$6,615	$74,326	$351,247	$ (523)	$(97,043)	$ 21,059	$355,681
Comprehensive Income:							
Net Income	—	—	43,504	—	—	—	43,504
Current period unrealized gains on hedging activities	—	—	—	—	—	—	—
Reclassification of gains on hedging activities to earnings	—	—	—	—	—	(2,269)	(2,269)
Income tax effect related to items of other comprehensive income	—	—	—	—	—	885	885
Net effect of hedging activities	—	—	—	—	—	(1,384)	(1,384)
Unrealized holding losses on securities available for sale arising during the period	—	—	—	—	—	(13,367)	(13,367)
Less reclassification adjustment for net security gains included in net income	—	—	—	—	—	(4,375)	(4,375)
Income tax effect related to items of other comprehensive income	—	—	—	—	—	7,024	7,024
Net unrealized losses on securities available for sale	—	—	—	—	—	(10,718)	(10,718)
Comprehensive Income (Loss)	—	—	43,504	—	—	(12,102)	31,402
Cash dividends on common stock-$.66 per share	—	—	(16,446)	—	—	—	(16,446)
Purchase of 257,428 shares for the treasury	—	—	—	—	(6,328)	—	(6,328)
Deferred compensation expense and other	—	176	—	336	—	—	512
Reissuance of 504,209 treasury shares for incentive plans	—	(1,473)	—	(166)	11,559	—	9,920
Issuance of 44,180 common shares for Employee Stock Plan	10	833	—	—	—	—	843
Balance at December 31, 2003	$6,625	$73,862	$378,305	$ (353)	$(91,812)	$ 8,957	$375,584

See accompanying notes to consolidated financial statements.

AMCORE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
	(in thousands)		
Cash Flows From Operating Activities			
Net income	$ 43,504	$ 43,471	$ 42,243
Extraordinary item: Early extinguishment of debt, net of tax	—	—	(204)
Cumulative effect of accounting change, net of tax	—	—	225
Adjustments to reconcile net income from operations to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	6,649	5,921	6,400
Amortization and accretion of securities, net	11,123	6,772	3,361
Provision for loan losses	24,917	12,574	16,700
Amortization of intangible assets	141	141	2,103
Company owned life insurance income, net of death benefits	(6,506)	(5,684)	(5,249)
Gain on sale of branches	(8,208)	—	(10,591)
Net securities (gains) losses	(4,375)	(2,503)	303
Net (gain) loss on sale of loans	(2,491)	—	810
Net gain on sale of loans held for sale	(8,263)	(11,886)	(10,256)
Originations of loans held for sale	(822,580)	(717,954)	(653,905)
Proceeds from sales of loans held for sale	860,993	751,778	588,937
Deferred income tax expense (benefit)	729	(3,929)	(3,396)
Tax benefit on exercise of stock options	1,361	998	1,208
Other, net	(2,745)	8,962	15,462
Net cash provided by (used for) operating activities	$ 94,249	$ 88,661	$ (5,849)
Cash Flows From Investing Activities			
Proceeds from maturities of securities available for sale	$ 623,012	$ 366,507	$ 336,677
Proceeds from sales of securities available for sale	111,134	61,568	285,571
Purchase of securities available for sale	(750,558)	(491,307)	(475,177)
Net decrease (increase) in federal funds sold and other short-term investments	4,200	(3,900)	35,700
Net decrease in interest earning deposits in banks	405	936	18,475
Net (increase) decrease in loans	(288,614)	(426,959)	63,544
Proceeds from the sale of loans	107,734	499	3,248
Investment in company owned life insurance	(1,055)	(3,248)	(40,000)
Premises and equipment expenditures, net	(23,813)	(14,248)	(4,748)
Proceeds from the sale of foreclosed real estate	6,140	8,325	3,782
Net cash (used for) provided by investing activities	$(211,415)	$(501,827)	$ 227,072
Cash Flows From Financing Activities			
Net increase in demand deposits and savings accounts	$ 416,264	$ 83,484	$ 100,830
Net (decrease) increase in other time deposits	(218,251)	317,441	(180,752)
Net (decrease) increase in short-term borrowings	(63,489)	36,847	4,332
Proceeds from long-term borrowings	40,000	1,067	79,650
Payment of long-term borrowings	(15,806)	(515)	(51,516)
Early extinguishment of debt	—	—	(15,000)
Net payments to settle branch sales	(65,439)	—	(93,100)
Dividends paid	(16,446)	(15,839)	(16,331)
Issuance of common shares for employee stock plan	843	843	672
Reissuance of treasury shares for incentive plans	8,559	3,230	6,073
Purchase of shares for treasury	(6,328)	(2,412)	(40,644)
Net cash provided by (used for) financing activities	$ 79,907	$ 424,146	$(205,786)
Net change in cash and cash equivalents	$ (37,259)	$ 10,980	$ 15,437
Cash and cash equivalents:			
Beginning of year	145,224	134,244	118,807
End of year	$ 107,965	$ 145,224	$ 134,244
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest paid to depositors	$ 78,369	$ 87,887	$ 130,818
Interest paid on borrowings	21,844	31,534	42,729
Income tax payments	19,350	13,699	16,002
Non-Cash Investing and Financing			
Foreclosed real estate—acquired in settlement of loans	7,702	6,467	7,055
Transfer current portion of long-term borrowings to short-term borrowings	25,039	82,950	10,750
Transfer of held to maturity securities to available for sale	—	—	10,635
Capitalized Interest	262	201	—

Balance changes resulting from branch sales are excluded from individual line items such as deposits, loans, and fixed assets.

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of AMCORE Financial, Inc. and subsidiaries (Company) conform to accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ from those estimates.

Description of the Business

The Company is a bank holding company headquartered in Rockford, Illinois, and conducts its principal business activities at locations within northern Illinois, south central Wisconsin and Iowa. The primary business of the Company is the extension of credit and the collection of deposits with commercial and industrial, agricultural, real estate and consumer loan customers throughout northern Illinois and south central Wisconsin conducted through its banking subsidiary (BANK). The BANK also offers products and services through its mortgage-banking segment. Although the Company has a diversified loan portfolio, adverse changes in the local economy would have a direct impact on the credit risk in the portfolio.

The Company also offers a variety of financial products and services through its financial services subsidiaries. These include personal and employee benefit trust administration for individuals, estates and corporations, investment management, mutual fund administration, brokerage, and credit life and accident and health insurance in conjunction with the lending activities of the BANK.

Principles of Consolidation

The financial statements include the consolidated accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash on hand, amounts due from banks, and cash items in process of clearing to be cash and cash equivalents. Cash flows for federal funds sold and other short-term investments, interest-earning deposits in banks, loans, demand deposits and savings accounts, time deposits and short-term borrowings are reported net.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are recorded at the lower of cost or fair value in the aggregate. The BANK routinely engages in forward sales contracts on mortgage loans originated and held for sale into the secondary market in order to minimize its risk of loss between the time the loan is originated and the time it is sold. Mortgage loans subject to a forward contract are marked-to-market pursuant to Statement of Financial Accounting Standards (SFAS) No. 133. See discussion under Derivative Financial Instruments and Hedge Activities later in this note. Gains and losses on the sale of loans are included in mortgage revenues and other non-interest income.

Securities and Other Investments

Debt securities are classified into three categories: held to maturity, available for sale and trading. Securities for which the Company has the ability and the intent to hold to maturity are classified as held to maturity and are reported at amortized cost. Securities held for resale are classified as trading securities and are reported at fair value with unrealized gains and losses recorded in earnings. Securities, which are neither held to maturity nor trading, are classified as available for sale and are reported at fair value with unrealized gains and losses reported in Other Comprehensive Income (OCI). The level yield method is used for the amortization and accretion of premiums and discounts. The cost of securities sold is determined on a specific identification method. There were no held to maturity or trading securities outstanding at December 31, 2003 and 2002.

Non-marketable equity securities, which include private equity fund investments, are reported under the cost or equity method depending on percentage of ownership. Also included are investments in Federal Reserve Bank, Federal Home Loan Bank and Federal Home Loan Mortgage Company stock. Investments in affordable housing tax credit projects without guaranteed yields are reported on the equity method. Those with guaranteed yields are reported using the effective yield method. See discussion of Financial Accounting Standards Board Interpretation No. ("FIN") 46 below. Private equity fund and affordable housing tax credit investments are reported as other assets on the Consolidated Balance Sheet.

When it is determined that securities or other investments are impaired and the impairment is other than temporary, an impairment loss is recorded in earnings and a new basis is established. See Note 3 of the Notes to Consolidated Financial Statements for additional information.

Loans and Allowance for Estimated Losses

Loans that management has the ability and intent to hold for the foreseeable future are recorded at the amount advanced to the borrower plus certain costs incurred by AMCORE to originate the loan, less certain origination fees that are collected from the borrower. The carrying amount of loans is reduced as principal payments are made. Payments made by the borrower are allocated between interest income and principal payment based upon the outstanding principal amount, the contractual rate of interest and other contractual terms. The carrying amount is further adjusted to reflect amortization of the origination costs net of origination fees. These items are amortized over the expected life of the loan using methods that approximate the level-yield method. Unearned interest on discounted installment loans has been recognized as income using methods which approximate level rates of return over the terms of the loans.

The accrual of interest income is generally discontinued (Non-Accrual Status) when management believes that collection of principal and/or interest is doubtful or when payment becomes 90 to 120 days past due, except for loans that are well secured and are in a well-defined, short-term process of collection. Payments received from the borrower after a loan is placed on Non-Accrual Status are applied to reduce the principal balance of the loan until such time that collectibility of remaining principal and interest is no longer doubtful. Unpaid interest that has previously been recorded as income is written-off when a loan is placed on Non-Accrual Status. The outstanding loan balance is written-off against the allowance for loan losses when management determines that probability of collection of principal will not occur. See Note 4 of the Notes to Consolidated Financial Statements for additional information.

Management periodically evaluates the loan portfolio in order to establish an estimated allowance for loan losses (Allowance) that are probable as of the respective reporting date. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan groups or pools that are based on historical loss experience and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions, among other things. Additions to the Allowance are charged against earnings for the period as a provision for loan losses (Provision). Actual loan losses are charged against (reduce) the Allowance when management believes that the collection of principal will not occur. Unpaid interest attributable to prior years for loans that are placed on Non-Accrual Status are also charged against the Allowance. Unpaid interest for the current year for loans that are placed on Non-Accrual Status are reversed against the interest income previously recognized. Subsequent recoveries of amounts previously charged to the Allowance, if any, are credited to (increase) the Allowance. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Premises and Equipment

Premises and equipment including leasehold improvements are stated at cost less accumulated depreciation and amortization. Capitalized leases are recorded at the present value of minimum lease payments over the life of the lease (limited to the fair value of the property at the inception of the lease) less accumulated amortization.

Depreciation is computed principally on the straight-line method over the estimated useful life of the assets. Leasehold improvements and capitalized leases are amortized using the straight-line method over the terms of the respective leases or their useful lives, whichever is shorter. See Note 5 of the Notes to Consolidated Financial Statements for additional information.

Intangible Assets

Certain intangible assets, such as core deposit intangibles and goodwill, have arisen from the purchase of subsidiaries. Core deposit intangibles represent a valuation of acquired deposit relationships and are amortized based on the present value of the future net income or cost savings derived from the related deposits. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired.

On January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", with respect to business combinations that were completed prior to July 1, 2001. These statements require that the Company evaluate its existing intangible assets and goodwill classifications. Goodwill and intangible assets with indefinite useful lives may no longer be amortized, but instead must be tested for impairment at least annually. The useful life and residual values of all other intangibles must also be reassessed. As of the date of adoption, the Company had unamortized goodwill in the amount of $15.6 million and unamortized identifiable intangible assets (the "Core Deposit Intangibles") in the amount of $282,000, which were subject to the transition provisions of SFAS Nos. 141 and 142. The Company had no other intangible assets subject to these standards. Fair value exceeded carrying value for all reporting units that have allocated goodwill at both the transitional and annual evaluation dates. Thus, no transitional or annual impairment loss was recognized and no cumulative effect of a change in accounting principle was recorded.

In October 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" (SFAS No. 147). SFAS No. 147 requires financial institutions to evaluate their accounting for past acquisitions to determine whether revisions are needed. SFAS No. 147 applies to all new and past financial-institution acquisitions, including "branch acquisitions" that qualify as acquisitions of a business, but excludes acquisitions between mutual institutions. The Company does not have any acquisitions affected by this new standard. See Note 6 of the Notes to Consolidated Financial Statements.

Foreclosed Real Estate

Foreclosed real estate comprises real properties acquired in partial or full satisfaction of loans. These properties are carried as other assets at the lower of cost or fair value less estimated costs to sell the properties. When the property is acquired through foreclosure, any excess of the related loan balance over the fair value less expected sales costs, is charged against the Allowance. Subsequent declines in value or losses and gains upon sale, if any, are charged or credited to other operating expense. Losses on the sales within 90 days of foreclosure are charged against the Allowance.

Mortgage Servicing Rights

The Company recognizes as separate assets the rights to service mortgage loans for others. Mortgage servicing rights that are retained when mortgage loans are sold are recorded by allocating the previous carrying amount of the sold loan between the servicing rights retained and the loans that are sold. This allocation is based upon the relative fair values of the mortgage servicing rights and the loans sold. Because it is retained as an asset, the amount allocated to mortgage servicing rights will have a favorable impact on the amount of gain or loss that is recognized on the sale of the loans.

The mortgage servicing rights asset is amortized over the projected period of and in proportion to the estimated amount of net servicing income. Amortization of the servicing rights asset will reduce the amount of income that is recorded in the respective period from the servicing of the mortgage loans.

Each reporting period, the Company re-evaluates the fair value of its remaining mortgage servicing rights assets. The amount that the carrying amount of mortgage servicing rights exceeds the new estimate of fair value is charged against earnings for the period. Rather than directly reducing the carrying amount of the servicing rights asset, a valuation allowance is established for the same amount as the charge against earnings. In subsequent reporting periods, depending upon current estimates of fair value, the valuation allowance may be reversed. The reversal is limited to the remaining amount of the valuation allowance and will result in an increase in recorded earnings.

The periodic re-evaluation of fair value is based upon current estimates of the present value of remaining net servicing cash flows that incorporate numerous assumptions including the cost of servicing the loans, discount rates and prepayment rates. This re-evaluation is done by stratifying mortgage servicing rights assets into pools based upon one or more predominant risk characteristics of the underlying loans that are being serviced. Risk characteristics include loan type and interest rate. Valuation allowances required for one pool cannot be offset by the amount that the fair value of another pool exceeds its carrying amount. See Note 7 of the Notes to Consolidated Financial Statements for additional information.

Loan Securitization and Sales of Receivables

When the Company sells receivables in securitizations of automobile loans, the net carrying amount of the loans is removed from the balance sheet, and certain retained residual interests are recorded. The retained interests include rights to service the loans that are sold (the "Servicing Rights") and an interest in residual cash flows (the "Interest Only Strip"). The Interest Only Strip includes the excess of interest collected on the loans over the amount required to be paid to the investors and the securitization agent (the "Excess Spread") plus an interest in sales proceeds that are not remitted by the securitization trust at the time of the initial sale of the loans to the extent it exceeds projected credit losses (the "Credit Enhancement" or "Overcollateralization"). The carrying value of the loans removed from the balance sheet include the unpaid principal balance of the loans, net of an allocable portion of the Allowance for Loan Losses, minus the portion of the carrying value of the loans that are allocated to the retained residual interests. These allocations are based upon the relative fair values of the retained residual interests and the loans sold. Because they are retained assets, the amount allocated and recorded for the residual interests have a favorable impact on the amount of gain or loss that is recognized on the sale of the loans.

Since the projected income from the Servicing Rights approximates what is considered "adequate compensation" for servicing the loans, no asset or liability is recorded for Servicing Rights. Income from servicing is recognized as earned pursuant to the terms of the servicing agreement and to the extent cash collections from the borrowers exceed payments to the investors and agent. Cash collections in excess of the Servicing Rights income that is earned is next applied to the Interest Only Strip. The value allocated to the Interest Only Strip is reduced and interest income is recorded assuming a constant yield based upon the discount rate used to estimate its fair value. At the end of the estimated life of the securitization, the carrying value of the Interest Only Strip that is attributable to the Excess Spread will be fully amortized. At that time, the carrying value of the Interest Only Strip that is attributable to the Overcollateralization will have accreted to the amount of the sales proceeds that were not remitted by the securitization trust at the time of the initial sale of the loans less credit losses and excess Overcollateralization previously refunded by the securitization trust because it exceeded contractual requirements. At that time cash is expected to be released by the securitization trust in an amount that equals the accreted value of the Overcollateralization.

Because the Company's retained residual interests are subordinated to the interests of securitization investors and the trust agent, there is risk that the carrying value of the Interest Only Strip will not be fully recovered, resulting in a loss charged to earnings. These include risk the asset will have a shorter life than originally estimated (prepayment risk), that actual credit losses may exceed expected credit losses (credit risk) and that interest paid to the securitization trust and investors will be greater than projected (interest rate risk). The Company's risk of loss is limited to its interest in the Interest Only Strip. Neither the investors nor the securitization trust have any other recourse to the Company, thus, a loss in excess of the accreted value of the Interest Only Strip is not possible.

Each reporting period, the fair values of the Interest Only Strips are re-evaluated based upon current estimates and assumptions of the net present value of residual future cash flows net of remaining expected credit losses and anticipated refunds of Overcollateralization. Changes in fair value are generally recorded net of tax as a component of OCI. If this re-evaluation results in fair values that are less than the amortized carrying value of the Interest Only Strip, and if the decline is considered other than temporary, in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets", the decline is charged against earnings for the current period. Finally, each reporting period, new Interest Only Strip amortization schedules are developed based upon current estimates, assumptions, adjusted carrying values and revised constant yields. See Note 8 of the Notes to Consolidated Financial Statements for additional information.

Impairment of Long-Lived Assets

Long-lived assets including certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized by a reduction to the carrying amount of the asset, thus establishing a new cost basis, with an offsetting charge to expense.

Trust and Managed Assets

Assets that are held by subsidiaries in a fiduciary or agency capacity are not included in the consolidated financial statements as they are not assets of the Company. The total assets either administered or managed by the Company at December 31, 2003 and 2002 were $4.3 billion and $4.6 billion, respectively.

Derivative Financial Instruments and Hedging Activities

The Company uses certain financial instruments called derivatives to help manage (Hedge) its risk or exposure to changes in interest rates and in conjunction with its mortgage banking operations. The derivatives used most often are interest rate swaps, caps, collars and floors (collectively, "Interest Rate Derivatives"), mortgage loan commitments and forward contracts. Interest Rate Derivatives are contracts with a third party (the "Counter-party") to exchange interest payment streams based upon an assumed principal amount (the "Notional Principal Amount"). The Notional Principal Amount is not advanced from the Counter-party. It is used only as a reference point to calculate the exchange of interest payment streams. The Company also has a deposit product whose interest rate is tied to the S&P 500 Index.

Interest rate swaps are used by the Company to convert assets and liabilities with variable-rate cash flows to assets and liabilities with fixed-rate cash flows (the "Hedged Items"). Under this arrangement, the Company receives payments from or makes payments to the Counter-party at a specified floating-rate index that is applied to the Notional Principal Amount. This periodic receipt or payment essentially offsets floating-rate interest payments that the Company makes to its depositors or lenders or receives from its loan customers. In exchange for the receipts from or payments to the Counter-party, the Company makes payments to or receives a payment from the Counter-party at a specified fixed-rate that is applied to the Notional Principal Amount. Thus, what was a floating rate obligation or a floating rate asset before entering into the derivative arrangement is transformed into a fixed rate obligation or asset. These types of hedges are considered cash flow hedges. The Company also uses interest rate swaps to convert fixed-rate liabilities to floating-rate liabilities. This is typically done when a fixed-rate liability has been incurred to fund a variable-rate loan or investment. The interest rate swap has the effect of matching the interest rate risk on the funding with the interest rate risk on the loans or investment. This type of hedge is considered a fair value hedge.

Interest rate caps and collars are derivative instruments that are variations of an interest rate swap. They also involve an exchange of interest payment streams with a Counter-party based upon a Notional Principal Amount. In the case of an interest rate cap, the exchange of income streams does not take effect unless the specified floating-rate index rises above a pre-determined level. In an interest rate cap, the Company retains the risk of rising interest rates up to the pre-determined level, while benefiting from declines in interest rates. In the case of an interest rate collar, the exchange of income streams does not take effect unless the specified floating-rate index rises above or falls below pre-determined levels. In an interest rate collar, the Company retains the risk and benefits of changes in interest rates within the pre-determined levels. The Company has also used interest rate floors to manage its exposure to declining mortgage interest rates of its mortgage servicing rights asset. These floors were terminated during 2001. The net amount payable or receivable from each Interest Rate Derivative contract is recorded as an adjustment to interest income or interest expense.

Historically, most of the Interest Rate Derivatives have been accounted for off-balance sheet since the Notional Principal Amount is never advanced from the Counter-party and, with the exception of the interest rate floor contracts, since they qualified as Hedges under previous accounting standards. Upon the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as modified by SFAS No. 138, effective beginning January 1, 2001, and amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective beginning June 30, 2003, all derivatives must be recognized at fair value on the Company's Balance Sheet. In the event a derivative does not qualify for Hedge accounting treatment pursuant to SFAS No. 133, changes in the fair value of the derivative are included in other income or expense as they occur. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset in the Income Statement or recorded as a component of OCI in the Consolidated Statement of Stockholders' Equity. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the Income Statement. To the extent that fair value hedges are highly effective, changes in the fair value of the derivatives will largely be offset by changes in the fair values of the hedged items. If the derivative is designated as a cash flow hedge, changes in the fair value due to the passage of time (Time Value) are excluded from the assessment of hedge effectiveness and therefore flow through the Income Statement for each period. The effective portion of the remaining changes in the fair value of the derivative (Intrinsic Value) are recorded in OCI and are subsequently recognized in the Income Statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the Income Statement. Hedge ineffectiveness is caused when the change in expected future cash flows or fair value of a hedged item does not exactly offset the change in the future expected cash flows or fair value of the derivative instrument, and is generally due to differences in the interest rate indices or interest rate reset dates. All derivatives, with the exception of the deposit product tied to the S&P 500 Index, qualify and have been designated as hedges pursuant to SFAS No. 133.

Also considered derivatives under SFAS No. 133 are 1-4 family residential mortgage loan commitments (the "Commitments") and forward mortgage loan sales (the "Forward Contracts") to the secondary market (collectively "Mortgage Loan Derivatives"). While historically Mortgage Loan Derivatives were accounted for off-balance sheet, they are now reported at fair value on the Balance Sheet pursuant to SFAS No. 133. Changes in the fair value of the Mortgage Loan Derivatives are included in other income or expense as they occur. However, since the Company's Forward Contracts qualify and have been designated as fair value Hedges of its portfolio of loans held for sale (the "Warehouse Loans") as well as a Hedge of its Commitments, the Warehouse Loans are also adjusted to fair value. The change in fair value of Warehouse Loans is recorded in other income or expense as they occur. To the extent that the Company's Forward Contracts are highly effective, the changes in the fair value of the Forward Contracts will largely offset changes in fair value of the Commitments and Warehouse Loans.

Fees paid or received on derivative financial contracts and gains or losses on sales or terminations of derivative contracts are amortized over their contractual life as a component of the interest reported on the asset or liability hedged. See Note 11 of the Notes to Consolidated Financial Statements for additional information.

Stock-Based Employee Compensation Plans

The Company has stock-based employee compensation plans, which are described more fully in Note 13 of the Notes to Consolidated Financial Statements. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to

Employees", and related Interpretations, according to the intrinsic value method for all periods presented. No stock-based employee compensation cost is reflected in net income because all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, the options have no intrinsic value at the date of grant. Had compensation cost for these grants been determined based on the grant date fair values of awards (the method described in SFAS No. 123, "Accounting for Stock-Based Compensation"), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net Income:			
As reported	$43,504	$43,471	$42,243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(2,355)	(2,673)	(781)
Pro forma	$41,149	$40,798	$41,462
Basic earnings per share:			
As reported	$ 1.75	$ 1.76	$ 1.66
Pro forma	1.65	1.65	1.63
Diluted earnings per share:			
As reported	$ 1.73	$ 1.75	$ 1.64
Pro forma	1.64	1.64	1.61

The fair value of each option grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2003, 2002 and 2001, respectively: dividend rates of 2.51%, 2.95%, and 2.86%, price volatility of 30.43%, 40.53% and 33.86%; risk-free interest rates of 3.12%, 5.28% and 5.24%; and expected lives of 5.5, 5.5 and 6.1 years. The average fair value of each option granted during 2003 was $5.94.

Legal and Other Contingencies

The Company recognizes as an expense legal and other contingencies when, based upon available information, it is probable that a liability has been incurred and the amount or range of amounts can be reasonably estimated. See Note 15 of the Notes to Consolidated Financial Statements for additional information.

Income Taxes

Deferred taxes are provided on a liability method whereby net operating losses, tax credit carryforwards, and deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See Note 16 of the Notes to Consolidated Financial Statements for additional information.

Earnings Per Share

Basic earnings per share is based on dividing net income by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur if stock options granted pursuant to incentive stock option plans were exercised or converted into common stock, based on the treasury stock method, and any shares contingently issuable, that then shared in the earnings of the Company. See Note 17 of the Notes to Consolidated Financial Statements for additional information.

Segment Information

The Company discloses operating segments based on the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. See Note 18 of the Notes to Consolidated Financial Statements for further information.

New Accounting Standards

The Company adopted SFAS No. 141, "Business Combinations" (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. See Note 6 of the Notes to Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets to be held and used and for long-lived assets to be disposed of and supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 provides guidance for recognition and measurement of an impairment loss and how and when to test for impairment. The Company does not have any impaired long-lived assets at this time.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). Under previous accounting guidance, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS No. 146 redefines the recognition and related measurement of a liability and the timing of the reporting of expenses related to exit, disposal or restructuring activities initiated after December 31, 2002. Commitment to a plan to exit an activity, dispose of long-lived assets or restructure is no longer the determining factor of when to record a liability for the anticipated costs. Instead, companies will record exit, disposal or restructuring costs when they are incurred (obligated) and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. Under SFAS No. 146, some of these costs might qualify for immediate recognition, others might be recognized over one or more quarters, and still others might not be recorded until incurred in some much later period. The Company incurred some exit and disposal costs during 2003 related to the elimination of some retail positions and the termination of certain leases. The future impact to the Company will be determined by any future activities in these areas.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" (SFAS No. 147). SFAS No. 147 requires financial institutions to evaluate their accounting for past acquisitions to determine whether revisions are needed. SFAS No. 147 applies to all new and past financial-institution acquisitions, including "branch acquisitions" that qualify as acquisitions of a business, but excludes acquisitions between mutual institutions. The Company does not have any acquisitions that qualify for this new standard.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands the information required to be disclosed by guarantors for obligations under certain types of guarantees. It also requires initial recognition at fair value of a liability for such guarantees. In addition, Financial Interpretation 34, "Disclosure of Indirect Guarantees of Others," is rescinded, though the guidance contained therein has been carried forward into FIN 45 without modification. The initial recognition and initial measurement requirements of the FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company's Consolidated Financial Statements. See Note 15 of the Notes to the Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS No. 148). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this SFAS No. 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See Note 13 of the Notes to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities", which was subsequently replaced by a revised FIN 46 in December 2003. FIN 46 is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and applies to certain variable interest entities ("VIEs") in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the first reporting period ending after December 15, 2003 or March 15, 2004, depending upon the nature of the VIE. The Company has no VIEs subject to the earlier effective date, and thus will adopt FIN 46 for the reporting period ending March 31, 2004. The Company invests in various affordable housing tax credit projects ("AHTCPs"), but only one is potentially subject to FIN 46. The Company is still in the process of obtaining relevant information to determine whether consolidation of the AHTCP will be necessary. Consolidation, if required, is not expected to have a material effect on the Company's Consolidated Financial Statements. Upon adoption of FIN 46, the Company will be required to de-consolidate its investment in AMCORE Capital Trust I ("Trust") a statutory business trust. See Note 10 of the Notes to the Consolidated Financial Statements. The Company expects that the de-consolidation of the Trust, including the impact on the Debt Extinguishment, will not have a material effect on the Company's Consolidated Financial Statements. The Company has $25.0 million of capital securities ("Trust Preferred") outstanding through the Trust that presently qualifies as Tier 1 Capital for regulatory capital purposes. The classification of the Trust Preferred as Tier 1 Capital may be impacted by the potential de-consolidation of the Trust. Any such disqualification is not expected to have a material impact on the Company's capital adequacy. The Company does not have any other investments affected by the Interpretation.

In April 2003, the FASB issued SFAS No. 149 to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. In addition, SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions) and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity's other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity's equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer's shares be classified as liabilities. SFAS No. 150 amends SFAS No. 128, "Earnings Per Share", and SFAS No. 133, and nullifies (or partially nullifies) various EITF consensuses. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB issued Staff Position ("FSP") No. 150-3 which deferred the application of several provisions of SFAS No. 150. The adoption of SFAS No. 150 and FSP No. 150-3 did not, and are not expected to, have a material effect on the Company's Consolidated Financial Statements.

In November 2003, the FASB ratified a consensus reached by the Emerging Issues Task Force in EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which is effective for fiscal years ending after December 15, 2003. The consensus requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. These disclosures are contained in Note 3 of the Notes to Consolidated Financial Statements.

Reclassifications

Certain prior year amounts may be reclassified to conform to the current year presentation.

NOTE 2 – MERGERS, ACQUISITIONS AND DIVESTITURES

Completed Divestitures:

During 2003, the Company sold six Wisconsin branches in Clinton, Darien, Montello, Kingston, Dalton and Westfield, resulting in $8.2 million pre-tax or $4.9 million in after-tax gains, net of associated costs. For the six branches sold, $47.8 million in loans, $124.6 in deposits and $2.1 million in premises and equipment were transferred to the respective buyers. The net cash paid by the Company to settle the divestitures was $65.4 million.

During 2001, the Company sold seven Illinois branches in Aledo, Gridley, Mount Morris, Ashton, Rochelle, Wyanet and Sheffield. For the seven branches sold, $65.1 million in loans, $170.8 million in deposits and $1.4 million in premises and equipment were transferred to the respective buyers resulting in $10.6 million in pre-tax or $6.3 million in after-tax gains, net of associated costs. The net cash paid by the Company to settle the divestitures was $93.1 million.

NOTE 3 – SECURITIES

Summary information for investment securities, categorized by security type, was as follows :

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
At December 31, 2003				
Securities Available for Sale:				
U.S. Treasury	$ 5,000	$ 27	$ —	$ 5,027
U.S. Government agencies	78,582	532	(1)	79,113
Agency mortgage-backed securities	835,986	9,400	(5,169)	840,217
State and political subdivisions	144,580	8,855	—	153,435
Corporate obligations and other	87,725	854	(989)	87,590
Total Securities Available for Sale	$1,151,873	$19,668	$(6,159)	$1,165,382
At December 31, 2002				
Securities Available for Sale:				
U.S. Treasury	$ 5,002	$ 15	$ —	$ 5,017
U.S. Government agencies	3,841	17	(4)	3,854
Agency mortgage-backed securities	730,969	21,801	(421)	752,349
State and political subdivisions	215,109	11,129	(4)	226,234
Corporate obligations and other	187,289	2,304	(3,586)	186,007
Total Securities Available for Sale	$1,142,210	$35,266	$(4,015)	$1,173,461
At December 31, 2001				
Securities Available for Sale:				
U.S. Treasury	$ 18,984	$ 243	$ —	$ 19,227
U.S. Government agencies	17,324	112	(9)	17,427
Agency mortgage-backed securities	710,485	3,528	(4,725)	709,288
State and political subdivisions	256,886	6,004	(1,452)	261,438
Corporate obligations and other	79,567	807	(52)	80,322
Total Securities Available for Sale	$1,083,246	$10,694	$(6,238)	$1,087,702

Summary of unrealized loss information for investment securities, categorized by security type, at December 31, 2003 was as follows:

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses (1)	Fair Value	Unrealized Losses
Description of Securities						
Securities Available for Sale:						
U.S. Treasury	—	—	—	—	—	—
U.S. Government agencies	—	—	281	(1)	281	(1)
Agency mortgage-backed securities	384,313	(5,169)	—	—	384,313	(5,169)
State and political subdivisions	—	—	—	—	—	—
Corporate obligations and other	12,676	(34)	10,058	(955)	22,734	(989)
Total Securities Available for Sale	$396,989	$(5,203)	$10,339	$(956)	$407,328	$(6,159)

(1) Of the $956,000 total unrealized losses twelve months or longer, $952,000 related to a single asset-backed bond collateralized by fixed rate manufactured housing contracts and installment loan agreements. At December 31, 2003, the S&P quality rating for this bond was an 'A' and the security was sufficiently collateralized such that credit loss is considered remote. The security has an average life of seven years and the Company has the ability to hold the security until all principal paydowns have been received. In the event of prepayment, it is expected that the Company would recover substantially all of its recorded investment.

The amortized cost and fair value of securities available for sale as of December 31, 2003, by contractual maturity are shown below. Mortgage-backed security maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Available for Sale	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 14,178	$ 14,388
Due after one year through five years	124,380	127,136
Due after five years through ten years	87,668	93,839
Due after ten years	57,494	58,366
Mortgage-backed securities (agency and corporate)	868,153	871,653
Total Securities	$1,151,873	$1,165,382

At December 31, 2003, 2002, and 2001, securities with a fair value of approximately $846.5 million, $908.7 million, and $846.0 million, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes required by law.

Realized gross gains resulting from the sale of securities available for sale were $4.7 million, $2.6 million, $2.5 million for 2003, 2002 and 2001, respectively. Realized gross losses were $358,000, $90,000, and $2.8 million for 2003, 2002 and 2001, respectively. An impairment loss of $1.8 million was recorded during the second quarter of 2001 related to specific securities for which a decision to sell had been made. All of these securities were disposed of prior to year end 2001 and were included in the gross losses of $2.8 million.

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio at December 31, 2003 and 2002 was as follows:

	2003	2002
	(in thousands)	
Commercial, financial and agricultural	$ 733,167	$ 760,950
Real estate-commercial	1,147,592	925,003
Real estate-residential	362,254	449,330
Real estate-construction	194,495	142,844
Installment and consumer	554,514	604,663
Direct lease financing	287	927
Gross loans	$2,992,309	$2,883,717
Allowance for loan losses	(42,115)	(35,214)
Net Loans	$2,950,194	$2,848,503

Non-performing loan information as of and for the years ended December 31, was as follows:

	2003	2002
	(in thousands)	
Impaired Loans:		
Non-accrual:		
Commercial	$ 3,154	$ 8,760
Real estate	15,676	5,096
Other Non-performing:		
Non-accrual loans (1)	12,841	18,679
Total Non-performing Loans	$31,671	$32,535
Loans 90 days or more past due and still accruing	$ 3,304	$ 3,555
Troubled debt restructurings	$ —	$ 3,327

(1) These loans are not considered impaired since they are part of a small balance homogeneous portfolio.

	2003	2002
	(in thousands)	
Impaired loans without an allowance allocation	$ 142	$ —
Impaired loans with an allowance allocation	18,688	13,856
Allowance provided for impaired loans	7,219	5,575
Average recorded investment in impaired loans	19,586	15,316
Interest income recognized from impaired loans	329	550

An analysis of the allowance for loan losses for the years ended December 31, follows:

	2003	2002	2001
		(in thousands)	
Balance at beginning of year	$ 35,214	$ 33,940	$ 29,157
Provision charged to expense	24,917	12,574	16,700
Loans charged off	(19,579)	(13,088)	(12,853)
Recoveries on loans previously charged off	2,970	1,788	1,815
Reductions due to sale of loans	(1,407)	—	(879)
Balance at end of year	$ 42,115	$ 35,214	$ 33,940

The Company's banking subsidiary has had, and is expected to have in the future, banking transactions with directors, executive officers, their immediate families and affiliated companies in which they are a principal stockholder (commonly referred to as related parties). These transactions were made in the ordinary course of business on substantially the same terms as comparable transactions with other borrowers.

Related party loan transactions during 2003 and 2002 were as follows:

	2003	2002
	(in thousands)	
Balance at beginning of year	$16,151	$ 14,543
New loans	3,676	12,441
Repayments	(6,916)	(10,833)
Balance at end of year	$12,911	$ 16,151

NOTE 5 – PREMISES, EQUIPMENT AND LEASE COMMITMENTS

A summary of premises and equipment at December 31, 2003 and 2002 follows:

	2003	2002
	(in thousands)	
Land	$ 15,720	$ 10,361
Buildings and improvements	62,076	58,488
Furniture and equipment	58,658	57,603
Leasehold improvements	5,188	5,882
Construction in progress	5,341	7,560
Total premises and equipment	$146,983	$139,894
Accumulated depreciation and amortization	(74,556)	(81,983)
Premises and Equipment, net	$ 72,427	$ 57,911

Certain branch offices and equipment are leased under noncancellable operating leases. There were 27 leases in effect on branch locations and other properties at December 31, 2003. Of these, one branch lease is classified as a capital lease. All leases expire at various dates through the year 2035. However, in the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties since most of the Company's leases contain renewal options for multi-year periods at fixed rentals or calculable rentals. Some leases contain escalation clauses calling for rentals to be adjusted for increased operating expenses or proportionately adjusted for increases in the consumer or other price indices. The following summary reflects the future minimum lease payments required under operating and capital leases that, as of December 31, 2003, have remaining noncancellable lease terms in excess of one year.

Years ending December 31,	Operating Leases	Capital Leases
	(in thousands)	
2004	$ 2,413	$ 163
2005	2,071	163
2006	1,782	169
2007	1,486	173
2008	1,316	173
Thereafter	8,369	2,280
Total minimum lease payments	$17,437	$ 3,121
Less: Amount representing interest		(2,056)
Present value of net minimum lease payments		$ 1,065

	2003	2002	2001
	(in thousands)		
Rental expense charged to net occupancy expense	$1,373	$987	$783

The following is an analysis of the leased property under capital leases:

	Asset balances at December 31, 2003	Asset balances at December 31, 2002
	(in thousands)	
Branch facilities – buildings and improvements	$1,070	$1,070
Less: Accumulated amortization	(143)	(89)
	$ 927	$ 981

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", with respect to business combinations that were completed prior to July 1, 2001. These statements required that the Company evaluate its existing intangible assets and goodwill classifications. Goodwill and intangible assets with indefinite useful lives may no longer be amortized, but instead must be tested for impairment at least annually. The useful life and residual values of all other intangibles were also reassessed. As of the date of adoption, the Company had unamortized goodwill in the amount of $15.6 million and unamortized identifiable intangible assets (Core Deposit Intangibles) in the amount of $282,000, which were subject to the transition provisions of SFAS Nos. 141 and 142.

The Company's intangible asset values by segment at December 31, 2003 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)	
Amortized Intangible Assets			
Core Deposits – Retail Banking	$683	$683	$ —
– Commercial Banking	293	293	—
Total Amortized Intangible Assets	$976	$976	$ —
Unamortized Intangible Assets			
Goodwill – Retail Banking			$ 3,572
– Commercial Banking			2,381
– Trust and Asset Management			9,622
Total Unamortized Intangible Assets			$15,575
Total Intangibles (net)			$15,575

The current and estimated amortization expense by segment is as follows:

	Retail Banking	Commercial Banking	Total
		(in thousands)	
Aggregate Amortization Expense			
For Year Ended 12/31/03	$99	$42	$141

The core deposit intangibles are fully amortized as of December 31, 2003.

Changes in the carrying amount of goodwill for the year ended December 31, 2003 were related to the sale of six bank branches in the first quarter of 2003. The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

	Retail Banking	Commercial Banking	Trust and Asset Management	Total
		(in thousands)		
Balance as of January 1, 2003	$3,614	$2,409	$9,622	$15,645
Goodwill related to branches sold	42	28	—	70
Balance as of December 31, 2003	$3,572	$2,381	$9,622	$15,575

Fair value exceeded carrying value for all reporting units that have allocated goodwill at both the transitional and annual evaluation dates. Thus, no transitional or annual impairment loss was recognized and no cumulative effect of a change in accounting principle was recorded.

SFAS No. 142 requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense recognized in those periods related to goodwill, intangible assets that will no longer be amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized. The table below reconciles net income as reported to how the prior period would have been reported had SFAS No. 142 been in effect.

	For the Twelve Months Ended December 31,		
	2003	2002	2001
	(in thousands, except per share amounts)		
Net income as reported	$43,504	$43,471	$42,243
Add back: Goodwill amortization	N/A	N/A	2,007
Adjust: Core Deposit amortization (change in useful life)	N/A	N/A	(48)
Adjusted net income	$43,504	$43,471	$44,202
Basic earnings per share as reported	$ 1.75	$ 1.76	$ 1.66
Add back: Goodwill amortization	N/A	N/A	0.07
Adjust: Core Deposit amortization (change in useful life)	N/A	N/A	—
Adjusted basic earnings per share	$ 1.75	$ 1.76	$ 1.73
Diluted earnings per share as reported	$ 1.73	$ 1.75	$ 1.64
Add back: Goodwill amortization	N/A	N/A	0.08
Adjust: Core Deposit amortization (change in useful life)	N/A	N/A	—
Adjusted diluted earnings per share	$ 1.73	$ 1.75	$ 1.72

See Note 7 of the Notes to Consolidated Financial Statements for information regarding the Company's Originated Mortgage Servicing Right asset.

NOTE 7 – MORTGAGE SERVICING RIGHTS

The unpaid principal balance of mortgage loans serviced for others, which are not included on the consolidated balance sheets, was $1.21 billion and $1.02 billion at December 31, 2003 and 2002, respectively. Of this amount, the Company has recorded originated capitalized mortgage servicing rights on mortgage loans serviced balances of $1.18 billion and $1.00 billion at December 31, 2003 and 2002, respectively. The remaining balance of originated loans sold and serviced for others also have servicing rights associated with them; however, these servicing rights arose prior to the adoption of SFAS No. 122, as amended by SFAS Nos. 125 and 140, and accordingly, have not been capitalized.

The carrying value and fair value of capitalized mortgage servicing rights consisted of the following as of December 31, 2003 and 2002.

	2003	2002
	(in thousands)	
Unamortized cost of mortgage servicing rights	$11,244	$10,645
Valuation allowance	—	(3,361)
Carrying value of mortgage servicing rights	$11,244	$ 7,284
Fair value of mortgage servicing rights	$11,674	$ 6,770

The following is a disclosure of the key assumptions used in estimating the fair value of originated capitalized mortgage servicing rights.

Estimated fair market value of servicing is the present value of the expected future cash flows over the projected life of the loan. Assumptions used in the present value calculation are based on actual performance of the underlying servicing along with general market consensus. The expected cash flow is the net amount of all mortgage servicing income and expense items. The expected cash flow is discounted at an interest rate appropriate for the associated risk given current market conditions. Significant assumptions as of December 31, 2003 and 2002 include:

	2003	2002
Prepayment Speed (5 year average)	19.25%	33.21%
Discount Rate	8.75%	9.00%
Average Servicing Cost per Loan	$43.00	$43.00
Escrow Float Rate	4.00%	4.00%

The following is an analysis of the mortgage servicing rights activity and the related valuation allowance for 2003 and 2002. For the purpose of measuring impairment, loans are stratified and evaluated based on loan type and investor as determined by materiality and reasonableness.

	2003	2002
	(in thousands)	
Unamortized Cost of Mortgage Servicing Rights		
Balance at beginning of year	$10,645	$ 9,569
Additions of mortgage servicing rights	7,253	6,141
Amortization	(6,654)	(5,065)
Balance at end of year	$11,244	$10,645
Valuation Allowance		
Balance at beginning of year	$ 3,361	$ 780
Impairment valuation (recorded to income) charged to expense	(3,361)	2,581
Balance at end of year	$ —	$ 3,361

The estimated mortgage servicing rights amortization expense, which is part of the Mortgage Banking Segment, is as follows:

Years ending December 31, (in thousands)	
2004	$ 3,373
2005	1,968
2006	1,476
2007	885
2008	708
Thereafter	2,834
Total	$11,244

The weighted-average amortization period for mortgage servicing rights retained during the fourth quarter of 2003 was 10.8 years.

NOTE 8 – SALE OF RECEIVABLES

During 2003, the Company sold $106.0 million of indirect automobile loans, reporting a pre-tax gain of $2.5 million ($1.5 million after-tax). There were no sales during the comparable period in 2002. Upon sale, the net carrying amount of the loans is removed from the consolidated balance sheet in exchange for cash and certain retained interests. The retained interests included rights to service the loans that were sold (the "Servicing Rights") and an interest in residual cash flows (the "Interest-Only Strip"). The Interest-Only Strip includes the excess of interest collected on the loans over the amount required to be paid to the investors and the securitization agent (the "Excess Spread") plus an interest in sales proceeds that were not remitted by the securitization trust at the time of the initial sale of the loans to the extent it exceeds projected credit losses (the "Credit Enhancement" or "Overcollateralization"). These retained interests were allocated a carrying value of $9.2 million at the time of the sale.

The Company receives monthly servicing fees equal to 0.75 percent per annum of the outstanding beginning principal balance of the loans serviced for the month and rights to future cash flows arising after the investors in the securitization trust have received the returns for which they have contracted. The investors and the securitization trust have no other recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subordinate to investor's interests. The value of the Interest-Only Strip is subject to prepayment risk and interest rate risk on the Excess Spread and credit risk on the transferred automobile loans on the Overcollateralization.

Key economic assumptions used in measuring the retained interests at the date of the securitization and as of December 31, 2003 including the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

		As of December 31, 2003		
	Loans Sold During 2003	Actual	10% Adverse Change	20% Adverse Change
		(in thousands)		
Prepayment speed assumptions				
Prepayment speed	1.7%	2.5%	2.8%	3.0%
Weighted average life (in months)	19.5	13.3	12.7	12.2
Fair value of retained interests	$9,418	$12,738	$12,737	$12,748
Change in fair value	$ —	$ —	$ (1)	$ 10
Expected credit loss assumptions				
Expected credit losses (loss to liquidation)	1.9%	1.9%	2.1%	2.3%
Fair value of retained interests	$9,418	$12,738	$12,643	$12,552
Change in fair value	$ —	$ —	$ (95)	$ (186)
Residual cash flow discount rate assumptions				
Residual cash flow discount rate (annual)	20%	17.5%	19.2%	20.9%
Fair value of retained interests	$9,418	$12,738	$12,600	$12,467
Change in fair value	$ —	$ —	$ (138)	$ (271)

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10 percent variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Total cash flows attributable to the indirect automobile loan securitization transactions was an inflow of $6.4 million and $2.1 million for 2003 and 2002, respectively. The following table summarizes the various cash flows received from and paid to the securitization trust:

	Proceeds From Securitizations	Servicing Fees Collected	Other Cash Flows	Fees Paid
		(in thousands)		
Cash flows received from trust in 2003	$98,483	$718	$5,695	$—
Cash flows received from trust in 2002	$ —	$472	$1,659	$—

Other retained interests represents net cash flows received from retained interests by the transferor other than servicing fees. Other cash flows include, for example, gross cash flows from Interest-Only Strips, net of reductions in such cash flows for loan defaults, including the release of excess Overcollateralization funds.

The following table presents quantitative information about delinquencies (loans 30 or more days past due plus non-accruals), net credit losses, and components of securitized indirect automobile loans and other assets managed together with them. Loan amounts represent the principal amount of the loan only. Retained interests held for securitized assets are excluded from this table because they are recognized separately.

	Total Principal Amount of Loans		Principal Amount of Delinquent Loans		Net Credit Losses Year-to-Date	
	As of December 31					
	2003	2002	2003	2002	2003	2002
			(in thousands)			
Held in portfolio	$477,004	$505,963	$ 8,108	$6,312	$5,151	$3,239
Securitized	93,093	41,864	2,010	1,373	1,283	990
Total	$570,097	$547,827	$10,118	$7,685	$6,434	$4,229

Actual and projected static pool credit losses, as a percentage of indirect automobile loans securitized are 1.33%, 1.57% and 1.85% as of the years ended December 31, 2003, 2004, and 2005, respectively. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amounts shown here for each year are a weighted average for all indirect automobile loan securitizations.

NOTE 9 – SHORT TERM BORROWINGS

At December 31, 2003, 2002 and 2001 short-term borrowings consisted of:

	2003	2002	2001
		(in thousands)	
Securities sold under agreements to repurchase	$435,029	$416,760	$388,533
Federal Home Loan Bank borrowings	25,042	83,022	10,821
Federal funds purchased	74,950	55,323	33,075
Commercial paper borrowings	10,042	28,408	31,287
U.S. Treasury tax and loan note accounts	12,000	12,000	12,000
Total Short-Term Borrowings	$557,063	$595,513	$475,716

Additional details on securities sold under agreements to repurchase are as follows:

	2003	2002	2001
Average balance during the year	$378,099	$412,368	$372,863
Maximum month-end balance during the year	435,029	434,675	403,335
Weighted average rate during the year	2.22%	2.64%	4.54%
Weighted average rate at December 31	1.96%	2.26%	2.83%

The Company has a commercial paper agreement with an unrelated financial institution (Agent) that provides for the Company to issue non-rated short-term unsecured debt obligations at negotiated rates and terms, not to exceed $50.0 million. In the event the Agent is unable to place the Company's commercial paper on a particular day, the proceeds are provided by overnight borrowings on a line of credit with the same financial institution. This agreement may be terminated at any time by written notice of either the Agent or the Company. As of December 31, 2003, $40.0 million was available.

NOTE 10 – LONG-TERM BORROWINGS

Long-term borrowings consisted of the following at December 31, 2003 and 2002:

	2003	2002
	(in thousands)	
Federal Home Loan Bank borrowings	$158,545	$159,765
Capital Trust preferred securities	25,000	25,000
Capitalized Lease Obligation	1,065	1,067
Total Long-Term Borrowings	$184,610	$185,832

The Company periodically borrows additional funds from the Federal Home Loan Bank (FHLB) in connection with the purchase of mortgage-backed securities and the financing of 1-4 family real estate loans. Certain FHLB borrowings have prepayment penalties and call features associated with them. The average maturity of these borrowings at December 31, 2003 is 3.9 years, with a weighted average borrowing rate of 4.16%. The Company reclassifies FHLB borrowings to short term borrowings when the remaining maturity becomes less than one year.

Reductions of FHLB borrowings with call features, assuming they are called at the earliest call date, total $77.0 million in 2004.

The Company has $25.0 million of capital securities outstanding through AMCORE Capital Trust I ("Trust"), a statutory business trust. All of the common securities of the Trust are owned by the Company. The capital securities pay cumulative cash distributions semiannually at an annual rate of 9.35%. The securities are redeemable from March 25, 2007 until March 25, 2017 at a declining rate of 104.675% to 100% of the principal amount. After March 25, 2017, they are redeemable at par until June 15, 2027 when redemption is mandatory.

Prior redemption is permitted under certain circumstances such as changes in tax or regulatory capital rules. The proceeds of the capital securities were invested by the Trust in junior subordinated debentures which represents all of the assets of the Trust. The Company fully and unconditionally guarantees the capital securities through the combined operation of the debentures and other related documents. The Company's obligations under the guarantee are unsecured and subordinate to senior and subordinated indebtedness of the Company.

Other long-term borrowings includes a capital lease with a net carrying value of $1.1 million on a branch facility leased by the Company. The Company is amortizing the capitalized lease obligation and depreciating the facility over the remaining non-cancelable term of the original lease, which expires or renews in 2021.

Scheduled reductions of long-term borrowings are as follows:

	Total (in thousands)
2004	$ 3
2005	35,187
2006	16,721
2007	28
2008	79,655
Thereafter	53,016
Total	$184,610

During 2003, the Company extinguished $15.8 million of above-market interest rate FHLB debt early and replaced the debt with lower cost funding. A prepayment penalty of $1.6 million on the early extinguishment is recorded in other operating expenses in the Consolidated Statements of Income for the year ended December 31, 2003.

NOTE 11 – DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. This Statement, as amended by SFAS No. 138 and SFAS No. 149, outlines accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities.

The Company uses certain financial instruments called derivatives to help manage ("Hedge") its risk or exposure to changes in interest rates and in conjunction with its mortgage banking operations. The derivatives used most often are interest rate swaps, caps, collars and floors (collectively, "Interest Rate Derivatives"), mortgage loan commitments and forward contracts. Interest Rate Derivatives are contracts with a third party (the "Counter-party") to exchange interest payment streams based upon an assumed principal amount (the "Notional Principal Amount"). The Notional Principal Amount is not advanced from the Counter-party. It is used only as a reference point to calculate the exchange of interest payment streams. The Company also has a deposit product whose interest rate is tied to the S & P 500 Index.

Interest rate swaps are used by the Company to convert assets and liabilities with variable-rate cash flows to assets and liabilities with fixed-rate cash flows (the "Hedged Items"). Under this arrangement, the Company receives payments from or makes payments to the Counter-party at a specified floating-rate index that is applied to the Notional Principal Amount. This periodic receipt or payment essentially offsets floating-rate interest payments that the Company makes to its depositors or lenders or receives from its loan customers. In exchange for the receipts from or payments to the Counter-party, the Company makes payments to or receives a payment from the Counter-party at a specified fixed-rate that is applied to the Notional Principal Amount. Thus, what was a floating rate obligation or a floating rate asset before entering into the derivative arrangement is transformed into a fixed rate obligation or asset. These types of Hedges are considered cash flow Hedges. The Company also uses interest rate swaps to convert fixed-rate liabilities to floating-rate liabilities. This is typically done when a fixed rate liability has been incurred to fund a variable-rate loan or investment. The interest rate swap has the effect of matching the interest rate risk on the funding with the interest rate risk on the loans or investment. This type of Hedge is considered a fair value Hedge. The longest-term derivative that the Company has used to Hedge its interest rate exposure (cash flow Hedge) expires in September 2004, while the longest-term fair value Hedge expires in March 2013.

Interest rate caps and collars are derivative instruments that are variations of an interest rate swap. They also involve an exchange of interest payment streams with a Counter-party based upon a Notional Principal Amount. In the case of an interest rate cap, the exchange of income streams does not take effect unless the specified floating-rate index rises above a pre-determined level. In an interest rate cap, the Company retains the risk of rising interest rates up to the pre-determined level, while benefiting from declines in interest rates. In the case of an interest rate collar, the exchange of income streams does not take effect unless the specified floating-rate index rises above or falls below pre-determined levels. In an interest rate collar, the Company retains the risk and benefits of changes in interest rates within the pre-determined levels. The Company has also used interest rate floors to manage its exposure to declining mortgage interest rates of its mortgage servicing rights asset. These floors were terminated during 2001. The net amount payable or receivable from each Interest Rate Derivative contract is recorded as an adjustment to interest income or interest expense.

All derivatives are recognized at fair value in the Consolidated Balance Sheets. Changes in fair value for derivatives that are not Hedges are recognized in the Consolidated Statement of Income ("Income Statement") as they arise. If the derivative is a Hedge, depending on the nature of the Hedge, changes in the fair value of the derivative are either offset in the Income Statement or recorded as a component of other comprehensive income ("OCI") in the Consolidated Statement of Stockholders' Equity. If the derivative is designated as a fair value Hedge, the changes in the fair value of the derivative and of the Hedged Item attributable to the Hedged risk are recognized in the Income Statement. To the extent that fair value Hedges are highly effective, changes in the fair value of the derivatives will largely be offset by changes in the fair values of the Hedged Items. If the derivative is designated as a cash flow Hedge, changes in the fair value of the derivative due to the passage of time ("Time Value") are excluded from the assessment of Hedge effectiveness and therefore flow through the Income Statement for each period. The effective portion of the remaining changes in the fair value of the derivative ("Intrinsic Value") are recorded in OCI and are subsequently recognized in the Income Statement when the Hedged Item affects earnings. Ineffective portions of changes in the fair value of cash flow Hedges are recognized in the Income Statement. Hedge ineffectiveness is caused when the change in expected future cash flows or fair value of a Hedged Item does not exactly offset the change in the future expected cash flows or fair value of the derivative instrument, and is generally due to differences in the interest rate indices or interest rate reset dates. All derivatives, with the exception of the deposit product tied to the S&P 500 Index and $162,000 in swaps left unhedged due to the call of the Hedged Items, qualify and have been designated as Hedges.

Also considered derivatives under SFAS No. 133 are 1-4 family residential mortgage loan commitments (the "Commitments") and forward mortgage loan sales (the "Forward Contracts") to the secondary market (collectively "Mortgage Loan Derivatives") which are reported at fair value on the balance sheet. Changes in the fair value of the Mortgage Loan Derivatives are included in other income or expense as they occur. However, since the Company's Forward Contracts qualify and have been designated as fair value Hedges of its portfolio of loans held for sale (the "Warehouse Loans") as well a Hedge of its Commitments, the Warehouse Loans are also adjusted to fair value. The change in fair value of Warehouse Loans is recorded in other income or expense as it occurs. To the extent that the Company's Forward Contracts are highly effective, the changes in the fair value of the Forward Contracts will largely offset changes in the fair value of the Commitments and Warehouse Loans.

The method that the Company uses to assess whether or not a Hedge is expected to be highly effective in achieving offsetting changes in cash flows or fair values of the risk that is being hedged (Prospective Considerations) and the method that it uses to determine that the Hedge has been highly effective in achieving those offsets (Retrospective Evaluations) are defined and documented at the inception of each Hedge. Hedges that are similar in nature are assessed in a similar manner.

Many of the Company's Hedges employ "shortcut" accounting because the critical terms of the derivative and the Hedged Item are the same. As a result, complete offsets in cash flows or fair values are expected and no ineffectiveness is recognized in earnings. These Hedges are monitored on a quarterly basis to verify that there have been no changes in the derivative or the Hedged Item that would invalidate this conclusion.

Those Hedges that do not qualify for "shortcut" accounting use statistical analysis for the Prospective Consideration of expected Hedge effectiveness and calculations of actual dollar offsets for the Retrospective Evaluation of Hedge effectiveness. In those instances where exact offset is not achieved, the difference (ineffectiveness) is recognized in earnings for the period. These assessments are performed quarterly using the defined and documented methodology consistently throughout the period of the respective Hedge.

The Company implemented SFAS No. 133 on January 1, 2001, and, as such, the impact of the transition to this standard on the Company's earnings and financial position was dependent on the composition of the hedging portfolio at that date. The after-tax transition adjustment due to the adoption of SFAS No. 133 resulted in an increase in consolidated assets of $2.1 million, an increase in consolidated liabilities of $3.4 million, a reduction in OCI of $1.5 million, and an increase in net income of $225,000. The increase in net income was mostly attributable to the $353,000 favorable Time Value component of the market value of the cash flow Hedges. As part of the adoption of this standard, $10.7 million of held to maturity securities were reclassified to available for sale securities resulting in an unrealized loss of $15,000 recorded in OCI.

The Income Statement for 2003 included the following derivative related activity in other non-interest income: $3,000 loss due to the decrease in the Time Value component of the market value of cash flow Hedges, $4,000 income on the change in value of derivatives that do not qualify for hedge accounting, $24,000 loss related to the ineffective portion of the fair value Hedges, $345,000 loss related to Mortgage Loan Derivatives (net of the corresponding mark-to-market adjustment on Hedged Warehouse Loans held for sale), and no income or loss related to the S & P 500 Index embedded derivative. These items, net of taxes of $143,000, totaled a $225,000 loss recorded for the twelve months ended December 31, 2003.

The Income Statement for 2002 included the following derivative related activity in other non-interest income: $47,000 loss due to the decrease in the Time Value component of the market value of cash flow Hedges, $29,000 income related to the ineffective portion of the cash flow Hedges, $350,000 income related to Mortgage Loan Derivatives (net of the corresponding mark-to-market adjustment on Hedged Warehouse Loans held for sale), and no income or loss related to the S & P 500 Index embedded derivative. These items, net of taxes of $129,000, total $203,000 in income recorded for the twelve months ended December 31, 2002.

In addition to the transition adjustment, the Income Statement for 2001 included the following derivative related activity in other non-interest income: $303,000 loss due to the decrease in the Time Value component of the market value of cash flow Hedges, $29,000 loss related to the ineffective portion of the cash flow Hedges, $48,000 income related to Mortgage Loan Derivatives (net of the corresponding mark-to-market adjustment on Hedged Warehouse Loans held for sale), and $9,000 income related to the S & P 500 Index embedded derivative. These items, net of taxes of $107,000, totaled a $168,000 loss recorded for the twelve months ended December 31, 2001.

Reclassification from OCI to the Income Statement occurs each period as continuing cash flow payments bring the Intrinsic Value component of the market value of each cash flow Hedge closer to zero. Derivative losses of $4.0 million and $3.4 million (pre-tax) were reclassified from OCI to the Income Statement as additional interest expense during the twelve months ended December 31, 2002 and 2001, respectively, mostly through the normal postings of cash receipts and cash payments related to the derivatives and the Hedged Items. During 2002, swaps that were Hedging loan cash flows were sold, for which the Company received $3.3 million plus accrued interest. The gain continued to be classified in OCI and amortized into income over the original term of the swap. For the year ended December 31, 2003, $2.3 million of this pre-tax gain was amortized (reclassified) from OCI into income. For the year ended December 31, 2002, $96,000 of this pre-tax gain was amortized (reclassified) from OCI into income. The remaining pre-tax gain of $970,000 included in OCI at December 31, 2003 is expected to be reclassified into earnings during the next twelve months. There were no other outstanding cash flow Hedges included in OCI during the twelve months ended December 31, 2003.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

The fair value amounts have been estimated by the Company using available market information and appropriate valuation methodologies as discussed below. Considerable judgment was required, however, to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The following table shows the carrying amounts and fair values of financial instruments at December 31, 2003 and 2002 that have liquid markets in which fair value is assumed to be equal to the carrying amount, have readily available quoted market prices, are based on quoted prices for similar financial instruments or represent quoted surrender values:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Cash and cash equivalents	$ 107,965	$ 107,965	$ 145,224	$ 145,224
Interest earning deposits in banks	1,746	1,746	2,151	2,151
Federal funds sold and other short-term investments	—	—	4,200	4,200
Loans held for sale	32,351	32,351	79,893	79,893
Securities available for sale	1,165,382	1,165,382	1,173,461	1,173,461
Mortgage servicing rights	11,244	11,674	7,284	6,770
Company owned life insurance	116,475	116,475	108,914	108,914

The carrying amounts and fair values of accruing loans and leases at December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Commercial, financial and agricultural	$ 724,283	$ 728,373	$ 749,658	$ 774,347
Real estate	1,683,533	1,761,252	1,497,453	1,588,754
Installment and consumer, net	552,573	587,502	603,319	649,895
Direct lease financing	249	289	752	795
Total accruing loans and leases	$2,960,638	$3,077,416	$2,851,182	$3,013,791

Fair values of loans were estimated for portfolios with similar characteristics. The fair value of loans was calculated by discounting contractual and prepayment cash flows using estimated market discount rates which reflect the interest rate risk inherent in the loan. The fair value of non-accrual loans was $31.7 million and $32.5 million in 2003 and 2002, respectively. (See Note 4 of the Notes to Consolidated Financial Statements for additional information).

The carrying value of interest receivable and payable approximates fair value due to the relatively short period of time between accrual and expected realization. At December 31, 2003 and 2002, interest receivable was $18.9 million and $22.6 million, respectively, and interest payable was $14.2 million and $20.7 million, respectively.

The following table shows the carrying amounts and fair values of financial instrument liabilities at December 31, 2003 and 2002:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Demand deposits and savings	$1,859,979	$1,859,979	$1,508,166	$1,508,166
Time deposits	1,508,515	1,539,344	1,786,496	1,844,559
Short-term borrowings	557,063	561,955	595,513	608,281
Long-term borrowings	184,610	198,567	185,832	203,943
Letters of credit	1,190	2,373	433	2,018
Interest rate swap agreements	(2,573)	(2,573)	(3,763)	(3,763)
Interest rate cap agreements	(47)	(47)	(125)	(125)
Forward contracts	562	562	2,881	2,881
Mortgage loan commitments	(342)	(342)	(1,694)	(1,694)

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW and money market accounts, is equal to the carrying amount in accordance with SFAS No. 107. There is, however, additional value to the deposits of the Company, a significant portion of which has not been recognized in the consolidated financial statements. This value results from the cost savings of these core funding sources versus obtaining higher-rate funding in the market. The fair value of time deposits was determined by discounting contractual cash flows using currently offered rates for deposits with similar remaining maturities.

The fair value of derivatives was estimated based on the amount the Company would pay or would be paid to terminate the contracts or agreements, using current rates and, when appropriate, the current creditworthiness of the counter-party. The carrying amounts of certain derivatives shown include accrued net settlements and the unamortized balance of premiums or discounts.

The above fair value estimates were made at a discrete point in time based on relevant market information and other assumptions about the financial instruments. As no active market exists for a significant portion of the Company's financial instruments, fair value estimates were based on judgments regarding current economic conditions, future expected cash flows and loss experience, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and therefore cannot be calculated with precision. There may be inherent weaknesses in calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows could significantly affect the results. In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to assess the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant investments in subsidiaries, specifically the trust and asset management operations, are not considered financial instruments and the franchise values have not been included in the fair value estimates. Similarly, premises and equipment and intangible assets have not been considered.

Many of the above financial instruments are also subject to credit risk. Credit risk is the possibility that the Company will incur a loss due to the other party's failure to perform under its contractual obligations. The Company's exposure to credit loss in the event of non-performance by the other party with regard to commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for actual extensions of credit. The credit risk involved for commitments to extend credit and in issuing letters of credit is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, securities, inventory, property and equipment and income-producing commercial properties. The Company is also exposed to credit risk with respect to its $116.5 million investment in BANK and Company owned life insurance. AMCORE manages this risk by diversifying its holdings among various carriers and by periodic internal credit reviews. All carriers have "Secure" ratings from A. M. Best that range from a low of "A" (Excellent) to "A++" (Superior).

The interest rate swap contracts involve the exchange of fixed for variable or variable for fixed interest rate payments and are based on the notional amount of the contract. The cap contract is also based on the notional amount of the contract. The notional amounts of these contracts only identify the size of the contracts and are used to calculate the interest payment amounts. The contracts are occasionally purchased at a premium or discount, which is amortized over the lives of the contracts. The only credit risk exposure AMCORE has is in relation to the counter-parties which all have investment grade credit ratings. All counter-parties are expected to meet any outstanding interest payment obligations.

A summary of the contract amount of the Company's exposure to off-balance sheet credit risk as of December 31, 2003 and 2002, is as follows:

	2003	2002
	(in thousands)	
Financial instruments whose contract amount represent credit risk only:		
Commitments to extend credit	$634,881	$687,262
Letters of credit	189,845	161,439

Commitments to extend credit are contractual agreements entered into with customers as long as there is no violation of any condition established on the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit are conditional, but irrevocable, commitments issued by the Company to guarantee the payment of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions.

NOTE 13 – STOCK INCENTIVE PLANS

At December 31, 2003, the Company has stock-based compensation plans as described below. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25 and related interpretations.

Stock Incentive Plans. In 2000, stockholders approved the adoption of the AFI 2000 Stock Incentive Plan (Plan). The Plan provides for the grant of stock options, reload options, stock appreciation rights, performance units, restricted stock awards and stock bonus awards to key employees. The total number of shares approved and available for grant under the Plan in its first year was 2.5% of the total shares of stock outstanding as of the effective date and 1.5% of outstanding shares in each subsequent Plan year (not to exceed 425,000 in any such year). Options to purchase shares of common stock of the Company and restricted stock awards were granted to key employees pursuant to both the Plan and previous stock incentive plans.

Stock Options. Non-Qualified Stock Options are issued at an option price equal to the fair market value of the shares on the grant date. The options granted under the plans generally vest within three to five years and expire from seven to ten years from the date of grant. The following table presents certain information with respect to stock options issued pursuant to these incentive plans.

	2003		2002		2001	
	Shares	Average Price	Shares	Average Price	Shares	Average Price
Options outstanding at beginning of year	2,206,502	$20.96	1,876,786	$19.01	1,895,630	$18.36
Options granted	310,564	23.82	622,875	23.85	369,000	20.15
Options issued pursuant to IMG earnout	—	—	—	—	57,372	—
Option reloads	55,742	24.14	18,181	22.51	49,648	21.31
Options exercised	(435,551)	17.45	(244,141)	13.33	(369,224)	12.72
Options lapsed	(111,192)	22.84	(67,199)	21.59	(125,640)	23.17
Options outstanding at end of year	2,026,065	22.14	2,206,502	$20.96	1,876,786	$19.01
Options exercisable at end of year	1,249,651	21.63	1,122,838	$19.67	1,096,291	$17.90

Investors Management Group (IMG) was acquired by the Company in 1998. The above line item "Options issued pursuant to IMG earnout" were contingent based upon IMG's performance from 1998 through 2000.

Performance Units. Performance Units (Units) were granted prior to 1999 and entitled holders to cash or stock payments if certain three-year return on equity performance targets were met. In addition, a dividend was paid on each Unit at a rate equivalent to the rate of dividends paid on each share of the Company's common stock. The expense related to these Units for the years ended December 31, 2002 and 2001 was approximately $62,000 and $154,000, respectively. There was no expense in 2003. The following table presents certain information with respect to issuances and payouts pursuant to these incentive plans.

	2002		2001	
	Units	Unit Price	Units	Unit Price
Units outstanding at beginning of year	129,883	—	275,606	—
Units paid	(129,883)	$4.97	(129,666)	$6.42
Units forfeited	—	—	(16,057)	—
Units outstanding at end of year	—	—	129,883	—

Restricted Stock Awards. Pursuant to the Plan, the Company issued common stock with restrictions to certain key employees. The shares are restricted as to transfer, but are not restricted as to dividend payment and voting rights. Transfer restrictions lapse at the end of three years contingent upon earnings and return on equity performance goals being met for each of the three years and contingent upon continued employment. If performance goals are not met, the restrictions lapse and shares vest at the end of nine years. The Company amortizes the expense over the performance period or, if the goals are not met, the vesting period. The expense related to these awards for the years ended December 31, 2003, 2002 and 2001 was approximately $168,000, $305,000 and $222,000, respectively. The following table presents certain information with respect to restricted stock awards granted pursuant to these incentive plans.

	2003		2002		2001	
	Shares	Average Price	Shares	Average Price	Shares	Average Price
Restricted stock awards outstanding at beginning of year	46,436	$15.95	69,821	$20.74	24,164	$22.56
Restricted stock awards granted	—	—	—	—	63,784	19.98
Release of restriction on stock due to vesting	(14,095)	18.47	(20,475)	20.58	(11,087)	19.97
Restricted stock awards forfeited	(2,489)	20.09	(2,910)	21.05	(7,040)	21.31
Restricted stock awards outstanding at end of year	29,852	$27.81	46,436	$15.95	69,821	$20.74

Directors' Stock Plans. The Restricted Stock Plan for Non-Employee Directors provides that each current eligible non-employee director and each subsequently elected non-employee director receive, in lieu of a cash retainer, shares of common stock of the Company, the fair value of which is equal to three times the annual retainer. The shares vest annually over a three-year period based upon the anniversary date of the original award and continued service as a director. The expense related to the Stock Plan for the years ended December 31, 2003, 2002 and 2001 was approximately $93,000, $69,000 and $88,000, respectively.

In 2001, stockholders approved the adoption of the AFI 2001 Stock Option Plan for Non-Employee Directors (Option Plan). The Option Plan provides that each current eligible non-employee director and each subsequently elected non-employee director receive Options to purchase common stock of the Company. Each option granted under the Option Plan is issued with an option price equal to the fair market value of the underlying common stock at the date of grant and expires in seven to ten years from the date of grant. Options granted are generally exercisable one year after date of grant. In 2002 each eligible non-employee director received a grant that will vest at the rate of one-third per year beginning one year after the date of grant. The only grant issued in 2003 was to the newly elected non-employee director. The following table presents certain information with respect to stock options issued pursuant to the Option Plan and previous stock option plans.

	2003		2002		2001	
	Shares	Average Price	Shares	Average Price	Shares	Average Price
Options outstanding at beginning of year	234,480	$20.34	230,980	$19.28	245,730	$18.65
Options granted	3,000	23.78	45,000	24.04	16,500	20.15
Options exercised	(111,480)	19.72	(25,250)	16.07	(27,500)	14.61
Options lapsed	(6,000)	24.59	(16,250)	22.13	(3,750)	16.32
Options outstanding at end of year	120,000	$20.79	234,480	$20.34	230,980	$19.28
Options exercisable at end of year	90,000	$19.71	189,480	$19.46	214,480	$19.21

Options Summary. The following table presents certain information as of December 31, 2003 with respect to issuances of stock options pursuant to all plans discussed above.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg Remaining Contractual Life	Weighted-Avg Exercise Price	Exercisable as of 12/31/03	Weighted-Avg Exercise Price
$ 5.54 – $16.61	95,637	2.0 Years	$11.71	95,637	$11.71
16.62 – 19.37	308,440	4.8	19.09	251,618	19.05
19.38 – 22.00	452,545	5.8	20.63	323,545	20.82
22.01 – 23.50	336,011	4.0	22.95	251,218	23.04
23.51 – 24.50	408,088	5.6	23.82	89,959	23.93
24.51 – 27.68	545,344	4.5	24.88	327,674	25.08
Total Options Outstanding	2,146,065	4.8 Years	$22.06	1,339,651	$21.50

Employee Stock Purchase Plan. In 1999, stockholders approved the adoption of the AMCORE Stock Option Advantage Plan through which eligible employees may purchase from the Company shares of its common stock. The Company intends that the plan be an "employee stock purchase plan" (ESPP) within the meaning of Section 423 of the Internal Revenue Code of 1986. The Company has reserved 250,000 shares of common stock for issuance under the ESPP.

The Company's employee stock purchase plan is intended to give employees a convenient means of purchasing shares of common stock through payroll deductions. Each employee of the Company whose customary employment with the Company is more than 20 hours per week and more than five months in any calendar year, is eligible to participate, subject to IRS contribution limitations. Each participating employee's contributions are used to purchase the Corporation's common stock on the last day of each quarter at the exercise price. The exercise price is 85% of the lower of the closing price of the Company's common stock on the Nasdaq National Market on the first or last day of each offering period. No charge to earnings is recorded with respect to the ESPP.

The shares issued pursuant to the ESPP were as follows: 44,180 shares at prices ranging from $18.51 to $22.29 in 2003; 46,468 shares at prices ranging from $17.21 to $19.70 in 2002 and 39,394 shares at prices ranging from $14.45 to $19.00 in 2001.

Shares issued pursuant to the ESPP are prohibited from sale by a participant until two years after the date of purchase. Dividends earned are credited to a participant's account and used to purchase shares at the next purchase date. The Company shall have the option to purchase all, or any portion of, the shares owned by such participant that, at the time of termination, are subject to the restriction on transfer.

In accordance with APB Opinion No. 25, no compensation cost has been recognized for stock option grants issued during 2003 pursuant to all option plans. Had compensation cost for these grants been determined based on the grant date fair values of awards (the method described in SFAS No. 123, "Accounting for Stock-Based Compensation"), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

The fair value of each option grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2003, 2002 and 2001, respectively: dividend rates of 2.51%, 2.95%, and 2.86%, price volatility of 30.43%, 40.53% and 33.86%; risk-free interest rates of 3.12%, 5.28% and 5.24%; and expected lives of 5.5, 5.5 and 6.1 years. The average fair value of each option granted during 2003 was $5.94.

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net Income:			
As reported	$43,504	$43,471	$42,243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,355)	(2,673)	(781)
Pro forma	$41,149	$40,798	$41,462
Basic earnings per share:			
As reported	$ 1.75	$ 1.76	$ 1.66
Pro forma	1.65	1.65	1.63
Diluted earnings per share:			
As reported	$ 1.73	$ 1.75	$ 1.64
Pro forma	1.64	1.64	1.61

NOTE 14 – BENEFIT PLANS

Employee Benefit Plans. All subsidiaries of the Company participate in the AMCORE Financial Security Plan (Security Plan), a qualified profit sharing plan under Section 401(a) of the Internal Revenue Code. The Security Plan offers participants a personal retirement account, a cash profit sharing payment and a personal savings account 401(k). The expense related to the Security Plan and other similar plans from acquired companies for the years ended December 31, 2003, 2002 and 2001 was approximately $5.01 million, $4.31 million and $3.79 million, respectively.

In addition to the Security Plan, certain health care and life insurance benefits are made available to active employees. The Company's share of cost of these benefits is expensed as incurred. Group health benefits are offered to retirees with 100% of the cost borne by the retiree.

The Company provides a deferred compensation plan (entitled "AMCORE Financial, Inc. Deferred Compensation Plan") for senior officers. This plan provides the opportunity to defer salary and bonuses.

The Company provides additional retirement benefits to certain key executives through plans that are non-qualified, non-contributory and unfunded.

Under one such arrangement, the additional retirement benefits replace what would have been provided under the qualified plans in the absence of limits placed on qualified plan benefits by the Internal Revenue Code of 1986. The expense related to this arrangement was $206,000, $377,000 and $441,000 for 2003, 2002 and 2001, respectively.

Another arrangement provides supplemental retirement benefits that are based upon three percent of final base salary, times the number of years of service. Benefits under this plan may not exceed 70% or be less than 45% of a participant's final base salary less offsets for social security and other employer sponsored retirement plans. The measurement date for obligations for this plan are determined in January when estimated offsets from employer sponsored retirement plans are annually re-evaluated. The following table summarizes the costs and obligations to participants for the years ended December 31.

	2003	2002
	(in thousands)	
Supplemental Retirement Plan:		
Projected benefit obligation at beginning of year	$1,463	$ 671
Service cost	67	64
Interest cost	86	47
Actuarial losses and decrease in offsets	79	19
Modifications	—	662
Benefits paid	(134)	—
Projected benefit obligation at end of year	$1,561	$1,463
Accumulated benefit obligation at end of year:	$1,509	$1,419
Amounts recognized in the consolidated statements of condition consist of:		
Accrued benefit liability	$1,561	$1,463

	2003	2002	2001
	(in thousands)		
Components of net periodic benefit cost:			
Service cost	$ 67	$ 64	$ 173
Interest cost	86	47	40
Actuarial losses (gains) and decrease (increase) in offsets	79	19	(111)
Modifications	—	662	—
Net periodic cost	$ 232	$ 792	$ 102
Weighted-average assumptions:			
Discount rate	6.11%	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The modifications in 2002 related to the retiring chairman and chief executive officer. The projected benefit obligation was adjusted to accelerate the retirement date to January 1, 2003, convert the obligation to the form of a single-life fifteen-year certain annuity and to decrease the discount rate to six percent. Payments commenced for the retiring executive in January of 2003.

Directors Benefits. The Company pays a lifetime annual retainer to certain retired directors. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" to account for these benefits. This statement requires employers to recognize postretirement benefits on an accrual basis rather than on a cash basis. The expense in 2003, 2002 and 2001 related to this plan was $70,000, $139,000 and $59,000, respectively. The transition obligation, representing the present value of future payments upon adoption of accrual basis accounting was approximately $842,000 and is being amortized over a twenty-year period.

NOTE 15 – CONTINGENCIES AND GUARANTEES

Contingencies:

Management believes that no litigation is threatened or pending in which the Company faces potential loss or exposure which will materially affect the Company's consolidated financial position or consolidated results of operations. Since the Company's subsidiaries act as depositories of funds, trustee and escrow agents, they occasionally are named as defendants in lawsuits involving claims to the ownership of funds in particular accounts. This and other litigation is incidental to the Company's business.

Guarantees:

The Company, in the normal course of its business, regularly offers financial and performance standby letters of credit to its BANK customers. Financial and performance standby letters of credit are a conditional but irrevocable form of guarantee. Under a financial standby letter of credit, the Company guarantees payment to a third party obligee upon the default of payment by the BANK customer, and upon receipt of complying documentation from the obligee. Under a performance standby letter of credit, the Company guarantees payment to a third party obligee upon nonperformance by the BANK customer and upon receipt of complying documentation from the obligee.

Both financial and standby letters of credit are typically issued for a period of one year to five years, but can be extended depending on the BANK customer's needs. As of December 31, 2003, the maximum remaining term for any outstanding standby letters of credit was approximately seven years, expiring on December 15, 2010.

A fee of one to two percent of face value is normally charged to the BANK customer and is recognized as income over the life of the standby letter of credit. The carrying value of deferred fees, as of December 31, 2003 was $1.3 million.

At December 31, 2003, the contractual amount of these letters of credit, which represents the maximum potential amount of future payments that the Company would be obligated to pay under the guarantees, was $185.1 million, with $156.7 million in financial standby letters of credit and $28.4 million in performance standby letters of credit.

The issuance of either a financial or standby letter of credit is normally backed by collateral. The collateral can take various forms including bank accounts, investments, fixed assets, inventory, accounts receivable and real estate, among other things. At the time that the letters of credit are issued, the value of the collateral is usually in an amount that is considered sufficient to cover the contractual amount of the standby letters of credit.

NOTE 16 – INCOME TAXES

The components of income tax expense were as follows:

	Years ended December 31,		
	2003	2002	2001
	(in thousands)		
Currently paid or payable:			
Federal	$14,607	$16,908	$17,488
State and local	770	1,041	303
	$15,377	$17,949	$17,791
Deferred:			
Federal	$ (192)	$ (2,728)	$ (2,957)
State and local	921	(1,201)	(439)
	$ 729	$ (3,929)	$ (3,396)
Total	$16,106	$14,020	$14,395
Effective Tax Rate	27.0%	24.4%	25.4%

The effective tax rate for 2001 includes $130,000 of tax benefit and $143,000 of tax expense for the Extraordinary Item and the Accounting Change, respectively. Income tax expense was less than the amounts computed by applying the federal statutory rate of 35% due to the following:

	Years ended December 31,		
	2003	2002	2001
	(in thousands)		
Income tax at statutory rate	$20,864	$20,122	$19,823
(Decrease) increase resulting from:			
Tax-exempt income	(3,020)	(3,780)	(4,267)
Company owned life insurance	(2,458)	(1,989)	(1,837)
State income taxes, net of federal benefit	1,099	(104)	(88)
Non-deductible expenses, net	443	374	1,107
Other, net	(822)	(603)	(343)
Total	$16,106	$14,020	$14,395

The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	At December 31, 2003	At December 31, 2002
	(in thousands)	
Deferred tax assets:		
Deferred compensation	$ 6,460	$ 6,119
Allowance for loan losses	15,634	12,988
Other, net of valuation allowance	1,610	1,083
Total deferred tax assets	$23,704	$ 20,190
Deferred tax liabilities:		
Premises and equipment	$ 4,226	$ 2,860
Mortgage servicing rights	4,448	2,900
Securities	5,408	12,265
Other	1,550	1,272
Total deferred tax liabilities	$15,632	$ 19,297
Net Deferred Tax Asset	$ 8,072	$ 893
Less: Tax effect of net unrealized gain on securities available for sale and derivatives reflected in stockholders' equity	(5,525)	(13,433)
Net Deferred Tax Asset Excluding Net Unrealized Gain on Securities Available for Sale and Derivatives	$13,597	$ 14,326

Net operating loss carryforwards for state income tax purposes of approximately $1.87 million at December 31, 2002 were fully utilized during 2003. As a result, the associated deferred tax asset of $148,000 ($96,000 net of federal) and the corresponding valuation allowance of $96,000 were reversed.

Realization of the deferred tax asset over time is dependent upon the existence of taxable income in carryback periods or the Company generating sufficient taxable earnings in future periods. In determining that realization of the deferred tax asset was more likely than not, the Company gave consideration to a number of factors including its taxable income during carryback periods, its recent earnings history, its expectations for earnings in the future, and, where applicable, the expiration dates associated with tax carryforwards.

Retained earnings at December 31, 2003 includes $3.18 million for which no provision for income tax has been made. This amount represents allocations of income to thrift bad debt deductions for tax purposes only. This amount will only be taxable upon the occurrence of certain events. At this time, management does not foresee the occurrence of any of these events.

Tax benefits of $1.43 million, $1.08 million, and $1.21 million have been credited directly to paid in capital, with a corresponding decrease in the liability for current income taxes payable, for stock related incentives during the years ended December 31, 2003, 2002 and 2001 respectively.

NOTE 17 – EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2003	2002	2001
	(in thousands, except per share data)		
Net Income	$43,504	$43,471	$42,243
Basic earnings per share:			
Average basic shares outstanding	24,896	24,701	25,490
Earnings per share	$ 1.75	$ 1.76	$ 1.66
Diluted earnings per share:			
Weighted average shares outstanding	24,896	24,701	25,490
Net effect of the assumed purchase of stock under the stock option and stock purchase plans – based on the treasury stock method using average market price	176	209	239
Contingently issuable shares	18	1	1
Average diluted shares outstanding	25,090	24,911	25,730
Diluted earnings per share	$ 1.73	$ 1.75	$ 1.64

As prescribed by SFAS No. 128, "Earnings Per Share", basic EPS is computed by dividing income available to common stockholders (numerator) by the weighted-average number of common shares outstanding (denominator) during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding.

The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued and to include shares contingently issuable pursuant to employee incentive plans. Securities (e.g. options) that do not have a current right to participate fully in earnings but that may do so in the future by virtue of their option rights are potentially dilutive shares. The dilutive shares are calculated based on the treasury stock method meaning that, for the purposes of this calculation, all outstanding options are assumed to have been exercised during the period and the resulting proceeds used to repurchase Company stock at the average market price during the period. In computing diluted EPS, only potential common shares that are dilutive – those that reduce earnings per share or increase loss per share – are included. Exercise of options is not assumed if the result would be antidilutive..

NOTE 18 – SEGMENT INFORMATION

AMCORE's internal reporting and planning process focuses on four primary lines of business or (Segment(s)): Commercial Banking, Retail Banking, Trust and Asset Management, and Mortgage Banking. The financial information presented was derived from the Company's internal profitability reporting system that is used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies which have been developed to reflect the underlying economics of the Segments and, to the extent practicable, to portray each Segment as if it operated on a stand-alone basis. Thus, each Segment, in addition to its direct revenues, expenses, assets and liabilities, includes an appropriate allocation of shared support function expenses. The Commercial, Retail and Mortgage Banking Segments also include fund transfer adjustments to appropriately reflect the cost of funds on loans made and funding credits on deposits generated. Apart from these adjustments, the accounting policies used are similar to those described in Note 1 of the Notes to Consolidated Financial Statements.

Since there are no comprehensive authorities for management accounting equivalent to accounting principles generally accepted in the United States of America, the information presented is not necessarily comparable with similar information from other financial institutions. In addition, methodologies used to measure, assign and allocate certain items may change from time-to-time to reflect, among other things, accounting refinements, changes in risk profiles, changes in customers or product lines, and changes in management structure. During the first quarter of 2003 the Company also changed the classification of mortgage loans not sold into the secondary market that are retained by the BANK. All revenues from these loans, along with the related Provisions and expenses, are now reported as part of the Mortgage Banking Segment instead of the Retail Banking Segment. Prior Period Segment results have been restated to reflect this change.

Total Segment results differ from consolidated results primarily due to intersegment elimination, certain corporate administration costs, items not otherwise allocated in the management accounting process and treasury and investment activities. The impact of these items is aggregated to reconcile the amounts presented for the Segments to the consolidated results and are included in the "Other" column. For ease of comparison, the Segment profit percentage in the following table is computed on earnings before the early extinguishment of debt and the cumulative effect of accounting change (the "Operating Profit" or "Operating Loss").

The Company provides Commercial, Retail and Mortgage Banking services through its 63 banking locations. The Commercial Banking Segment provides services including lending, business checking and deposits, cash management, merchant card services and other traditional as well as electronic commercial banking services to large and small business customers. The Retail Banking Segment provides services including direct and indirect lending, checking, savings, money market and CD accounts, safe deposit rental, automated teller machines and other traditional and electronic retail banking services to individual customers. The Mortgage Banking segment provides a variety of mortgage lending products to meet its customer needs. It sells the majority of the long-term, fixed rate loans to the secondary market and continues to service most of the loans sold. The Trust and Asset Management segment provides trust, investment management, employee benefit recordkeeping and administration and brokerage services. It also acts as advisor and provides fund administration to the Vintage Mutual Funds and various public fund programs. These products are distributed nationally (i.e. Vintage Equity Fund is available through Charles Schwab, One Source™), regionally to institutional investors and corporations, and locally through the BANK's locations.

	Operating Segments					
	Commercial Banking	Retail Banking	Trust and Asset Management	Mortgage Banking	Other	Consolidated
			(dollars in thousands)			
For the year ended December 31, 2003						
Net interest income	$ 77,303	$ 43,391	$ 42	$ 12,786	$ 5,165	$ 138,687
Non-interest income	9,483	22,845	25,899	17,261	16,500	91,988
Total revenue	86,786	66,236	25,941	30,047	21,665	230,675
Provision for loan losses	15,912	8,062	—	943	—	24,917
Depreciation and amortization	745	2,134	419	42	3,309	6,649
Other non-interest expense	31,649	39,792	21,409	14,857	31,792	139,499
Pretax earnings (loss)	38,480	16,248	4,113	14,205	(13,436)	59,610
Income taxes (benefits)	13,661	6,006	1,734	5,266	(10,561)	16,106
Earnings (loss)	$ 24,819	$ 10,242	$ 2,379	$ 8,939	$ (2,875)	$ 43,504
Segment profit percentage	53.5%	22.1%	5.1%	19.3%	N/A	100.0%
Assets	$2,035,190	$810,364	$18,845	$255,803	$1,423,426	$4,543,628

	Operating Segments					
	Commercial Banking	Retail Banking	Trust and Asset Management	Mortgage Banking	Other	Consolidated
	(dollars in thousands)					
For the year ended December 31, 2002						
Net interest income	$ 63,498	$ 43,280	$ 116	$ 14,152	$ 9,722	$ 130,768
Non-interest income	7,130	14,485	27,357	8,293	13,047	70,312
Total revenue	70,628	57,765	27,473	22,445	22,769	201,080
Provision for loan losses	5,574	6,203	—	797	—	12,574
Depreciation and amortization	613	2,201	357	26	2,865	6,062
Other non-interest expense	29,382	41,881	20,905	12,311	20,474	124,953
Pretax earnings (loss)	35,059	7,480	6,211	9,311	(570)	57,491
Income taxes (benefits)	12,350	2,546	2,522	3,713	(7,111)	14,020
Earnings	$ 22,725	$ 4,688	$ 3,689	$ 5,828	$ 6,541	$ 43,471
Segment profit percentage	61.5%	12.7%	10.0%	15.8%	N/A	100.0%
Assets	$1,867,393	$836,227	$19,498	$394,146	$1,403,450	$4,520,714
For the year ended December 31, 2001						
Net interest income	$ 53,134	$ 40,701	$ 206	$ 12,920	$ 12,912	$ 119,873
Non-interest income	5,977	14,990	28,649	12,940	14,510	77,066
Total revenue	59,111	55,691	28,855	25,860	27,422	196,939
Provision for loan losses	10,429	5,996	—	275	—	16,700
Depreciation and amortization	1,053	3,087	1,172	40	3,151	8,503
Other non-interest expense	24,674	41,256	21,328	11,174	16,700	115,132
Pretax earnings	22,955	5,352	6,355	14,371	7,571	56,604
Income taxes (benefits)	7,741	1,947	2,873	5,750	(3,929)	14,382
Earnings before Extraordinary Item & Accounting Change	$ 15,214	$ 3,405	$ 3,482	$ 8,621	$ 11,500	$ 42,222
Early Extinguishment of Debt (net of tax)	—	—	—	—	(204)	(204)
Cumulative Effect of Accounting Change (net of tax)	—	—	—	16	209	225
Earnings	$ 15,214	$ 3,405	$ 3,482	$ 8,637	$ 11,505	$ 42,243
Segment profit percentage	49.5%	11.1%	11.3%	28.1%	N/M	100.0%
Assets	$1,607,220	$954,843	$21,326	$184,648	$1,253,810	$4,021,847

NOTE 19 – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Federal banking regulations place certain restrictions on dividends paid and loans or advances made by the BANK to the Company and its affiliates. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the BANK. Loans or advances to the Company and for each affiliate are limited to 10 percent of the BANK's capital stock and surplus, but no more than 20 percent in aggregate. Loans and advances must be made on a secured basis.

At December 31, 2003, the BANK's retained earnings available for the payment of dividends without prior regulatory approval was $49.9 million. The amount available for loans or advances by the BANK to the Company and its affiliates amounted to $26.4 million.

In addition, dividends paid by the BANK to the Company would be prohibited if the effect thereof would cause the BANK's capital to be reduced below applicable minimum capital requirements. See also Note 20 of the Notes to Consolidated Financial Statements.

NOTE 20 – CAPITAL REQUIREMENTS

The Company and the BANK (Regulated Companies) are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Regulated Companies must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Regulated Companies to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 Capital to average assets. Tier 1 Capital includes common stockholders' equity, qualifying preferred stock and Trust Preferred securities, less goodwill and certain other deductions (including the unrealized net gains and losses, after applicable taxes, on available-for-sale securities carried at fair value). Total Capital includes Tier 1 Capital plus preferred stock not qualifying as Tier 1 Capital, mandatory convertible debt, subordinated debt, certain unsecured senior debt issued by the Company, the allowance for loan and lease losses and net unrealized gains on marketable equity securities, subject to limitations by the guidelines.

As of December 31, 2003, the most recent notification from the Company's regulators categorized the BANK as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized a bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the BANK's category.

Management believes, as of December 31, 2003, that the Regulated Companies meet all capital adequacy requirements to which they are subject. The Company's and the BANK's actual capital amounts and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes			
			Minimum		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	**$417,580**	**11.76%**	**$284,003**	**≥8.00%**	**n/a**	**n/a**
AMCORE Bank, N.A.	399,660	11.33%	282,160	≥8.00%	$352,699	≥10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	**$375,330**	**10.57%**	**$142,001**	**≥4.00%**	**n/a**	**n/a**
AMCORE Bank, N.A.	357,467	10.14%	141,080	≥4.00%	$211,620	≥6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	**$375,330**	**8.49%**	**$176,811**	**≥4.00%**	**n/a**	**n/a**
AMCORE Bank, N.A.	357,467	8.13%	175,963	≥4.00%	$219,953	≥5.00%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	**$378,688**	**10.98%**	**$275,954**	**≥8.00%**	**n/a**	**n/a**
AMCORE Bank, N.A.	367,395	10.70%	274,645	≥8.00%	$343,307	≥10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	**$343,253**	**9.95%**	**$137,977**	**≥4.00%**	**n/a**	**n/a**
AMCORE Bank, N.A.	332,171	9.68%	137,323	≥4.00%	$205,984	≥6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	**$343,253**	**7.82%**	**$175,623**	**≥4.00%**	**n/a**	**n/a**
AMCORE Bank, N.A.	332,171	7.59%	174,954	≥4.00%	$218,693	≥5.00%

NOTE 21 – CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED PARENT COMPANY BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(in thousands)	
ASSETS		
Cash and cash equivalents	$ 2,036	$ 976
Short-term investments	13,500	29,000
Securities available for sale	2,040	2,455
Due from subsidiaries	21	9
Loans to subsidiaries	1,500	900
Investment in subsidiaries	386,626	373,262
Company owned life insurance	20,964	17,595
Premises and equipment, net	221	909
Other assets	9,809	9,119
Total Assets	$436,717	$434,225
LIABILITIES		
Short-term borrowings	$ 10,042	$ 28,408
Long-term borrowings	41,238	41,238
Other liabilities	9,853	8,898
Total Liabilities	$ 61,133	$ 78,544
STOCKHOLDERS' EQUITY		
Preferred stock	$ —	$ —
Common stock	6,625	6,615
Additional paid-in capital	73,862	74,326
Retained earnings	378,305	351,247
Treasury stock and other	(92,165)	(97,566)
Accumulated other comprehensive income	8,957	21,059
Total Stockholders' Equity	$375,584	$355,681
Total Liabilities and Stockholders' Equity	$436,717	$434,225

CONDENSED PARENT COMPANY STATEMENTS OF INCOME

	Years Ended December 31, 2003	2002	2001
	(in thousands)		
INCOME:			
Dividends from subsidiaries	$23,000	$30,500	$45,100
Interest income	434	581	895
Company owned life insurance income	1,706	697	625
Other	328	3	1
Total Income	$25,468	$31,781	$46,621
EXPENSES:			
Interest expense	$ 4,207	$ 4,676	$ 4,740
Compensation expense and employee benefits	3,989	5,644	3,409
Other	2,797	2,624	2,967
Total Expenses	$10,993	$12,944	$11,116
Income before income tax benefits and equity in undistributed net income of subsidiaries	$14,475	$18,837	$35,505
Income tax benefits	3,947	5,380	3,947
Income before equity in undistributed net income of subsidiaries	$18,422	$24,217	$39,452
Equity in undistributed net income of subsidiaries	25,082	19,254	2,995
Net income before extraordinary item	$43,504	$43,471	$42,447
Extraordinary item: Early extinguishment of debt (net of tax)	—	—	(204)
Net Income	$43,504	$43,471	$42,243

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
	(in thousands)		
Cash Flows from Operating Activities			
Net income	$ 43,504	$ 43,471	$ 42,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	474	975	1,305
Net securities (gains) losses	(256)	28	—
Deferred compensation amortization	336	1,592	577
Equity in undistributed net income of subsidiaries	(25,082)	(19,254)	(2,995)
(Increase) decrease in due from subsidiaries	(12)	13	220
Increase in other assets	(2,330)	(2,724)	(633)
Increase in other liabilities	955	1,248	2,894
Other, net	(87)	213	15
Net cash provided by operating activities	$ 17,502	$ 25,562	$ 43,626
Cash Flows from Investing Activities			
Purchase of securities	$ —	$ —	$ (1,821)
Proceeds from sales of securities available for sale	506	177	—
Net decrease (increase) in short term investments	15,500	(29,000)	—
Net liquidation of (investment in) subsidiaries	—	864	(1,600)
Loans to subsidiaries	(1,000)	(31,400)	(44,850)
Payments received on loans to subsidiaries	400	53,450	23,500
Transfer of premises and equipment to affiliates	194	17	—
Investment in company owned life insurance	(1,663)	(3,248)	—
Premises and equipment expenditures, net	(2)	(107)	(2)
Net cash provided by (used for) investing activities	$ 13,935	$ (9,247)	$(24,773)
Cash Flows from Financing Activities			
Net (decrease) increase in short-term borrowings	$(18,366)	$ (2,879)	$ 31,287
Payment of long-term borrowings	—	(444)	(445)
Dividends paid	(16,446)	(15,839)	(16,331)
Proceeds from the issuance of common stock	843	843	672
Proceeds from exercise of incentive stock options	9,920	4,228	7,281
Purchase of treasury stock	(6,328)	(2,412)	(40,644)
Net cash used for financing activities	$(30,377)	$(16,503)	$(18,180)
Net change in cash and cash equivalents	$ 1,060	$ (188)	$ 673
Cash and cash equivalents:			
Beginning of year	976	1,164	491
End of year	$ 2,036	$ 976	$ 1,164

CONDENSED QUARTERLY EARNINGS & STOCK PRICE SUMMARY (unaudited)

	2003				2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)							
Interest income	$59,753	$58,217	$54,899	$55,879	$60,711	$63,816	$65,282	$63,319
Interest expense	25,237	23,124	21,874	19,826	30,532	31,623	31,424	28,781
Net interest income	$34,516	$35,093	$33,025	$36,053	$30,179	$32,193	$33,858	$34,538
Provision for loan losses	12,575	4,729	4,318	3,295	2,640	2,653	3,360	3,921
Non-interest income	29,431	20,511	22,961	19,085	17,108	16,009	17,405	19,790
Operating expenses	37,003	35,386	35,182	38,577	31,431	31,488	33,958	34,138
Income before income taxes	$14,369	$15,489	$16,486	$13,266	$13,216	$14,061	$13,945	$16,269
Income taxes	3,648	4,262	4,806	3,390	3,290	3,478	3,262	3,990
Net Income	$10,721	$11,227	$11,680	$ 9,876	$ 9,926	$10,583	$10,683	$12,279
Per share data:								
Basic earnings	$ 0.43	$ 0.45	$ 0.47	$ 0.40	$ 0.40	$ 0.43	$ 0.43	$ 0.50
Diluted earnings	0.43	0.45	0.47	0.39	0.40	0.42	0.43	0.49
Dividends	0.16	0.16	0.17	0.17	0.16	0.16	0.16	0.16
Stock price ranges -high	22.74	24.45	26.15	28.00	23.99	24.91	23.94	24.00
-low	20.35	21.56	23.00	25.15	20.60	20.70	20.40	20.65
-close	21.77	23.23	25.16	27.12	23.51	23.17	21.96	21.70

The financial information contains all normal and recurring reclassifications for a fair and consistent presentation.

Quotes have been obtained from the National Association of Security Dealers. These quotes do not reflect retail mark-ups, mark-downs or commissions nor are they necessarily representative of actual transactions.

Independent Auditors' Report

The Board of Directors
AMCORE Financial, Inc.:

We have audited the accompanying consolidated balance sheets of AMCORE Financial, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMCORE Financial, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, effective January, 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Additionally, as discussed in Note 11 to the consolidated financial statements, effective January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138.

KPMG LLP

Chicago, Illinois
March 10, 2004

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Changes in Internal Controls

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) *Directors of the Registrant.* The Proxy Statement and Notice of 2004 Annual Meeting, dated March 12, 2004, are incorporated herein by reference.

(b) *Executive Officers of the Registrant.* The information is presented in Item 1 of this document.

(c) *Code of Ethics.* The Company has adopted a code of ethics applicable to all employees, including the principal executive officer, principal financial officer and principal accounting officer of the Company. The AMCORE Financial, Inc. Code of Ethics is posted on the Company's website at www.AMCORE.com/governance. See Part I, Item 1 of this report on Form 10-K for additional information.

ITEM 11. EXECUTIVE COMPENSATION

The Proxy Statement and Notice of 2004 Annual Meeting, dated March 12, 2004, are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Proxy Statement and Notice of 2004 Annual Meeting, dated March 12, 2004, are incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information as of the end of the Company's 2003 fiscal year with respect to all incentive/option plans under which equity securities are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (2)(3)	2,105,303	$22.30	654,448
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,105,303	$22.30	654,448

(1) Does not include individual options to purchase 40,762 shares as of December 31, 2003, with a weighted average exercise price of $9.77 that were assumed by the Company in acquisitions. Includes options that have not vested and, therefore, are not currently exercisable. See Note 13 of the Notes to Consolidated Financial Statements – Stock Incentive Plans for additional information on vesting schedules. For purposes of determining diluted shares for earnings per share calculations, only options which are 'in-the-money' are included in the calculation. See Note 17 of the Notes to Consolidated Financial Statements – Earnings Per Share for additional information.

(2) The AMCORE Financial, Inc. 2000 Stock Incentive Plan (Plan) provides for the grant of stock options, reload options, stock appreciation rights, performance units, restricted stock awards and stock bonus awards to key employees. The Plan contains an "evergreen" provision that allows 2.5% of total outstanding shares be reserved for issuance under the Plan as of the effective date and 1.5% of total outstanding shares in each subsequent plan year not to exceed 425,000 shares in any one year, plus shares reserved for issuance but unissued in a prior plan year during the term of the Plan provided that the total shares available for issuance under the Plan and other similar plans does not exceed twelve percent of the total outstanding shares at the beginning of the plan year.

(3) The Restricted Stock Plan for Non-Employee Directors only provides for the issuance of restricted shares. The remaining shares available for grant under this plan which are included in the totals above is 223,030.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Proxy Statement and Notice of 2004 Annual Meeting, dated March 12, 2004, are incorporated herein by reference. See also Note 4 of the Notes to Consolidated Financial Statements.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Proxy Statement and Notice of 2004 Annual Meeting, dated March 12, 2004, are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)1. FINANCIAL STATEMENTS

The following Consolidated Financial Statements of AMCORE are filed as a part of this document under Item 8. Financial Statements and Supplementary Data.

Consolidated Balance Sheets – December 31, 2003 and 2002

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements – December 31, 2003, 2002 and 2001

Independent Auditors' Report

(a)2. FINANCIAL STATEMENT SCHEDULES

All financial statement schedules have been included in the consolidated financial statements or are either not applicable or not significant.

(a)3. EXHIBITS

3.1	Amended and Restated Articles of Incorporation of AMCORE Financial, Inc., dated April 8, 1986 (Incorporated by reference to Exhibit 3 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended March 31, 1986); as amended May 3, 1988 to Article 8 (Incorporated by reference to AMCORE's definitive 1988 Proxy Statement dated March 18, 1988); and as amended May 1, 1990 to Article 5 (Incorporated by reference to AMCORE's definitive 1990 Proxy Statement dated March 21, 1990).
3.2	By-laws of AMCORE Financial, Inc., as amended February, 2004.
4.1	Rights Agreement, dated February 16, 2001, between AMCORE Financial, Inc. and Wells Fargo Bank Minnesota, N.A. (Incorporated by reference to AMCORE's Form 8-K as filed with the Commission on February 27, 2001).
4.2	Indenture, dated as of March 25, 1997, between the Company and The First National Bank of Chicago (now known as Bank One Corporation) (Incorporated herein by reference to Exhibit 4.1 of the Company's registration statement on Form S-4, Registration No. 333-25375 as filed with the Commission on April 17, 1997).
4.3	Form of New Guarantee between the Company and The First National Bank of Chicago (now known as Bank One Corporation) (Incorporated herein by reference to Exhibit 4.7 of the Company's registration statement on Form S-4, Registration No. 333-25375 as filed with the Commission on April 17, 1997).
10.1	AMCORE Stock Option Advantage Plan (Incorporated by reference to AMCORE's Proxy Statement, Appendix A, filed as Exhibit 22 to AMCORE's Annual Report on Form 10-K for year ended December 31, 1998).
10.2	AMCORE Financial, Inc. 2000 Stock Incentive Plan (Incorporated by reference to AMCORE's Proxy Statement, Appendix A, filed as Exhibit 22 to AMCORE's Annual Report on Form 10-K for year ended December 31, 1999).
10.3	AMCORE Financial, Inc. 2001 Stock Option Plan for Non-Employee Directors (Incorporated by reference to AMCORE's Proxy Statement, Appendix A, filed as Exhibit 22 to AMCORE's Annual Report on Form 10-K for year ended December 31, 2000).
10.4A	Amended and Restated Transitional Compensation Agreement, dated December 18, 2001, between AMCORE Financial, Inc. and the following individuals: Kenneth E. Edge, John R. Hecht and James S. Waddell (Incorporated by reference to Exhibit 10.4D of AMCORE's Annual Report on Form 10-K for the year ended December 31, 2001).
10.4B	Amended and Restated Transitional Compensation Agreement, dated December 18, 2001, between AMCORE Financial, Inc. and the following individuals: Joseph B. McGougan and Bruce W. Lammers (Incorporated by reference to Exhibit 10.4E of AMCORE's Annual Report on Form 10-K for the year ended December 31, 2001).
10.4C	Amended and Restated Transitional Compensation Agreement, dated April 1, 2002, between AMCORE Financial, Inc. and Patricia M. Bonavia (Incorporated by reference to Exhibit 10 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.4D	Separation, Release and Consulting Agreement, dated June 20, 2002, between AMCORE Financial, Inc. and Robert J. Meuleman (Incorporated by reference to Exhibit 10.1 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.4E	Amended and Restated Transitional Compensation Agreement, dated May 7, 2003, between AMCORE Financial, Inc. and Eleanor F. Doar (Incorporated by reference to Exhibit 10.2 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

10.5 Executive Insurance Agreement, dated August 10, 1998, between AMCORE Financial, Inc. and the following executives: Kenneth E. Edge, John R. Hecht, and James S. Waddell (Incorporated by reference to Exhibit 10.10 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

10.6 Supplemental Executive Retirement Plan, dated May 20, 1998 (Incorporated by reference to Exhibit 10.9 of AMCORE's Annual Report on Form 10-K for the year ended December 31, 1999).

10.7 Loan Agreement (as amended) with M & I Marshall and Ilsley Bank, dated April 30, 2003 (Incorporated by reference to Exhibit 10.1 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

10.8 AMCORE Financial, Inc. Supplemental Incentive Plan, effective July 1, 2001 (Incorporated by reference to Exhibit 10 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.9 AMCORE Financial, Inc. Amended and Restated Deferred Compensation Plan (Incorporated by reference to Exhibit 10.3 of AMCORE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

21 Subsidiaries of the Registrant.

22 Proxy Statement and Notice of 2004 Annual Meeting.

23 Consent of KPMG LLP.

24 Power of Attorney.

31.1 Certification of CEO pursuant to Rule 13a-14 and Rule 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of CFO pursuant to Rule 13a-14 and Rule 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) A report on Form 8-K, dated October 14, 2003, was filed concerning the Company's results of operations for the quarter ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCORE FINANCIAL, INC.

Date: March 12, 2004

By: ______________________________

John R. Hecht
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below on the 12th day of March, 2004 by the following persons on behalf of the Registrant in the capacities indicated.

Name	Title
Kenneth E. Edge	Chairman and Chief Executive Officer (principal executive officer)
John R. Hecht	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

Directors: Paula A. Bauer, Karen L. Branding, Paul Donovan, Kenneth E. Edge, John W. Gleeson, John A. Halbrook, Frederick D. Hay, William R. McManaman, Jack D. Ward and Gary L. Watson

Kenneth E. Edge*

John R. Hecht *

Attorney in Fact*

AMCORE Financial

AMCORE Financial, Inc., 501 Seventh Street, Rockford, Illinois 61104 815-968-2241 www.AMCORE.com

Annual Report

"At the end of the day, it all comes down to people."



AMCORE Financial

AMCORE Financial, Inc.

Summary Annual Report

2003

Table of Contents:

Gatefold	Corporate Profile
	Stock Price
	Brand Promise
2	Shareholder Letter
[illegible]	Deposit Growth
[illegible]	Loan Growth
[illegible]	Asset Management & Mortgage Business
[illegible]	Branch Expansion
22	Financial Highlights
24	Consolidated Financial Statements and Financial Review
28	Independent Auditors' Report
	Annual Meeting & Stock Listing
	Contact Information
	Dividend Information
29	AMCORE Locations - Illinois
30	AMCORE Locations - Wisconsin & Iowa Financial Services Companies
31	Directors of AMCORE Financial, Inc.
32	Management Committee
IBC	Disclosure Statement

Relationships of trust depend on our willingness to look not only to our own interests, but also to the interests of others. At AMCORE, our core values of honesty, caring, respect and responsibility underscore everything we do.



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Living up to AMCORE Bank's new promise, Making It Easy For You, is not necessarily easy for us. We demand a great deal of commitment from each and every one of our employees. From our support staff and bankers to senior management, we all are devoted to fulfilling our customers' needs every minute of every day. Since their success is important to our success, that seems only natural.

Stock Price

The market value per share of AMCORE stock increased 25 percent in 2003 to a share price of $27.12 on December 31, 2003 compared to $21.70 on December 31, 2002.

Stock Price (12/31/2003)	$27.12	Book Value	$14.98
52-Week Range	$20.35 - $28.00	P/E Ratio	15.7X
Annualized Dividend	$0.68	Average Diluted Shares	25,090,000
Dividend Yield	2.51%	Market Cap	$680,440,800

Making It Easy For You SM

Brand Promise

AMCORE Bank knows and cares about its customers and is committed to making it easy for them to bank and invest by providing the physical, electronic and relationship convenience that connects them with the services and people they financially need and want.

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WISCONSIN
Portage
Baraboo
Lodi
Sauk City
Madison
Milwaukee
Waukesha
Mt. Horeb
Verona
Belleville
New Glarus
Argyle
Darlington
Monroe
Dubuque
South Beloit
Roscoe
Machesney Park
McHenry
Woodstock
Freeport
ROCKFORD
Belvidere
Crystal Lake
Algonquin
Lincolnshire
Carpentersville
Des Plaines
Cedar Rapids
IOWA
Oregon
Elgin
South Elgin
St. Charles
Schaumburg
Chicago
Dixon
Sterling
Aurora
Oak Brook
Naperville
Des Moines
Iowa City
Rock Falls
Mendota
Quad Cities
Princeton
Peru
ILLINOIS
90
43
94
20
39
88
80

By the close of 2006, AMCORE expects to have added 24 new branches in high-growth markets in an area bounded by Interstates 90, 39, 94, 294 and 88 for a total of 74 locations. AMCORE currently employs over 1,500 people.

Corporate Profile

AMCORE Financial, Inc. is a leading Midwestern bank that is increasing its presence in some of the Midwest's fastest growing markets. Headquartered in Northern Illinois, the Company has banking assets of $4.5 billion and investment assets under administration of $4.3 billion with 64 locations in Illinois, Wisconsin and Iowa.



7:52 AM Management is doing things right; leadership is doing the right things.



oing what's right for the customer will continue building relationships,

nancial performance and shareholder value."

Kenneth E. Edge, Chairman, President and CEO

Letter to the Shareholders

Dear Shareholder:

AMCORE Financial, Inc. is the strong financial partner that mid-size businesses and consumers want, and we make it easy for them to bank and invest with us. This is our competitive advantage and is contributing to our success as we open and expand profitable branches in some of the Midwest's fastest growing markets.

Another major component of the year's success is our people and our positive attitude toward doing what is right for our customers. At the end of the day, it all comes down to people, our values and the relationships we build.

Key initiatives drive success

Revenue growth and improvement in our key drivers of success came from four initiatives: expanding in high growth markets, increasing deposits, generating quality loans, and growing revenues. These initiatives are improving several performance measures that will contribute to our future success.

For instance, decreased funding costs due to our deposit initiative combined with strong loan growth from branch expansion, improved net interest income by six percent to $139 million from $131 million in 2002. Likewise, our net revenues increased 15 percent to $231 million in 2003 from $201 million in 2002 due to strong loan growth and a record year for our mortgage business. Our net interest margin continues to improve relative to

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"Our strategy of establishing a cost-effective presence in rapidly growing markets, such as Madison, WI, and the suburbs of Chicago, will help AMCORE grow profitably."



our peers, which illustrates our initiatives are working. While deposit and loan growth have contributed to recent performance, branch expansion is expected to drive future progress.

Branch expansion

During 2003, we entered the heart of our branch expansion program and began upgrading profitable limited branch offices (LBOs) and in-store branches into full service facilities. Diversifying into new markets during a slow economy helped AMCORE grow its business and maintain its profitability. Our progress thus far has exceeded our expectations. Our LBOs become profitable in less than one year, and our full service facilities that are upgraded from LBOs become profitable shortly thereafter. By meeting our 2006 goal – with more than two-thirds of AMCORE branches located in high growth markets – we expect to raise revenue growth rates beyond historic levels.

Growing deposits

Growing customer deposits also reflects the addition of full service branches in high growth markets. As more full service branches are added, AMCORE expects its deposit growth to increase at a faster rate. Deposit relationships are the key to building household relationships, which are crucial in selling additional bank and investment services.

Consumers consider the bank with their checking account as their primary bank. One of AMCORE's goals in 2004 is to increase the number of services it has on average with its customers. By adding more services within a household, profitability and customer loyalty increases.

An important facet of AMCORE's deposit strategy is shifting away from expensive time deposits and wholesale funding to lower-cost sources such as checking accounts. This resulted in a one percentage point decrease in funding costs during 2003.

Five-year Comparison of Closing Stock Price



$28.00
26.00
24.00
22.00
20.00
24.00
20.69
22.35
21.70
27.12
1999
2000
2001
2002
2003

AMCORE's stock price closed at $27.12 at December 31, 2003, which was a 25 percent increase from the prior year close and a 13 percent increase from the $24 closing price five years ago.

Increasing quality loans

By focusing on high growth markets with significant concentrations of mid-size businesses, we achieved quality loan growth, even through a soft economy. Strong underwriting processes and risk controls enabled AMCORE to provide timely responses to customers while ensuring credit quality.

In addition, AMCORE increased reserves in 2003, and the allowance for loan losses as a percentage of ending loans reached an 11-year high. Total non-performing loans decreased three percent, or $1.1 million, from December 31, 2002. Adding regional credit officers in major growth markets, along with a well-defined loan approval process, contributed to improved credit quality. Identifying and addressing deteriorating credits quickly is expected to continue to favorably impact AMCORE's credit quality and reduce losses in 2004.

Building revenues

Low interest rates in 2003 led to a mortgage-refinancing boom that contributed to a 31 percent increase in non-interest income. Refinancing volume is not expected to continue at the same pace in 2004, and, in fact, it dropped significantly during fourth quarter 2003. AMCORE plans to continue expanding its new purchase mortgage business, which grew 31 percent to $241 million in 2003 from the prior year.

Anticipating lower mortgage volume, AMCORE has been rebuilding and positioning its asset management business to become an important source of future revenues. To increase the number of customers using AMCORE investment products, we are instituting new investment processes and an integrated team approach to delivering personal financial services.

Progress on our key initiatives in 2003 is expected to deliver strong results in 2004. We look forward to continued success in our branch expansion strategy, which has exceeded our expectations. We have a dedicated team in place committed to making it easy for customers to bank and invest with AMCORE. This is accomplished by earning our customers' trust and delivering our quality products and services every day. Doing what's right for the customer will continue building relationships, financial performance, and shareholder value.

Kenneth E. Edge
Chairman, President and Chief Executive Officer
AMCORE Financial, Inc.

7 8:35 AM

Executive Committee



From left to right: Kenneth E. Edge, Chairman, President & CEO; Patricia M. Bonavia, Executive Vice President & COO, AMCORE Investment Group; Eleanor F. Doar, Senior Vice President & Corporate Marketing Director; John R. Hecht, Executive Vice President & CFO; Bruce W. Lammers, Executive Vice President & COO, AMCORE Bank; Joseph B. McGougan, President, AMCORE Mortgage; James S. Waddell, Executive Vice President & CAO



10:20 AM Without a sense of caring, there can be no sense of community.



Deposit Growth

"When a member of AMCORE's Rockford Ambassador Club passed away, his family mentioned he was a charter member in his obituary. He had no children and his wife was deceased. Still, his nieces and nephews knew how much the Ambassador Club and AMCORE meant to him.

This relationship wasn't based on one heroic effort, but on many small acts of honesty, caring, respect and responsibility shown to this customer over a lifetime."

Kristi Swanson, Ambassador Club Director

A commitment to doing what is right for the customer is not limited to the time on the clock or the day of the week. Rather, it is a way of doing business when and where a customer needs banking or investment counsel. Every AMCORE employee's mission is to excel at building the relationships that make it easy for customers to bank and invest at AMCORE.

This deep commitment to customer service has earned AMCORE the position of trusted financial partner. Proof of AMCORE's success is reflected in customer satisfaction scores. In core markets, 40 percent of consumers named AMCORE the best bank, rating AMCORE high on key relationship values, including personal attention, financial expertise, concern for financial well being and physical as well as electronic convenience.

Making it easy

Excelling in meeting customers' needs better than anyone else fits well with AMCORE's long-term commitment to build its consumer household base, grow deposits and deepen customer relationships. Significant progress is being made on these fronts. Consumer checking account balances, for instance, increased 188 percent from $111 million in 2002 to $320 million in 2003.

The Ambassador Club, which caters to the needs of customers age 55 and older, produced a 14 percent increase in households in 2003, a 15 percent increase in deposits and a 22 percent increase in investments through the program.

AMCORE employees know that making it easy for customers to bank at AMCORE is more than a nine-to-five job. When Regional President Leon Holschbach met the manager of a national hardware distribution center located in Princeton, IL, the manager lamented that his center, a major employer in the area, had no ATM on site.

AMCORE saw this as an opportunity and installed an ATM in less than three weeks. This same employer was even more appreciative when eight AMCORE financial experts brought Inside Advantage, AMCORE's bank at work program, to all three shifts. "These employees typically cannot visit a bank during normal business hours," said Johanna Mattingly, Princeton branch manager. "They appreciated our effort to come to them, making their banking easier."

Inside Advantage offers customers the convenience of automatic payroll deposit, on-line banking and bill pay. In 2003, 430 new businesses joined the program, which now has 855 participating companies, 101 percent more than 2002. The participating households in the program generated $28 million in deposits and $69 million in consumer loans during 2003.

Five-year Comparison of Deposits


$3.5
3.0
2.5
2.0
3.37
1999
2000
2001
2002
2003
Ending Balances (billions)

Ending deposit balances of $3.4 billion show an increase of two percent from the previous year. AMCORE focused on improving its deposit mix by increasing checking account balances and decreasing high-priced time deposits.

Growing relationships

AMCORE's customer relationships translate to business results as well. Growth in customer deposits reflects the addition of full service branches in high growth markets. In 2003, ending deposit balances grew to $3.4 billion from $3.3 billion in 2002, despite the transfer of $125 million in deposits with the sale of six Wisconsin branches in March 2003.

Transaction accounts, including checking and money market accounts, grew 18 percent to $1.6 billion from $1.4 billion in 2002. Savings accounts also had dramatic growth, increasing 80 percent to $245 million from $136 million in 2002.

In contrast, AMCORE's high-priced time deposits, including certificates of deposits and wholesale funding, decreased 16 percent to $1.5 billion in 2003 compared to $1.8 billion in 2002. This shift resulted in a one percentage point decrease in funding costs in 2003.

Home equity loans also are strong relationship builders. AMCORE's 2003 home equity campaign generated $37.3 million in loans in just three months. Home equity customers tend to use multiple services and remain loyal customers long after their original credit needs have been met.

By building strong relationships, AMCORE works hard to be its customers' financial partner for life, providing the right banking and investment products when and where they are needed to meet the customer's financial goals.


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15 AM
Walt Boothe, Treasury Management Team Leader, Rockford,
rarely behind his desk. He is often on the road meeting
when and where they need his financial expertise.

Five-year Comparison of Net Interest Margin


3.60%
3.50
3.40
3.30
3.20
3.55
3.29
3.42
3.53
3.54
1999
2000
2001
2002
2003

AMCORE's net interest margin is improving and closing the gap compared to its peers as it increased to 3.54 percent in 2003.



11:40 AM To our customers, responsiveness means being there.



When the owners of a plastic injection molding company in McHenry, IL, wanted to expand the business, they looked for a bank that could grow right along with them. Rather than go "downtown Chicago" to bank, the owners wanted a local connection with a bank large enough to meet their growing needs. AMCORE was a perfect fit. From business credit, lockbox and treasury management services, the account has grown to include personal accounts of the owners and company employees.

"By working as partners with business customers, AMCORE has earned the reputation as a trusted financial advisor to mid-size companies that are the backbone of so many of our "Midwestern communities."

Jay Druml and Megan Miller, Woodstock, IL

Research indicates that small to mid-size businesses are fueling much of the economic growth nationwide. Typically mid-size businesses have sales between $5 and $50 million and credit needs from $1 to $10 million. Generally entrepreneurial and family-owned, these businesses value flexibility, quick responses and personal attention from their banker. They also expect their bankers to demonstrate concern for their financial well being and have the expertise to take care of both their business and personal financial needs as they grow.

A team of experts

AMCORE commercial relationship managers average 18 years of banking experience and are skilled at bringing together the right experts from Private Banking, Retirement

Plan Services and Financial Planning as a team to meet customers' needs. Their objective is to make it easy for customers to achieve both their business and personal financial goals.

Marilyn Pfarr, Business Banking Relationship Manager, Monroe, WI, made banking so easy for a hardware store and lumberyard owner, that he switched his personal and business accounts to AMCORE. Her efforts, responsiveness and attention to detail earned points with the business owner, who said he had never received this level of service from a bank previously.



1:45 PM

Marilyn Pfarr, Business Banking Relationship Manager, Monroe, WI, earns the respect of small business owners with her efforts to understand their financial needs.

Measuring satisfaction

There are stories like this throughout AMCORE's markets. The proof is in customer satisfaction levels, which are high and increasing. In AMCORE's core markets, 51 percent of businesses named AMCORE the best bank, almost 10 percent ahead of the nearest competitor. Jay Druml, Commercial Relationship Manager, and Megan Miller, Treasury Relationship Manager, both of AMCORE Bank's Woodstock office, relied on a variety of products to meet the needs of the plastic injection molding company.

"The fact that we had a strong line of products to offer and had the knowledge to put those products to work for them gave AMCORE a competitive advantage," said Megan.

Jay added, "By making banking easy and convenient, we earned their business and their respect, which is why our relationship continues to strengthen."

Tailored products

AMCORE's tailored products meet the varying needs of today's businesses from start-ups to established companies. AMCORE products include credit services, treasury management, employee benefit/401(k) recordkeeping, AMCORE Online for Business, international and foreign exchange services, Small Business Administration loans and a 1031 tax-free property exchange facility. AMCORE's product line is designed to help customers work smarter in today's competitive business environment.

AMCORE's free business checking product, for instance, is popular with businesses looking for a cost-effective way to manage their day-to-day depository services. The product grew in 2003 attracting an average of $11 million in new deposits.

Growing the business

Overall loan and deposit growth also increased significantly in 2003, illustrating customers value and need the products, service and expertise AMCORE offers. Commercial deposits on average increased $115 million, or 14 percent, to $963 million in 2003 from the prior year. Average commercial loans increased $288 million, or 17 percent, to $1.9 billion in 2003 from the prior year. Driven by the increase in commercial lending, new branches in suburban Chicago and Madison markets were the biggest contributors to loan growth. As a result, average loans rose to $2.9 billion when compared to $2.7 billion in 2002.

AMCORE also is a significant lender in the Small Business Administration program with a total loan portfolio of $46.8 million as of December 31, 2003. SBA loans are popular with small business customers offering them another source of financing.

AMCORE's growth is supported by strong underwriting and a credit culture that works to control risk while being responsive to customers' needs. Consequently, total non-accrual loans as a percentage of loans decreased to 1.06 percent at December 31, 2003 from 1.13 percent at December 31, 2002.

AMCORE succeeds with mid-size businesses because it offers the services they value, including proven staff expertise, the right products when and where they need them and a strong tradition of serving customers well.

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4:30 PM

AMCORE cares about its communities. Financing and a grant through the AMCORE Foundation helped the BVRH Therapeutic Riding Center, Poplar Grove, IL expand so more children could benefit from its services.

Five-year Comparison of Average Loans


$3.00
2.75
2.50
2.25
2.00
2.90
1999
2000
2001
2002
2003
(billions)

Average loans grew to $2.9 billion in 2003, driven by an increase in commercial lending in new markets. This is a nine percent increase from 2002.

7:15 AM Confidence and trust are the foundation of long-term relationships.



In the early morning hours, before the steam has cooled on the coffee mugs, Craig Homb, of AMCORE Investment Group, brings radio listeners the latest in financial and market news. A trusted voice of expertise and financial wisdom, Craig has tracked market advances and declines through the years, which has taught him an important lesson:

"Fortunes are not made in a day; rather wealth is built over a lifetime with careful planning to reach one's financial goals."

Craig Homb, Investment Officer

Asset Management and Mortgage Businesses

AMCORE investment professionals help clients make well-informed financial decisions every day. With $4.3 billion in assets under administration, AMCORE's asset management team is considerably larger than most banks our size, giving it the necessary resources and expertise to earn customer trust as a financial advisor. This is one more way AMCORE distinguishes itself as a market leader, making it easy for customers to reach important financial goals.

AMCORE offers asset management and investment services to individuals and businesses through AMCORE Investment Group, N.A., and to institutional clients through its investment advisory company, Investors Management Group, Ltd., based in Des Moines, Iowa.

Declining equity markets over the past three years have challenged the investment industry with the S&P 500 losing 24.3 percent of its value from 2000 to 2003. As a result, trust and asset management revenues as a business segment declined $2 million to $23 million in 2003, due largely to investor shifts to fixed-income and money market assets, which reduced fee income.

Positioned for opportunities

AMCORE is differentiating itself from investment-only providers and is positioning itself for future growth. AMCORE Investment Group's Retirement Plan Services, for instance, surpassed its 2003 goals by offering flexibility in 401(k) services and investment choices to local and regional businesses.

Clients value the relationship conveniences Retirement Plan Services offers, which include personal attention, local servicing, competitive pricing, on-line account access and timely reporting and record-keeping services. In short, services that make it easier to reach retirement planning goals.

In early 2004, AMCORE Investment Group implemented an integrated team approach for financial and estate planning, insurance, investment management, private banking and trust services. This team approach is branded AMCORE Wealth Management. Utilizing the vast resources of AMCORE's banking franchise, customers' needs can be met at any stage of their life.

Preserving wealth

By making it easy for clients to invest, AMCORE helps them accumulate and grow wealth, preserve and protect assets, and assure a smooth transition of wealth at the appropriate time. Whether opening a 529 Education Account for a newborn, rolling over a 401(k), establishing a Trust or working with a Portfolio Manager in the Pinnacle Group, the focus is meeting customer needs with the right service. The strategy works. Driven by a team of 15 Series 7 registered representatives and 120 investment licensed bankers, retail investment revenues increased 26 percent compared to the prior year.

New accreditation

To better serve institutional clients, Investors Management Group tailored its product

Five-year Comparison of Non-Interest Income



$100
75
50
25
0
92.0
1999
2000
2001
2002
2003
(millions)

Non-interest income increased to $92.0 million, a 31 percent increase due, in part, to record mortgage revenues in 2003.

offerings to improve their performance. To take better advantage of market changes, Investors Management Group strengthened process disciplines and controls that improved investment performance versus benchmarks for the last half of 2003.

Investors Management Group also became compliant with standards promulgated by the Association for Investment Management Research (AIMR), a significant advantage in seeking new business. Asset management revenues will be especially important in 2004 as mortgage revenues return to more normal levels compared to the 2003 record highs.

Record closings

AMCORE Mortgage produced record revenues of $18 million, a 121 percent increase from $8 million in 2002. Total mortgage closings were up 24 percent in 2003 to $894 million compared to 2002, and importantly, AMCORE achieved market share growth during historic refinancing volume. New purchase mortgages increased 31 percent in 2003 compared to 2002. Several factors contributed to 2003 growth, including strategically positioning staff in rapidly growing markets and AMCORE's state-of-the-art approval process, which gave customers quick responses on credit needs.

AMCORE's commitment to quality service earned top honors for the third year in a row from Freddie Mac, a national agency that promotes homeownership. Freddie Mac ranked AMCORE in the top one percent nationally for customer service. Only 29 mortgage servicers out of 3,000 were awarded this honor. Making it easy for its customers to own a home is a source of pride to AMCORE and that makes preserving the customer relationship and servicing the $1.4 billion mortgage portfolio top priorities.


20 PM
Through teamwork AMCORE Mortgage sails through a record
and earns top honors for quality service. Brent Coleman,
Processor, and Susie Haro, Loan Originator, review the many
applications.

Five-year Comparison of Mortgage Revenues

365 24/7


$20
15
10
5
0
6.8
4.2
8.5
7.9
18.0
1999
2000
2001
2002
2003
(millions)

A record year in mortgage volume led to a 121 percent increase in mortgage revenues to $18 million in 2003.



5:55 PM A commitment to excellence underscores everything we do.



Working together, AMCORE personal bankers, commercial relationship managers, mortgage lenders and investment professionals are committed to meeting the business and personal financial needs of every customer at every stage of life. Through teamwork, AMCORE offers the best of both worlds, a strong line of products and services delivered by people who understand the local market.

"As a trusted financial partner and advocate for their financial well-being, AMCORE makes it easy for customers to bank, invest and achieve their financial goals."

Perry Lakhani, Branch Manager, South Elgin, IL

Branch Expansion

More than a philosophy, AMCORE's commitment to its customers is its competitive advantage in every new metro and core community market it serves. Branch expansion, which is expected to drive future progress, targets the geographic area bordered by I-94 on the north; I-294 on the east; I-90 and I-39 on the west and I-88 on the south. Communities in this area offer superior growth opportunities based on:

- Population growth and household density
- Fragmented local banking competition
- Anticipated need for AMCORE services

7:10 AM



Ryan Stockton, Real Estate Project Manager, and Don Hanna, Real Estate and Construction Manager, visit one of the new branches AMCORE opened in 10 communities in 2003, making it the busiest year yet for branch expansion.

Attractive markets

With population densities of 90,000 or more and projected five-year household growth of nearly seven percent, the top 50 Chicago suburban communities are rich in the customers AMCORE has proven successful in serving – the middle market and middle-income depositors. AMCORE serves this group so well, it exceeds national averages. For instance, middle market and middle-income depositors make up respectively 33 percent and 19 percent of AMCORE households, whereas the national averages for banks are 24 percent and 14 percent, respectively.

Mid-size businesses, another group AMCORE excels at serving, are plentiful as well. In the Chicago suburb of Des Plaines, for instance, there are over 5,000 mid-size businesses within 10 miles of AMCORE's branch.

The Madison market also offers similar opportunities. In late 2003, AMCORE opened two new full service branches, which are expected to enhance an already growing market presence. For the year, AMCORE added 440 new households in Madison, a 39 percent increase from 2002. In addition, AMCORE's Excelsior office, which opened in January 2002, continues to exceed growth projections, increasing its deposits by 107 percent and its loans by 66 percent in 2003.

Strategies that work

A proven strategy underpins AMCORE's branch expansion success. First, AMCORE targets rapidly growing markets with high concentrations of mid-size businesses. Then, it hires experienced local bankers who know the market and fit AMCORE's sales and credit culture. After establishing a cost-efficient limited branch office (LBO) in a leased facility, it begins offering commercial lending and treasury management services.

Soon after the LBO attains profitability, usually in less than a year, plans are made to upgrade to a full service facility. A site is sought near the original office that has high densities of targeted homeowners within a three-mile radius. Because the branch already has a profitable business base, the full service facility typically becomes profitable shortly thereafter, in sharp contrast to most new brick and mortar branches that take two years or more to achieve stand-alone profitability.

Proven success

The 14 branches opened since the program began in April 2001 contributed $266 million in total deposits and $558 million in total loans by December 31, 2003. AMCORE's early successes led it to accelerate the program. In fourth quarter 2003 and the first half 2004, AMCORE will open more new and upgraded branches than the net total of openings and upgrades since branch expansion began.

In 2003, AMCORE opened four LBOs in the communities of Aurora, IL; Waukesha, WI; Freeport, IL; and Oak Brook, IL, and opened seven full service branches in the Illinois communities of Rockford, South Elgin, Algonquin, Machesney Park, Elgin, and two locations in Madison, WI. As a result of upgrades to full service facilities, one LBO, one limited service and two in-store branches were closed.

By the close of 2006, AMCORE expects to have added a net total of 24 new branches since the program began. As a result, more than two-thirds of all AMCORE branches will be in high growth markets.

Long-term growth expected

Initially, the branch expansion program is dilutive to earnings per share, with the greatest impact occurring in 2003 and 2004. This, combined with an increase in diluted shares outstanding, led earnings per diluted share to decline to $1.73 in 2003 from $1.75 per diluted share in 2002.

In 2003, earnings dilution from branch expansion was $0.08 per share compared to $0.04 dilution per share in 2002. For full year 2004, dilution is expected to be between $0.04 to $0.08 per share. In 2005, the branch expansion program is expected to become accretive, adding $0.10 to $0.15 per share.

The branch expansion program is expected to increase the revenue growth rate well beyond historic levels, improve AMCORE's funding mix by growing customer deposits and ultimately build long-term shareholder value.

Five-year Comparison of Diluted Earnings Per Share



$2.00
1.75
1.50
1.25
1.00
1.73
1999
2000
2001
2002
2003

The impact of branch expansion dilution combined with an increase in diluted shares outstanding resulted in earnings per diluted share of $1.73 in 2003. By 2005, branch expansion is expected to be accretive to earnings.

6:45 PM Steve Brewer, Controller, and Yvette Powell, SEC Reporting Director, work on year end closings and reporting financial results.



Five-year Comparisons

Net Revenues



$230
220
210
200
190
180
170
160
150
230.7
1999
2000
2001
2002
2003
(millions)

$230.7 million in 2003.

Total Average Assets



$4.50
4.00
3.50
4.22
4.32
4.24
4.43
1999
2000
2001
2002
2003
(billions)

$4.43 billion in 2003.

Book Value Per Share



$15.00
10.00
5.00
0.00
10.51
11.87
12.26
14.98
1999
2000
2001
2002
2003

$14.98 in 2003.

Net-Interest Income



$140
130
120
110
100
125.1
119.9
138.7
1999
2000
2001
2002
2003
(millions)

$138.7 million in 2003.

Financial Highlights

(In thousands, except per share data)		**2003**		2002	Change
OPERATING RESULTS					
Net interest income	$	138,687	$	130,768	6.1%
Provision for loan losses		24,917		12,574	98.2%
Non-interest income		91,988		70,312	30.8%
Operating expense		146,148		131,015	11.6%
Pre-tax income		59,610		57,491	3.7%
Net Income	$	43,504	$	43,471	0.1%
Basic earnings per share	$	1.75	$	1.76	(0.6%)
Diluted earnings per share		1.73		1.75	(1.1%)
Dividends per share		0.66		0.64	3.1%
Average common shares outstanding		24,896		24,701	0.8%
Average diluted shares outstanding		25,090		24,911	0.7%
PERFORMANCE RATIOS					
Return on average equity		11.90%		13.19%	
Return on average assets		0.98%		1.02%	
Net interest margin		3.54%		3.53%	
Leverage ratio		8.49%		7.82%	
YEAR END BALANCES					
Total assets	$	4,543,628	$	4,520,714	0.5%
Gross loans		2,992,309		2,883,717	3.8%
Total deposits		3,368,494		3,294,662	2.2%
Stockholders' equity		375,584		355,681	5.6%
STOCK PRICE INFORMATION AT YEAR END					
Book value per share	$	14.98	$	14.35	4.4%
Market value per share		27.12		21.70	25.0%

AMCORE Financial, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	As of December 31,	
ASSETS	**2003**	2002
Cash and cash equivalents	$ 107,965	$ 145,224
Short-term investments	1,746	6,351
Securities available for sale	1,165,382	1,173,461
Loans held for sale	32,351	79,893
Gross loans	2,992,309	2,883,717
Allowance for loan losses	(42,115)	(35,214)
Net Loans	2,950,194	2,848,503
Company owned life insurance	116,475	108,914
Premises and equipment, net	72,427	57,911
Goodwill	15,575	15,645
Foreclosed real estate	4,433	3,415
Other assets	77,080	81,397
Total Assets	$ 4,543,628	$ 4,520,714
LIABILITIES		
Deposits:		
Demand deposits	$ 1,615,392	$ 1,372,446
Savings deposits	244,587	135,720
Other time deposits	1,508,515	1,786,496
Total Deposits	3,368,494	3,294,662
Short-term borrowings	557,063	595,513
Long-term borrowings	184,610	185,832
Other liabilities	57,877	89,026
Total Liabilities	$ 4,168,044	$ 4,165,033
STOCKHOLDERS' EQUITY		
Preferred stock, $1 par value: authorized 10,000,000 shares; none issued	$ -	$ -
Common stock, $.22 par value: authorized 45,000,000; issued 29,830,041 in 2003, 29,785,861 in 2002; outstanding 25,079,471 in 2003, 24,788,510 in 2002	6,625	6,615
Additional paid-in capital	73,862	74,326
Retained earnings	378,305	351,247
Treasury stock and other	(92,165)	(97,566)
Accumulated other comprehensive income	8,957	21,059
Total Stockholders' Equity	$ 375,584	$ 355,681
Total Liabilities and Stockholders' Equity	$ 4,543,628	$ 4,520,714

AMCORE Financial, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

(In thousands)

	Years ended December 31,	
INTEREST INCOME	**2003**	**2002**
Interest and fees on loans	$ 175,786	$ 185,141
Interest on securities	47,856	63,018
Interest on short-term investments	198	229
Interest and fees on loans held for sale	4,908	4,740
Total Interest Income	$ 228,748	$ 253,128
INTEREST EXPENSE		
Interest on deposits	$ 69,024	$ 92,420
Interest on short-term borrowings	10,578	17,071
Interest on long-term borrowings	10,459	12,869
Total Interest Expense	$ 90,061	$ 122,360
Net Interest Income	$ 138,687	$ 130,768
Provision for loan losses	24,917	12,574
Net Interest Income After Provision for Loan Losses	$ 113,770	$ 118,194
NON-INTEREST INCOME		
Trust and asset management income	$ 22,524	$ 24,707
Service charges on deposits	18,611	17,869
Mortgage revenues	17,558	7,940
Company owned life insurance income	7,022	5,684
Gain on sale of branches/loans	10,699	–
Other	11,199	11,609
Total Non-Interest Income, Excluding Security Gains	$ 87,613	$ 67,809
Net security gains	4,375	2,503
OPERATING EXPENSES		
Personnel expense	$ 84,555	$ 76,701
Net occupancy expense	8,772	7,854
Equipment expense	9,610	7,807
Data processing expense	5,096	6,783
Professional fees	4,583	4,262
Amortization of intangible assets	141	141
Other	33,391	27,467
Total Operating Expenses	$ 146,148	$ 131,015
Income Before Income Taxes	$ 59,610	$ 57,491
Income taxes	16,106	14,020
Net Income	$ 43,504	$ 43,471

AMCORE Financial, Inc. and Subsidiaries

(In thousands, except share data)

	As of December 31,			
EARNINGS PER COMMON SHARE (EPS)		**2003**		2002
Basic EPS	$	1.75	$	1.76
Diluted EPS		1.73		1.75
DIVIDENDS PER COMMON SHARE	$	0.66	$	0.64
AVERAGE COMMON SHARES OUTSTANDING				
Basic		24,896		24,701
Diluted		25,090		24,911

	As of December 31, 2003		
CAPITAL		Amount	Ratio
Tier 1 Capital	$	375,330	10.57%
Tier 1 Capital Minimum		142,001	4.00%
Amount in Excess of Regulatory Minimum	$	233,329	6.57%

		Amount	Ratio
Total Capital	$	417,580	11.76%
Total Capital Minimum		284,003	8.00%
Amount in Excess of Regulatory Minimum	$	133,577	3.76%

Five Year Comparison of Selected Financial Data

(In thousands, except per share data)

FOR THE YEAR:	2003	2002	2001	2000	1999
Interest income	$ 228,748	$ 253,128	$ 281,387	$ 320,874	$ 300,322
Interest expense	90,061	122,360	161,514	195,821	168,883
Net interest income	138,687	130,768	119,873	125,053	131,439
Provision for loan losses	24,917	12,574	16,700	9,710	10,550
Non-interest income	91,988	70,312	77,066	61,209	58,204
Operating expenses	146,148	131,015	123,635	117,113	123,838
Income before income taxes, extraordinary item & accounting change	59,610	57,491	56,604	59,439	55,255
Income taxes	16,106	14,020	14,382	16,356	15,106
Net income before extraordinary item & accounting change	$ 43,504	$ 43,471	$ 42,222	$ 43,083	$ 40,149
Extraordinary item: Early extinguishment of debt (net of tax)	–	–	(204)	–	–
Cumulative effect of accounting change (net of tax)	–	–	225	–	–
Net income	$ 43,504	$ 43,471	$ 42,243	$ 43,083	$ 40,149
Return on average assets	0.98%	1.02%	1.04%	1.00%	0.95%
Return on average equity	11.90	13.19	13.50	14.92	12.96
Net interest margin	3.54	3.53	3.42	3.29	3.55
AVERAGE BALANCE SHEET:					
Total assets	$4,424,520	$4,242,499	$4,054,874	$4,314,593	$4,216,662
Gross loans	2,902,208	2,665,875	2,518,772	2,736,482	2,593,770
Earning assets	4,069,154	3,899,321	3,750,714	4,035,705	3,969,851
Deposits	3,326,541	3,085,333	2,930,452	3,079,212	2,953,023
Long-term borrowings	193,862	212,997	288,680	316,680	300,490
Stockholders' equity	365,689	329,548	312,855	288,820	309,723
ENDING BALANCE SHEET:					
Total assets	$4,543,628	$4,520,714	$4,021,847	$4,244,106	$4,347,621
Gross loans	2,992,309	2,883,717	2,477,193	2,627,157	2,746,613
Earning assets	4,193,474	4,145,365	3,670,113	3,946,631	4,008,000
Deposits	3,368,494	3,294,662	2,893,737	3,143,561	3,016,408
Long-term borrowings	184,610	185,832	268,230	265,830	285,270
Stockholders' equity	375,584	355,681	301,660	308,497	293,728
FINANCIAL CONDITION ANALYSIS:					
Allowance for loan losses to year-end loans	1.41%	1.22%	1.37%	1.11%	1.03%
Allowance to non-accrual loans	132.98	108.24	128.28	132.12	159.16
Net charge-offs to average loans	0.57	0.42	0.44	0.29	0.33
Non-accrual loans to gross loans	1.06	1.13	1.07	0.84	0.65
Average long-term borrowings to average equity	53.01	64.63	92.27	109.65	97.02
Average equity to average assets	8.27	7.77	7.72	6.69	7.35
STOCKHOLDERS' DATA:					
Basic earnings per share	$ 1.75	$ 1.76	$ 1.66	$ 1.60	$ 1.42
Diluted earnings per share	1.73	1.75	1.64	1.58	1.40
Book value per share	14.98	14.35	12.26	11.87	10.51
Dividends per share	0.66	0.64	0.64	0.64	0.56
Dividend payout ratio	37.71%	36.36%	38.55%	40.00%	39.44%
Average common shares outstanding	24,896	24,701	25,490	26,930	28,304
Average diluted shares outstanding	25,090	24,911	25,730	27,237	28,730

Independent Auditors' Report

The Board of Directors and Stockholders
AMCORE Financial, Inc.
Rockford, Illinois

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of AMCORE Financial, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended (not presented herein); and in our report dated January 20, 2004, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

January 20, 2004
Chicago, Illinois

Annual Meeting & Stock Listing

The annual meeting of the stockholders will be held at 6:00 p.m. on May 4, 2004 at the Coronado Theatre, 314 North Main Street, Rockford, Illinois, 61101.

Common stock of AMCORE Financial, Inc. is traded on the National Market System of NASDAQ under the symbol "AMFI."

The stock transfer agent for AMCORE Financial, Inc. is:
Wells Fargo Bank, NA
161 North Concord Exchange
South St. Paul, MN 55075
1-800-468-9716

A comprehensive presentation of the consolidated financial statements and Management's presentation of the analysis of financial condition and results of operations can be found in the 2003 Annual Report on Form 10K filed with the Securities Exchange Commission, which can be referenced at www.SEC.gov. and at www.amcore.com/sec. All shareholders have been provided the 2004 Notice of Annual Meeting, 2003 Proxy Statement and 2003 Annual Report on Form 10K along with this Summary Annual Report.

AMCORE is an equal opportunity employer and supports affirmative action.

Contact Information

Katherine Taylor
Vice President,
Corporate Communications & Investor Relations Manager
AMCORE Financial, Inc.
501 Seventh St.
Rockford, IL 61104
Phone: (815) 961-7164

Kay Rouzan, CEP
Officer and Stock Plan Administrator
AMCORE Financial, Inc.
501 Seventh St.
Rockford, IL 61104
Phone: (815) 961-7003

Dividend Information

Historically, AMCORE has declared dividends every quarter since its formation in June 1983. Dividends of $0.66 per share were paid in 2003. In, 2002, 2001 and 2000 dividends of $0.64 were paid. In 1999, dividends of $0.56 were paid. AMCORE has a Dividend Reinvestment and Stock Purchase Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends. For more information, contact our transfer agent, Wells Fargo Shareowner Services at 1-800-468-9716.

In Illinois:

Algonquin
798 South Randall Road
Algonquin, IL 60102

Belvidere
401 Southtowne Drive
Belvidere, IL 61008

Carpentersville
94 Kennedy Memorial Drive
Carpentersville, IL 60110

Crystal Lake
5100 Northwest Highway
Crystal Lake, IL 60014

Des Plaines
1011 E. Touhy Avenue
Des Plaines, IL 60018

Dixon
- Dixon - Main
  101 W. First Street
  Dixon, IL 61021
- Dixon – Galena Avenue
  1400 North Galena Avenue
  Dixon, IL 61021
- Dixon – N. Hennepin
  212 North Hennepin
  Dixon, IL 61021

Elgin
- Elgin – Big Timber
  1950 Big Timber Road
  Elgin, IL 60123
- Elgin – McLean Blvd.
  170 N. McLean Blvd.
  Elgin, IL 60123
- South Elgin
  536 Randall Road
  South Elgin, IL 60177

Freeport
- Freeport – Cub Foods
  1512 South West Avenue
  Freeport, IL 61032
- Freeport – Galena Avenue
  2015 W. Galena Avenue
  Freeport, IL 61032-6702

Lincolnshire
300 TriState International,
Suite #180
Lincolnshire, IL 60069

Machesney Park
1530 West Lane
Machesney Park, IL 61115

McHenry
4101 Shamrock Lane
McHenry, IL 60050

Mendota
- Mendota - Main
  801 Washington Street
  Mendota, IL 61342
- Mendota – Drive Up
  609 8th Avenue
  Mendota, IL 61342

North Aurora
1245 Corporate Blvd., Suite 100
Aurora, IL 60504

Oak Brook
2803 Butterfield Road
Oak Brook, IL 60523

Oregon
122 North Fourth Street
Oregon, IL 61061

Peru
- Peru - Main
  1810 Fourth Street
  Peru, IL 61354
- Peru – Drive Up
  2022 Fourth Street
  Peru, IL 61354
- Peru – Econo Foods
  1351 38th Street
  Peru, IL 61354

Princeton
- Princeton – North Main
  1407 N. Main Street
  Princeton, IL 61356
- Princeton – South Main
  815 S. Main Street
  Princeton, IL 61356

Rock Falls
941 First Avenue
Rock Falls, IL 61071

Rockford
- Rockford - Alpine Village
  2510 S. Alpine Road
  Rockford, IL 61108
- Rockford – Brynwood
  2705 N. Mulford Road
  Rockford, IL 61114
- Rockford – Colonial Village
  1480 S. Alpine Road
  Rockford, IL 61108
- AMCORE Mortgage and
  Investment Services
  1021 N. Mulford Road
  Rockford, IL 61110-0187
- Rockford – North Main
  4000 North Main Street
  Rockford, IL 61103-1612
- Rockford - Perryville
  3201 N. Perryville Road
  Rockford, IL 61114
- Rockford – Rural St. Hilander
  1715 Rural Street
  Rockford, IL 61107
- Rockford – 7th Street
  501 Seventh Street
  Rockford, IL 61104
- Rockford – 6th Street
  920 Fourth Avenue
  Rockford, IL 61104
- Rockford – South Main
  228 S. Main Street
  Rockford, IL 61101

Roscoe
4844 Hononegah Road
Roscoe, IL 61073

St. Charles
2601 Oak Street
St. Charles, IL 60174

Schaumburg
1933 Meacham Road
Suite 110
Schaumburg, IL 60173

South Beloit
640 Blackhawk Blvd.
South Beloit, IL 61080

Sterling
302 First Avenue
Sterling, IL 61081

Woodstock
225 West Jackson Street
Woodstock, IL 60098

In Wisconsin:

Argyle
321 Milwaukee Street
Argyle, WI 53504

Baraboo
Baraboo - Main
1159 Eighth Street
Baraboo, WI 53913

Baraboo – Pick and Save
615 Highway 136
Baraboo, WI 53913

Belleville
One W. Main Street
Belleville, WI 53508

Darlington
155 Wells Street
Darlington, WI 53530

Lodi
713 N. Main Street
Lodi, WI 53555

Madison
Madison - Excelsior
8020 Excelsior Drive
Madison, WI 53717

Madison – East Washington Ave.
3003 East Washington Avenue
Madison, WI 53704

Madison – Verona Road
4702 Verona Road
Madison, WI 53711

Madison - Odana
6698 Odana Road
Madison, WI 53719

Monroe
Monroe - Main
1625 Tenth Street
Monroe, WI 53566

Monroe – Drive Up
1919 Tenth Street
Monroe, WI 53566

Mt. Horeb
Mt. Horeb - Main
100 S. First Street
Mt. Horeb, WI 53572

Mt. Horeb – Drive Up
1300 Business Hwy. 18-151 East
Mt. Horeb, WI 53572

New Glarus
512 Highway 69
New Glarus, WI 53574

Portage
Portage - Main
2851 New Pinery Road
Portage, WI 53901

Portage – Drive Up
611 E. Wisconsin Street
Portage, WI 53901

Sauk City
525 Water Street
Sauk City, WI 53583

Verona
610 West Verona Avenue
Verona, WI 53593

Waukesha
2835 N. Grandview Blvd.
Pewaukee, WI 53072

In Iowa:

Investors Management Group, Ltd.
1415 28th Street, Suite #200
West Des Moines, IA 50266

AMCORE Investment Group, N.A.
Pension Administration
1415 28th Street, Suite #200
West Des Moines, IA 50266

AMCORE Financial Services Companies

AMCORE Consumer Finance Company, Inc.
501 Seventh Street
P.O. Box 1537
Rockford, IL 61110-0037
(815) 961-4946

AMCORE Bank, N.A.
501 Seventh Street
P.O. Box 1537
Rockford, IL 61110-0037
(815) 968-2241

AMCORE Investment Group, N.A.
501 Seventh Street
P.O. Box 1537
Rockford, Illinois 61110-0037
(815) 961-7119

AMCORE Investment Services, Inc.
501 Seventh Street
P.O. Box 1537
Rockford, Illinois 61110-0037
(815) 961-7049

Investors Management Group, Ltd.
1415 28th Street, Suite #200
West Des Moines, IA 50266
(515) 244-5426

Paula A. Bauer
Vice President of Global Supply Chain Management
RAYOVAC Corporation

Karen L. Branding
Vice President
Busch Entertainment Corporation

Paul Donovan
Retired Executive Vice President &
Chief Financial Officer
Wisconsin Energy Corporation

Kenneth E. Edge
Chairman, President &
Chief Executive Officer
AMCORE Financial, Inc.

John W. Gleeson
Senior Vice President & Treasurer
Walgreen Company

John A. Halbrook
Chairman of the Board &
Chief Executive Officer
Woodward Governor Company

Frederick D. Hay
Retired Senior Vice President Operations
Snap-on Incorporated

William R. McManaman
Executive Vice President &
Chief Financial Officer
Aurora Foods, Inc.

Jack D. Ward, Esq.
Reno, Zahm, Folgate, Lindberg & Powell
Attorneys

Gary L. Watson
President, Newspaper Division
Gannett Co., Inc.

Directors Emeriti of AMCORE Financial, Inc.

Milton R. Brown
Retired Chairman & CEO
Suntec Industries

Carl J. Dargene
Chairman Emeritus
AMCORE Financial, Inc.

Robert A. Doyle
President
Yenom Development Company

Lawrence E. Gloyd
Retired Chairman &
Chief Executive Officer
CLARCOR, Inc.

C. Roger Greene
Retired Chairman
Rockford Division
BorgWarner Corporation

Robert A. Henry, M.D.
Retired President &
Chief Executive Officer
Swedish American Corporation
President
Visioneering Group

Roger Reno, Esq.
Chairman Emeritus
AMCORE Financial, Inc.

Patricia M. Bonavia
Executive Vice President &
Chief Operating Officer
AMCORE Investment Group, N.A.

Lori M. Burke
Senior Vice President &
Manager of Human Resources &
Corporate Skills Development Center
AMCORE Bank, N.A.

Melvin H. Buser
Senior Vice President &
Chief Credit Officer
AMCORE Bank, N.A.

Eleanor F. Doar
Senior Vice President &
Corporate Marketing Director
AMCORE Financial, Inc.

Kenneth E. Edge
Chairman of the Board, President &
Chief Executive Officer
AMCORE Financial, Inc.

James M. Hansberry
Senior Vice President &
Private Banking Manager
AMCORE Bank, N.A.

John R. Hecht
Executive Vice President &
Chief Financial Officer
AMCORE Financial, Inc.

Leon J. Holschbach
Regional Market President
AMCORE Bank, N.A.

Bruce W. Lammers
Executive Vice President &
Chief Operating Officer
AMCORE Bank, N.A.

Joseph B. McGougan
President
AMCORE Mortgage

Thomas R. Szmanda
Senior Vice President &
Chief Retail Officer
AMCORE Bank, N.A.

James S. Waddell
Executive Vice President &
Chief Administrative Officer
Corporate Secretary
AMCORE Financial, Inc.

This summary annual report contains, and our periodic filings with the Securities and Exchange Commission and written or oral statements made by the Company's officers and directors to press, potential investors, securities analysts and others will contain, forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and the Company intends that such forwardlooking statements be subject to the safe harbors created thereby with respect to, among other things, the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forwardlooking statements. These statements are based upon beliefs and assumptions of AMCORE's management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "should", "may", "will" or similar expressions identify forward looking statements. Forwardlooking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any forwardlooking statements in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forwardlooking statements involve certain inherent risks and uncertainties. A number of factors many of which are beyond the ability of the Company to control or predict could cause actual results to differ materially from those in its forwardlooking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new or existing competitors; (II) adverse state, local and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) ability to attract and retain key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; (XVI) changes in assumptions or conditions affecting the application of "critical accounting policies"; and (XVII) inability of third-party vendors to perform critical services for the Company or its customers and (XVIII) disruption of operations caused by the conversion of data processing systems.

Front cover insets from left to right: **Roger Reiling**, Manager of Finance, Rockford, IL; **Lynn Maaske**, Investors Management Group, Des Moines, IA; **Thomas Jordan**, Business Banking Relationship Manager, Des Plaines, IL; **Isabel Vazquez**, Executive Administrative Assistant, Rockford, IL; **Shane Van Sickle**, Branch Manager, Machesney Park, IL; **Cathy Jecklin**, Treasury Relationship Manager, Dixon, IL; and **Javier Placencia**, Commercial Relationship Manager, Elgin, IL

Back cover insets from left to right: **Dorinda Flores,** Commercial Relationship Manager, Des Plaines, IL; **Ed Dellheim**, Private Banking Relationship Manager, Elgin, IL; **Lillie Marks**, AMCORE Investment Services, Inc, Rockford, IL; **Teri Bowar**, Business Banking Relationship Manager, Mt. Horeb, WI; **Duncan Sanders**, Investment Representative, Rockford, IL; **Stephanie Johnson**, Assistant Teller Supervisor, 7th Street, Rockford, IL; **Gary Peterson**, Mortgage Loan Originator, Rockford, IL;



AMCORE Financial

AMCORE Financial, Inc., 501 Seventh Street, Rockford, Illinois 61104 815-968-2241 www.AMCORE.com